UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-33251

UNIVERSAL INSURANCE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**65-0231984**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

1110 W. Commercial Blvd., Fort Lauderdale, Florida 33309
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (954) 958-1200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	UVE	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒ Yes   ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to §240.10D-l(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

Aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of June 30, 2025, the last trading day of the registrant's most recently completed second fiscal quarter: $711,239,532

Indicate the number of shares outstanding of Common Stock of Universal Insurance Holdings, Inc. as of February 24, 2026: 28,008,189.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Annual Report on Form 10-K, to the extent not set forth herein, is incorporated herein by reference to the registrant's definitive proxy statement relating to the Annual Meeting of Shareholders to be held in 2026, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

UNIVERSAL INSURANCE HOLDINGS, INC.
TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this report may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The forward-looking statements anticipate results based on our estimates, assumptions and plans that are subject to uncertainty. These forward-looking statements may be identified by their use of words like "plans," "seeks," "expects," "will," "should," "anticipates," "estimates," "intends," "believes," "likely," "targets," and other words with similar meanings. These statements may address, among other things, our strategy for growth, catastrophe exposure and other risk management, product development, investment results, regulatory approvals, market position, expenses, financial results, projections, estimates, litigation and reserves. Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results or outcomes could differ materially from those projected or assumed in any of our forward-looking statements. There may be other factors not presently known to us or which we currently consider to be immaterial that could cause our actual results to differ materially from those projected in any forward-looking statements we make. We believe that these statements are based on reasonable estimates, assumptions and plans. A detailed discussion of the risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is set forth below, which are a summary of those discussed in the section titled "Risk Factors" (Part I, Item 1A). We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

ITEM 1.   BUSINESS

Overview

Universal Insurance Holdings, Inc. ("UVE," and together with its wholly-owned subsidiaries, "we," "our," "us," or the "Company") is a holding company offering property and casualty insurance and value-added insurance services. We develop, market, and underwrite insurance products for consumers predominantly in the personal residential homeowners lines of business and perform substantially all other insurance-related services for our primary insurance entities, including risk management, claims management, and distribution. Our primary insurance entities, Universal Property & Casualty Insurance Company ("UPCIC") and American Platinum Property and Casualty Insurance Company ("APPCIC" and together with UPCIC, the "Insurance Entities"), offer insurance products through both our appointed independent agent network and our online distribution channels across our multi-state footprint (primarily in Florida). The Insurance Entities seek to produce an underwriting profit (defined as earned premium minus losses, loss adjustment expense ("LAE"), policy acquisition costs and other operating costs and expenses) over the long term; maintain a conservative balance sheet to prepare for years in which the Insurance Entities are not able to achieve an underwriting profit; and generate investment income on assets.

Business Strategy

UVE's strategic focus is on creating a best-in-class experience for our customers and delivering strong shareholder returns across underwriting cycles. While weather-related volatility is an inherent part of property insurance, particularly in coastal markets such as Florida, our strategy includes generating non-risk bearing income that enhances returns in profitable underwriting periods, while serving as a buffer and potentially still allowing for consolidated profitability in challenging underwriting periods. We have more than 25 years of experience providing protection solutions. We continue to focus on disciplined underwriting in opportune markets and maintaining a resilient balance sheet that is enhanced by our reinsurance program. We have made substantial efforts in recent years to innovate across all of our service businesses, including continued development of our digital agency Clovered.com, where we have 39 carrier partners, and utilization of digital applications where applicable to administer claims. We continue to evaluate ways in which we can improve the customer experience across all touchpoints of the insurance value chain.

Products and Services

Insurance Products

UPCIC, our primary risk-bearing insurance entity, which accounts for the substantial majority of our Insurance Entities' business, primarily distributes policies through our independent agency network and offers the following types of personal residential insurance: homeowners, renters/tenants, condo unit owners, and dwelling/fire. UPCIC also offers allied lines, coverage for other structures, and personal property, liability, and personal articles coverages. APPCIC writes similar lines of insurance as UPCIC, but is only licensed in Florida and Georgia. APPCIC primarily distributes policies through our digital platforms, and beginning in the current year through our independent agency network.

Our Insurance Entities, UPCIC and APPCIC, are both currently rated "A" ("Exceptional") by Demotech, Inc. ("Demotech") and "A-" by Kroll Bond Rating Agency ("Kroll"), which are rating agencies specializing in evaluating insurer financial strength and stability. Our combined statutory capital and surplus was approximately $509.1 million at December 31, 2025.

Risk Management

Our subsidiary, Evolution Risk Advisors, Inc. ("ERA," formerly Universal Risk Advisors, Inc.), is the managing general agent for the Insurance Entities. In this capacity, ERA advises on actuarial issues, oversees distribution, administers claims payments, performs policy administration and underwriting, and assists with reinsurance negotiations. ERA's underwriting service evaluates insurance risk and exposures on an individual and portfolio basis and assists the Insurance Entities with pricing risks. All underwriting is performed utilizing our state-filed rate and rule manuals as the basis of our rate-making and risk assessment. ERA collects fees from the Insurance Entities for the services it provides, as well as certain policy fees from insureds. Our subsidiary, Universal Inspection Corporation d/b/a Wicklow Inspection Corporation, complements ERA and our Insurance Entities by conducting inspections as part of our underwriting process.

The Insurance Entities rely heavily on reinsurance to limit potential exposure to catastrophic events. In most years, reinsurance coverage is one of the most significant costs we incur. In conjunction with ERA, our licensed reinsurance intermediary, Blue Atlantic Reinsurance Corporation ("BARC"), partners with a third-party reinsurance broker to place and manage our reinsurance programs for the Insurance Entities. BARC receives commission revenue, net of third-party co-broker fees, from third-party reinsurers in connection with these services, which can serve to mitigate reinsurance costs.

Due to our exposure to Florida's residential property insurance market, we face risks associated with the adverse conditions that have affected the magnitude of both catastrophe and non-catastrophe losses and LAE in Florida in recent years. Although the Florida legislature passed law changes to address market abuses, including substantial reforms in December 2022, the benefits of these law changes may not be fully realized for several years while the Company continues to settle and respond to claims that occurred prior to reforms taking full effect. We have sought, and continue to seek, to mitigate these risks through our exposure management initiatives, efforts to attain rate adequacy, implementing product updates, and tailoring our claims and legal processes to market conditions.

As we are a property and casualty insurance company with a concentration in Florida and other coastal states, natural catastrophes are among the most serious risks facing our customers and communities. Changing climate conditions are increasing the unpredictability of natural catastrophes, such as hurricanes, floods, severe convective storms, and wildfires, leading to significant property losses. Our responsive claims team helps to restore our customers' lives after catastrophic losses. Our enterprise risk management framework, overseen by senior management and the Board of Directors (the "Board of Directors" or the "Board"), models and assesses loss probabilities. We seek to mitigate catastrophe risk for our customers and shareholders through prudent exposure management, underwriting initiatives, and sensitivity to geographic concentrations as well as through reinsurance as noted above.

Claims Management

Our subsidiary, Universal Adjusting Corporation d/b/a Alder Adjusting ("Alder"), manages our claims processing and adjusting functions from claim inception to conclusion, which we believe allows us to increase efficiency and provide a high level of customer service. Alder updates its claims-handling procedures over time in response to market trends. Through Alder, we have adopted initiatives to adjust and pay straightforward, meritorious claims as promptly as possible through timely analysis and on-site field adjusting. Alder also has increased its use of technology to inspect properties and facilitate adjusting claims. In addition to our in-house claims operation, we assign some field inspections to third-party adjusters. Our relationships with these adjusters enable us to continue to provide high quality and timely service following a catastrophe, such as a hurricane in coastal states, and during any other period of unusually high claim volume. Through our continuous improvement and operational excellence initiatives, we continue to evaluate ways in which we can improve the customer's claims experience. Alder's data intelligence allows the Insurance Entities, ERA, and our reinsurance partners to identify trends and refine the underwriting process and guidelines to seek adequate pricing and identify needed adjustments. Our claims management operations provide cost-effective solutions in servicing claims for the Insurance Entities and generates additional fee income from adjusting claims ceded to reinsurers.

Our in-house claims litigation team continues to focus on more effectively and efficiently protecting our rights in litigation, including through subrogation. Subrogation is the act of seeking reimbursement from a third party that caused a covered event to an insured for the amount we paid on the insured's behalf. Reflecting our efforts to improve and enhance our claims operations and to address emerging claims and litigation trends, approximately 54% of our employees work in our claims management operations. Of these employees, 56% comprise our in-house claims litigation team.

Distribution

We market and sell our products primarily through our network of approximately 9,500 licensed independent agents (3,900 in Florida). Our strong relationships with our independent agents and their relationships with their customers are critical to our ability to identify, attract, and retain profitable business. We actively participate in the recruitment and training of our independent agents and provide each agency with training sessions on topics such as underwriting guidelines and submitting claims.

We utilize an attractive commission-based compensation plan as an incentive for independent agents to place business with us. We also strive to provide excellent service to our independent agents and brokers, which has yielded long-standing partnerships with our independent agents (a number of which have relationships with us that span more than a decade) that benefit the Company in our target markets through hard and soft market cycles. Our internal staff and specialists support our independent agents by providing access to our in-house technology systems to assist with the delivery of service to our policyholders. This arrangement creates a collaborative environment between the Company and our independent agents on continuous improvement initiatives and allows our independent agents to provide quotes within minutes. Our technology systems have evolved into a highly valued tool that enables agents to quickly understand the status of a policy and assist their clients with policy-related questions.

In addition to distributing our products through our independent agency network, we offer direct-to-consumer online distribution, including through our wholly-owned digital insurance agency, Clovered, which is operational across our multi-state footprint. As a personal lines property and casualty insurance agency, Clovered also partners with third-party insurance carriers and offers a wide suite of property and casualty insurance products, allowing us to earn non-risk bearing commission revenue for placing insurance on their behalf.

Investments

Funds in excess of operating needs for the Insurance Entities and UVE are invested in accordance with our investment policy guidelines. The Investment Committee of our Board oversees the investment portfolio and reports overall investment results to our Board, on a quarterly basis. The investment activities of the Insurance Entities are subject to regulation and supervision by the Florida Office of Insurance Regulation ("FLOIR"). See below under "—*Government Regulation*." The Insurance Entities may only make investments that are consistent with regulatory guidelines, and our more restrictive investment policy guidelines for the Insurance Entities, including but not limited to, credit quality and concentration thresholds by issuer, by security type, and in aggregate, an average duration cap, and quarterly realized loss budget requirements. The primary objectives of our investment portfolio are the preservation of capital and providing adequate liquidity for claims payments and other cash needs. The portfolio's secondary investment objective is to generate a stable risk-commensurate return with an emphasis on investment income while at the same time maintaining the high-quality standards of the portfolio. Our investment guidelines for fixed-income investments limit duration to 5 years or less and require a portfolio average credit rating of A- or better. UVE is not subject to the statutory investment guidelines governing insurance companies. Therefore, the investments made by UVE may differ from those made by the Insurance Entities.

See "*Part II—Item 8—Note 3 (Investments)*" for more information about our investments.

Markets and Competition

Markets

We sell insurance products in the following 19 states: Alabama, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Maryland, Massachusetts, Michigan, Minnesota, New Hampshire, New Jersey, New York, North Carolina, Pennsylvania, South Carolina, Virginia and Wisconsin. We have an additional license to write in Tennessee. During 2025, 72.6% of our overall direct premiums written were in Florida. The Florida market as a whole tends to consistently be a top-three personal residential homeowners insurance market in the United States based on direct premiums written, due in large part to higher average pricing levels that are necessary to address the hurricane risk exposure in the state, the litigation environment, and other market conditions.

Hurricanes or other catastrophic events can significantly impact earnings for insurance carriers in Florida and other coastal states, depending on the strength of their reinsurance programs and partners and the level of net retention to which the carriers subscribe. For example, volatility and market dislocation were evident in Florida following Hurricane Andrew in 1992, the 2004 and 2005 hurricane seasons (during which eight hurricanes made landfall in coastal states), as well as following 2017 (Hurricane Irma), 2018 (Hurricanes Michael and Florence), 2022 (Hurricane Ian), 2023 (Hurricane Idalia) and 2024 (Hurricanes Debby, Helene and Milton). Earnings of insurance carriers can also be affected by years similar to 2020 where there was a heightened frequency of events (e.g., Hurricanes Sally, Isaias, Zeta and Eta). Given the potential for significant personal property damage, the availability of homeowners insurance and claims servicing are vitally important to coastal states' residents. The benefits of UVE's reinsurance strategy in 2025 and the specific programs are further discussed below and in "*Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations.*"

Competition

The market for homeowners insurance typically is highly competitive. In many of the states in which we write business, we compete with small or regional insurers that might have greater familiarity with the local markets than we do. We also compete with large national insurers, many of which have substantial brand awareness, experience, and capital resources. Within the Florida marketplace, dislocating weather events of recent years and other market conditions, such as a proliferation of first-party litigation, have impacted competition from other admitted market insurers, but competition has started to show signs of normalization.

The personal residential homeowners insurance industry is strictly regulated. As a result, it is difficult for insurance companies to differentiate their products, which creates low barriers to entry (other than regulatory capital and other requirements) and in typical circumstances results in a highly competitive market based largely on price and the customer experience. The nature, size and experience of our primary competitors varies across the states in which we do business.

Several states, including Florida, have insurance mechanisms that provide insurance to consumers who are not otherwise able to obtain coverage in the private insurance market. The largest such insurance mechanism is Florida's Citizens Property Insurance Corporation ("Citizens"). The degree to which these state-authorized insurance mechanisms compete with private insurers such as the Insurance Entities varies over time depending on market and public policy considerations beyond our control. Citizens' rate changes are limited by law, and accordingly, in times of rising insurance rates its premiums can significantly lag those of the authorized market. This in turn causes Citizens to increasingly become the low-cost option for many policyholders; in essence, in hard markets Citizens has a statutorily-created, and ultimately consumer-subsidized, pricing advantage over authorized insurers operating in the state, including the Insurance Entities. Although the gap between Citizens' premiums and admitted market premiums typically narrows as market conditions improve, its premium can remain competitive with those in the admitted market for several years due to cumulative effects of the statutory caps and public policy decisions.

Price

Pricing has generally been defined by "hard" and "soft" cyclical markets. Hard markets are those in which policy premiums are increasing (as a result of periods of capital shortages resulting in a lack of insurance availability, relatively low levels of price competition, and more selective underwriting of risks). Soft markets are those in which pricing has stabilized or is decreasing (as a result of periods of greater capital availability, relatively high levels of price competition and less restrictive underwriting standards). Many factors influence the pricing environment, including, but not limited to, catastrophic events, loss experience, GDP growth/contraction, inflation, interest rates, legislation, primary insurance and reinsurance capacity and availability, share-of-wallet competition, the prevalence of litigation (including claims representation abuses, solicited claims and other first-party litigation), technological advancements in distribution, underwriting, claims management and overall operational efficiencies, and the risk appetite of competitors.

Our successful track record in writing homeowners insurance in catastrophe-exposed areas has enabled us to develop sophisticated risk selection and pricing techniques that strive to identify desirable risks and accurately price the risk of loss while allowing us to be competitive in our target markets. This risk selection and pricing approach allows us to offer competitive products in areas that have a high demand for property insurance.

The premiums we charge are based on rates specific to individual risks and locations and are generally subject to regulatory review. We periodically submit our rate revisions to regulators as required by law or as we deem necessary or appropriate for our business. The premiums we charge to policyholders are affected by legislative enactments and administrative rules, including state-mandated programs in Florida requiring residential property insurance companies like us to provide premium discounts when policyholders verify that insured properties have certain construction features, such as windstorm loss reduction techniques or devices.

Customer Experience

Drivers of the customer experience include reliability and value, financial strength, and ease-of-use. We strive to provide excellent reliability and value through the strength of our distribution networks, high-quality service to our policyholders and independent agents, our claims handling ability and product features tailored to our markets.

The current trends in the industry in regard to ease-of-use suggest an increased focus on utilizing technology in the distribution channel, enabling technology and machine learning in the underwriting domain, as well as utilizing actionable intelligence in claims management services. We strive to improve the customer experience across all consumer touch points. We are committed to delivering solutions that enable the consumer to prepare, protect, and recover from losses as well as to learn about insurance. We believe effective integration and knowledge transfer to the consumer will result in improved customer satisfaction and encourage consumer retention. In addition, UVE's strong operating teams and streamlined in-house value-added services strive to provide value to consumers through operating efficiencies across the business. Our monthly weighted average renewal retention rate for the year ended December 31, 2025 was 92.5%.

Reinsurance

Reinsurance enables the Insurance Entities to limit potential exposures to catastrophic events. Reinsurance contracts are typically classified as treaty or facultative contracts. Treaty reinsurance provides coverage for all or a portion of a specified group or class of risks ceded by the primary insurer, while facultative reinsurance provides coverage for specific individual risks. Within each classification, reinsurance can be further classified as quota share or excess of loss. Quota-share reinsurance is where the primary insurer and the reinsurer share proportionally or pro-rata in the direct premiums and losses of the insurer. Excess-of-loss reinsurance indemnifies the primary insurer for all or a portion of the loss in excess of an agreed upon amount or retention.

Developing and implementing our reinsurance strategy to adequately protect our balance sheet and Insurance Entities in the event of one or more catastrophes while maintaining efficient reinsurance costs has been a key strategic priority for UVE. For 2025, the Insurance Entities utilized excess of loss reinsurance in various forms. The benefits of the reinsurance strategy in 2025 and the specific programs are further discussed in "*Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations.*"

In order to limit our potential exposure to catastrophic events, the Insurance Entities purchase significant reinsurance from a variety of third-party reinsurers, including traditional reinsurers, alternative capital providers, and government entities such as the Florida Hurricane Catastrophe Fund (the "FHCF"). The FLOIR requires the Insurance Entities, like all residential property insurance companies doing business in Florida, to have a certain amount of capital and reinsurance coverage in order to cover losses upon the occurrence of a single catastrophic event and a series of catastrophic events occurring in the same hurricane season. The Insurance Entities' respective 2025-2026 reinsurance programs meet the FLOIR's requirements, which are based on, among other things, successfully demonstrating cohesive and comprehensive reinsurance programs that satisfy a series of stress test catastrophe loss scenarios based on past historical events. Similarly, the Insurance Entities' respective 2025-2026 reinsurance programs meet the stress test and review requirements of Demotech's Financial Stability Rating® of "A" (Exceptional) and Kroll's insurer financial strength rating of "A-".

FHCF is a statutorily-created entity in Florida that provides a layer of reimbursement (reinsurance) protection at a price that is typically lower than what would otherwise be available in the third-party reinsurance market. The purpose of the FHCF is to protect and advance the state's interest in maintaining residential property insurance capacity in Florida by providing reimbursements to insurers for a portion of their Florida hurricane losses. Most property and casualty insurers operating in Florida, including the Insurance Entities, are subject to assessment if the FHCF lacks sufficient claims-paying resources to meet its reimbursement obligations to insurers. When applicable, FHCF assessments are added to policyholders' premiums and are collected and remitted by the insurers, including the Insurance Entities. All homeowners insurance companies that write business in Florida, including the Insurance Entities, are required to obtain a specified minimum level of reimbursement protection through the FHCF. In addition, the Florida legislature from time to time has adopted programs of limited duration and amount by which insurance companies are able to optionally purchase additional coverage administered by the FHCF. The Insurance Entities currently purchase reimbursement protection at the maximum level of mandatory coverage offered by the FHCF. Currently, the FHCF provides $17 billion of aggregate capacity annually to its participating insurers, which may be adjusted by statute from time to time and which is allocated among participating insurers according to factors such as the participating insurers' relative hurricane exposures and their respective coverage elections.

We believe the Insurance Entities' retentions under their respective reinsurance programs are appropriate and structured to protect our customers. We evaluate the sufficiency of our reinsurance programs by subjecting the Insurance Entities' personal residential exposures to statistical testing using a third-party hurricane model. This model combines simulations of the natural occurrence patterns and characteristics of hurricanes, tornadoes, earthquakes, and other catastrophes with information on property values, construction types, and occupancy classes. Simulations are based on historical events over both long-term or short-term time periods, which inherently recognize trends caused by climate change. The model outputs provide information concerning the potential for large losses before they occur, so companies can prepare for their financial impact. Furthermore, as part of our operational excellence initiatives, we continually look to enable new technology to refine our data intelligence on catastrophe risk modeling.

Seasonality

The nature of our business tends to be seasonal during the year, reflecting consumer behaviors in connection with the Florida residential real estate market and the hurricane season. We have historically experienced higher direct premiums written in the second and third quarters of our fiscal year and lower direct premiums written in the first and fourth quarters of our fiscal year. Correspondingly, we have historically experienced a higher volume of claims submitted in the third and fourth quarters of our fiscal year during and immediately subsequent to the peak of hurricane season, and a lower volume of claims submitted in the first and second quarters of our fiscal year.

Government Regulation

We are subject to extensive regulation in the markets we serve, primarily at the state level, and will become subject to the regulations of additional states in which we seek to conduct business in the future. These regulations cover all aspects of our business and are generally designed to protect the interests of policyholders, as opposed to the interests of shareholders. Such regulations relate to authorized lines of business, capital and surplus requirements, allowable rates and policy forms, investment parameters, underwriting requirements and guidelines, transactions with affiliates, dividend limitations, changes in control, market conduct, maximum amount allowable for premium financing service charges, and a variety of other financial and non-financial components of our business. From time to time, states also enact legislation designed to increase consumer protections and curtail fraud or abuses in the insurance market.

State insurance laws and regulations affect substantially all aspects of our business. Accordingly, interpretations of those laws and changes to those laws over time have significant impacts on our business, whether favorable or unfavorable. For example, the Insurance Entities experienced significant increases in losses and LAE in the years prior to 2022 as Florida laws in effect at the time led to a proliferation of solicited, represented and litigated claims. The market has improved in the years that have followed as the Florida legislature passed reforms to address the key underlying drivers of the insurance market's deterioration. The Florida market therefore has experienced both the unfavorable effects of the pre-reform laws and the evolving favorable effects of the law changes. Changes in laws and government regulations often apply only prospectively and can result in extended periods before their effects, whether favorable or unfavorable, are fully recognized.

Examinations

As part of their regulatory oversight process, state insurance departments conduct periodic financial examinations of the books, records, accounts and operations of insurance companies that are authorized to transact business in their states. In general, insurance regulatory authorities defer to the insurance regulatory authority in the state in which an insurer is domiciled; however, insurance regulatory authorities in any state in which we operate may conduct examinations at their discretion. Under Florida law, the periodic financial examinations generally occur every five years, although the FLOIR or other states may conduct limited or full scope reviews more frequently. In addition, the state insurance regulatory authorities in states where the Insurance Entities operate from time to time make inquiries, conduct investigations, and administer market conduct examinations with respect to the Insurance Entities' compliance with applicable insurance laws and regulations. These inquiries or examinations may address, among other things, the form and content of disclosures to consumers, advertising, sales practices, underwriting and claims practices, cancellation and nonrenewal procedures, and complaint handling. The reports arising from insurance authorities' examination processes typically are available to the public at the conclusion of the examinations. In addition, insurance companies and other companies are subject to other types of audits, examinations or other similar inquiries by governmental authorities based on the nature of the business they conduct.

Insurance Holding Company Laws

UVE, as the ultimate parent company of the Insurance Entities, is subject to certain laws of the State of Florida governing insurance holding company systems. These laws, among other things, (i) require us to file periodic information with the FLOIR, including information concerning our capital structure, ownership, financial condition and general business operations, (ii) regulate certain transactions between our Insurance Entities and affiliates, including the amount of dividends and other distributions the Insurance Entities may pay, the terms of surplus notes and amounts that our affiliates can charge the Insurance Entities for services such as policy administration and claims administration, and (iii) restrict the ability of any one person to acquire certain levels of our voting securities without prior regulatory approval.

The Florida Insurance Code prohibits any person from acquiring control of the Insurance Entities or their holding companies unless that person has filed a notification with specified information with the FLOIR and has obtained the FLOIR's prior approval. Under the Florida Insurance Code, acquiring 10% or more of the voting securities of an insurance company or its parent company is presumptively considered an acquisition of control of the insurance company, although such presumption may be rebutted. Some state insurance laws require prior notification to state insurance regulators of an acquisition of control of a non-domiciliary insurance company doing business in that state.

Insurance holding company regulations also govern the amount any affiliate of the holding company may charge the Insurance Entities for services (e.g., claims adjustment, administration, management fees and commissions). Further, insurance holding company regulations may also require prior approval of insurance regulators for amendments to or terminations of certain affiliate agreements.

Florida holding company laws also require certain insurers to submit an Own Risk and Solvency Assessment, or ORSA, summary report to the FLOIR each year, summarizing the insurer's evaluation of the adequacy of its risk management framework. The Company filed its most recent ORSA summary report in May 2025.

Capital Requirements

State insurance authorities monitor insurance companies' solvency and capital requirements using various statutory requirements and industry ratios. States require minimum capital levels based on the lines of business written by a company and set requirements regarding the ongoing amount and composition of capital. Certain state regulators also require deposits in their respective states. See "P*art II—Item 8—Note 5 (Insurance Operations)*" for more information about state deposits. As a company grows, additional capital measures and standards may be implemented by a regulator. Regulatory authorities use a risk-based capital ("RBC") model published by the National Association of Insurance Commissioners ("NAIC") to monitor and regulate the capital adequacy and solvency of licensed property and casualty insurance companies. These guidelines measure three major areas of risk facing property and casualty insurers: (i) underwriting risks, which encompass the risk of adverse loss developments and inadequate pricing, (ii) declines in asset values arising from credit risk and (iii) other business risks. Most states, including Florida, have enacted the NAIC guidelines as statutory requirements, and insurers having less surplus than required by applicable statutes and ratios are subject to varying degrees of regulatory action depending on the level of capital inadequacy. As of December 31, 2025, the Insurance Entities' RBC ratios exceed applicable statutory requirements.

Restrictions on Dividends and Distributions

As a holding company with no significant business operations of its own, we rely on dividend payments from our subsidiaries as our principal source of cash to pay shareholder dividends, purchase our common shares, support subsidiary operations and development, and meet our short- and long-term obligations. Dividends paid by our subsidiaries other than the Insurance Entities are not subject to the statutory restrictions set forth in the Florida Insurance Code. Dividends paid by UVE to our shareholders in 2025 were paid from the earnings of UVE and our subsidiaries other than the Insurance Entities.

State insurance laws govern the payment of dividends by insurance companies. The maximum amount of dividends that can be paid by Florida insurance companies such as the Insurance Entities without prior approval of the FLOIR is subject to restrictions relating to statutory surplus. The maximum dividend that may be paid by the Insurance Entities to their immediate parent company without prior approval is limited to the lesser of statutory net income from operations of the preceding calendar year or statutory unassigned surplus as of the preceding year end.

Underwriting and Marketing Restrictions

From time to time, regulatory and legislative bodies in Florida and in other states have adopted or proposed new laws or regulations to address the cyclical nature of the insurance industry, catastrophic events, and insurance capacity and pricing. These regulations (i) restrict certain policy non-renewals or cancellations and require advance notice of certain policy non-renewals and (ii) from a practical standpoint, limit or delay rate changes for a specified period during or after a catastrophe event. Most states, including Florida, also have insurance laws requiring that rate schedules and other information be filed for review by the insurance regulatory authority. The insurance regulatory authority may disapprove a rate filing if it finds that the proposed rates would be inadequate, excessive, or unfairly discriminatory. Rates, which are not necessarily uniform for all insurers, vary by many factors including class of business, hazard covered, risk location and size of risk.

Most states, including Florida, require licensure and insurance regulatory authority approval prior to the marketing of new insurance products. Typically, licensure review is comprehensive and includes a review of a company's business plan, solvency, reinsurance, character and experience of its officers and directors, rates, forms, and other financial and non-financial aspects of the company. The insurance regulatory authorities may prohibit entry into a new market by not granting a license or by withholding approval for an insurer to write new lines of business. The Insurance Entities are subject to comprehensive regulatory oversight and regulations, which include periodic reporting to regulators and regulatory examinations to assure they maintain compliance with statutory requirements, and the payment of fees, premium taxes, and assessments in order to maintain their licenses.

Privacy and Information Security Regulation

Federal and state laws and regulations require certain business entities to protect the security and confidentiality of non-public personal information and to notify customers and other individuals about their policies and practices relating to their collection and disclosure of customer information and their practices relating to protecting the security and confidentiality of that information. The NAIC issued a model law on cybersecurity, which is leading to adoption of the same or similar provisions in the states where we do business. In addition, some states have adopted, and others might adopt, cybersecurity regulations that differ from proposed model acts or from the laws enacted in other states. Federal and state lawmakers and regulatory bodies may be expected to consider additional or more detailed regulation regarding these subjects and the privacy and security of non-public personal information.

Statutory Insurance Organizations

Many states in which the Insurance Entities operate have statutorily-mandated insurance organizations or other insurance mechanisms in which the Insurance Entities are required to participate or to potentially pay assessments. Each state has insurance guaranty association laws providing for the payment of policyholders' claims when insurance companies doing business in that state become insolvent. These guaranty associations typically are funded by assets of the failed insurance companies and by assessments on insurance companies transacting business in the respective states. When the Insurance Entities are subject to assessments, in some instances they must promptly remit the assessed amounts to the guaranty associations. The Insurance Entities subsequently seek to recover the remitted assessment amounts through recoupments from policyholders. In other instances, the Insurance Entities might be directed to collect assessments by adding a surcharge to their policies and remitting the collected amounts to the guaranty associations. This surcharge approach, which is currently in effect in Florida, does not result in out-of-pocket payments by the Insurance Entities that must be recovered through recoupments. However, in the event the Insurance Entities are required to pay assessments up front and recover those amounts through recoupments, they might not be able to fully recoup the amounts of those assessments. Such unrecovered amounts can be credited against future assessments, or the remaining receivable may be written off. While we cannot predict the amount or timing of future guaranty association assessments, we believe that any such assessments will not have a material effect on our financial position or results of operations.

Human Capital Resources

The Company is a vertically integrated insurance holding company with its employees performing substantially all insurance and support related services for our Insurance Entities, including policy underwriting, marketing, online distribution, risk management and claims management. As of December 31, 2025, we had 929 full-time employees, of whom 89% are based in Florida. Approximately 54% of our employees work in our claims management operations. Our in-house claims litigation team represents 30% of our full-time employees. In the event we experience an unusually high volume of claims due to a hurricane or severe weather event, in addition to cross-trained staff, the Company utilizes outsourced third-party adjusters and outsourced call center support to maintain regulatory and internal service standards.

Our business is dependent on adequate levels of staff to service our new business and policies in force, process reported claims, and provide support services to the Company. Support services consist of technology, human resources, finance, corporate, and internal audit teams. We anticipate staffing needs and make changes to our staff to assure our regulatory requirements are met and our service standards to customers are achieved.

Given our focus on operational excellence and continuous improvement, our objective is to create a collaborative work environment with many opportunities for advancement in order to attract energetic and entrepreneurial talent. To that end, we provide extensive training and development sessions, strong benefits, and competitive pay to employees at all levels in the organization, including equity awards to key contributors.

We continue our support of diversity to create an inclusive culture and deliver a sustainable talent model to enhance performance and broaden perspectives.

None of our employees are represented by a labor union.

Available Information

Our corporate headquarters is located in Fort Lauderdale, FL. Our investor website is UniversalInsuranceHoldings.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments thereto, are available, free of charge, through our website as soon as reasonably practicable after their filing with the Securities and Exchange Commission ("SEC"). These filings are also available on the SEC's website at sec.gov.

PART I

ITEM 1A. RISK FACTORS

The following summarizes the material factors that may render an investment in our securities speculative or risky. When any one or more of the following risks materialize from time to time, our business, reputation, financial condition, cash flows, and results of operations can be materially and adversely affected, and the trading price of our common stock could decline. These risk factors do not identify all risks that we face; our operations can also be affected by factors that are not presently known to us or that we currently consider to be immaterial to our operations, or by various risks that are generally applicable to most companies. Due to risks and uncertainties, known and unknown, our past financial results may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. Some of the factors, events, and contingencies described below have already affected us and may impact us again in the future.

RISKS RELATING TO OUR BUSINESS AND OPERATIONS

As a property and casualty insurer, we may face significant losses, and our financial results may vary from period to period, due to exposure to catastrophic events and severe weather conditions, the frequency and severity of which are affected by climate change.

Because of the exposure of our property and casualty business to catastrophic events, our operating results and financial condition have varied significantly from one period to the next, and our historical results of operations may not be indicative of future results of operations. Property damage resulting from catastrophes is the greatest risk of loss we face in the ordinary course of our business. Catastrophes can be caused by various natural disasters, including but not limited to hurricanes, wildfires, tornadoes, tropical storms, sinkholes, windstorms, hailstorms, severe winter weather, and earthquakes. The frequency and severity of property insurance claims generally increase when catastrophic events and severe weather conditions occur.

Over the years, notable changes in long-term weather patterns have been observed, including an increase in both the frequency and intensity of severe convective events. These trends are frequently associated with climate change, a process linked to rising global temperatures that impact worldwide weather systems. In general, climate change may affect the occurrence of certain natural events, such as increasing the frequency or severity of wind, tornado, hailstorm, and thunderstorm events due to increased convection in the atmosphere. There could also be increasingly frequent wildfires in certain geographies, more flooding, and increased severity of hurricanes due to higher sea surface temperatures. To the extent the frequency or severity of weather events continues to be exacerbated due to changing weather patterns or conditions, we may experience increased catastrophe losses in both coastal and non-coastal areas. This may cause increases in claims-related and/or reinsurance costs and may negatively affect our ability to provide homeowners insurance to our policyholders in the future. In addition, increased frequency of catastrophic events could result in increased credit exposure to the reinsurers with which we transact business. Our actual losses from catastrophic events might exceed levels protected against by the Insurance Entities' respective reinsurance programs or might be larger than anticipated if one or more of our reinsurers fail to meet their obligations. As a result, incurred losses from such events and the demand, price and availability of reinsurance coverages for homeowners insurance may be affected.

In addition, despite our catastrophe management programs, we retain material exposure to catastrophic events. Our liquidity could be constrained by a catastrophe, or multiple catastrophes, which could have a negative impact on our business. Catastrophes have eroded, and in the future may erode, our statutory surplus or ability to obtain adequate reinsurance which could negatively affect our ability to write new or renewal business. Catastrophic claim severity is also impacted by the effects of continued, high levels of inflation and increases in insured value and factors such as the overall claims, legal and litigation environments in affected areas, in addition to the geographic concentration of insured property.

Because we have significant exposure to the Florida market, our financial results are affected by the regulatory, economic and weather conditions in Florida.

Although we are licensed to transact insurance business in other states, we write a significant portion of our policies in Florida. Because of our concentration in Florida, and in particular, in Broward, Palm Beach and Miami-Dade counties, we are exposed to hurricanes, windstorms, and other catastrophes affecting South Florida. We have incurred, and may in the future incur, catastrophe losses in Florida in excess of those experienced in prior years, those estimated by catastrophe models we use, the average expected level used in pricing, and our current reinsurance coverage limits. We are also subject to claims arising from non-catastrophic weather events such as rain, hail, and high winds.

Prevailing regulatory, consumer behavior, legal, economic, political, demographic, competitive, weather, and other conditions in Florida disproportionately affect our revenues and profitability. For an extended period, the Florida homeowners' insurance market was adversely impacted by claimant behaviors resulting in losses and LAE exceeding historical trends, losses experienced in other states, and losses we previously estimated. Law changes passed by the Florida legislature in December 2022 have produced notable benefits for claims arising after the new laws' effective date. However, while the number of remaining pre-reform claims has declined substantially, those claims typically involve costly litigation and are difficult to resolve due to Florida's prior attorneys' fee statute.

Adverse changes in these conditions have a more pronounced effect on us than they would on other insurance companies that are more geographically diversified throughout the United States. Further, a single catastrophic event, or a series of such events, specifically affecting Florida, particularly in the more densely populated areas of the state, have had and could in the future have a disproportionately adverse impact on our business, financial condition, and results of operations.

We have entered new markets and expect that we will continue to do so, but there can be no assurance that our diversification and growth strategy will be effective.

We seek to take advantage of prudent opportunities to expand our core business into other states where we believe the independent agent distribution channel is strong. As a result of a number of factors, including the difficulties of finding appropriate expansion opportunities and the challenges of operating in unfamiliar markets, there can be no assurance that we will be successful in this diversification even after investing significant time and resources to develop and market products and services in additional states. Initial timetables for expansion may not be achieved, and price and profitability targets may not be feasible. As a new entrant, we may not understand all of the risks associated with entering into an unfamiliar market. For instance, the presence of major winter storms or other extreme weather events in states into which we have expanded, has, in some cases, constrained the effectiveness of our risk diversification strategy. This has occurred either by reducing anticipated profits outside of the Florida hurricane season or by increasing our aggregate risk in ways that were unforeseen at the time of market entry. This lack of experience in certain new markets could affect our ability to price risks adequately and develop effective underwriting standards. External factors, such as costs of compliance with state regulations, especially when different than the regulations of other states in which we do business, obtaining new licenses, competitive alternatives, time periods associated with adjusting product forms and rates and shifting customer preferences may also affect the successful implementation of our geographic growth strategy. Such external factors and requirements may increase our costs and potentially affect the speed with which we will be able to pursue new market opportunities. There can be no assurance that we will be successful in expanding into any one state or combination of states. Failure to manage these risks successfully could have a material adverse effect on our business, results of operations, and financial condition.

Actual claims incurred have exceeded, and in the future may exceed, reserves established for claims, adversely affecting our operating results and financial condition.

We maintain loss reserves to cover our estimated ultimate liability for unpaid losses and LAE for reported and unreported claims as of the end of each accounting period. The reserve for losses and LAE is reported net of receivables for subrogation. Recorded claim reserves in the property and casualty business and amounts recoverable through subrogation are based on our best estimates of what the ultimate settlement and administration of claims will cost, both reported and incurred but not reported ("IBNR"). These estimates, which generally involve actuarial projections, are based on management's assessment of known facts and circumstances, including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns, pending levels of unpaid claims and contractual terms. External factors are also considered, which include but are not limited to changes in the law, court decisions, changes to regulatory requirements, economic conditions including inflation as experienced in recent years, and consumer behavior. Many of these factors are not quantifiable and are subject to change over time. The effects of these numerous factors, including the timing of catastrophes in relation to other events, such as the end of a financial reporting period, can affect the availability of information needed to estimate reserves for the reporting period. The ultimate settlement of unpaid losses and LAE may vary materially from the recorded liability, and such variance may adversely affect the Company's financial results.

In addition, there sometimes is a significant reporting lag between the occurrence of an event and the time it is reported to us. The inherent uncertainties of estimating reserves are greater for certain types of liabilities, particularly those in which the various considerations affecting the type of claim are subject to change and in which long periods of time elapse before a definitive determination of liability is made. We continually refine reserve estimates as experience develops and as subsequent claims are reported and settled. Adjustments to reserves are reflected in the financial statement results of the periods in which such estimates are changed.

We continue to see pressure on claim costs, driven by labor shortages, rising material costs, and the impact of tariffs. Consequently, we have adjusted both current and prior year estimated losses upward. Because there is uncertainty when setting reserves and the changing circumstances of claims, the final cost of losses might end up being different from the reserves initially recorded. Such fluctuations could have a negative impact on our operating results and financial condition.

If we fail to adequately price the risks we underwrite, if emerging trends outpace our ability to adjust prices in a timely manner, or if we lose desirable exposures to competitors by overpricing our risks, we may experience underwriting losses, thereby depleting surplus at the Insurance Entities and capital at the holding company.

Our results of operations and financial condition depend on our ability to underwrite and set premiums adequately for a variety of risks while remaining competitive. Rate adequacy is necessary to generate sufficient premiums to pay losses, LAE, reinsurance costs, and underwriting expenses and to earn a reasonable profit. We endeavor to price our products adequately by collecting and analyzing a substantial amount of data; developing, testing, and applying relevant rating formulas and methodologies; closely monitoring and seeking to timely recognize changes in cost trends; and projecting both severity and frequency of losses and other costs including LAE, reinsurance costs and other underwriting costs. We utilize industry insurance data, internal claims experience and both internal and external actuarial experience during the rate making process. During the establishment of underwriting standards and the analogous rate making process, we also collect and leverage data points related to age, location, and relevant construction characteristics of properties and establish insurance-to-value estimates to help ensure adequate pricing. While addressing price adequacy, management also seeks to anticipate and navigate potential impacts to market share and competition.

Our ability to adequately price our products, anticipate market response, and generate underwriting profits is subject to a number of risks and uncertainties, some of which are outside our control, including:

- the availability of sufficient and reliable data;

- regulatory review periods or delays in reviewing and approving filed rate changes or our failure to gain regulatory approval;

- the uncertainties that inherently underlie estimates and assumptions;

- our ability to timely identify or anticipate unforeseen adverse trends or other emerging costs in the rate making process;

- our ability to stay competitive as evolving technologies such as artificial intelligence ("AI") and machine learning emerge and are increasingly used by our competitors to make pricing, underwriting, or other decisions;

- inflationary pressures on labor and materials, including supply chain disruptions;

- the effect of climate change or global or localized weather patterns on the frequency and severity of insured events from severe weather;

- uncertainties regarding the impact of law changes and their interpretations, including the near-term and long-term effects, if any, of the law changes on claims handling and resolution practices, repair and restoration costs, consumer behaviors, activities by public adjusters and policyholders' attorneys, and judicial decisions; and

- adverse changes to statutes, rules, or judicial precedent that are not contemplated in existing rate levels and are not addressed or mitigated by current underwriting criteria or policy forms.

As a result, we could underprice risks, which, in the past, has and, in the future, could result in significant underwriting losses negatively impacting the profitability and financial condition of our Insurance Entities and the consolidated group. We also could overprice our risks, thereby making our products relatively less attractive than other alternatives, thereby negatively impacting our competitive position and potentially leading to a reduction in demand for our products and in our market share.

Unanticipated increases in the severity or frequency of claims adversely affect our profitability and financial condition.

Changes in the severity or frequency of claims affect our profitability. Changes in homeowners' claim severity can be and have been driven by inflation in the construction industry, in building materials, and in home furnishings, as well as by other economic and environmental factors, including increased demand for services and supplies in areas affected by catastrophes, supply chain disruptions, tariffs, labor shortages, and prevailing attitudes towards insurers and the claims process as reflected through litigated claims or claims involving representation including continuing efforts by policyholder representatives to seek large settlements on pre-reform claims. However, changes in the level of the severity of claims are not limited to the effects of inflation and demand surge in these various sectors of the economy or to Florida's disproportionately high incidence of represented claims. Increases in claim severity can also arise from unexpected events that are inherently difficult to predict. In addition, significant long-term increases in claim frequency also have an adverse effect on our operating results and financial condition. Further, the level of claim frequency we experience varies from period to period, and from region to region. Claim frequency can be influenced by natural conditions such as the number and types of severe weather events affecting areas where we write policies as well as by factors such as the prevalence of solicited and represented claims. Although we pursue various loss management initiatives in order to mitigate future increases in claim severity and frequency, there can be no assurances that these initiatives will successfully identify or reduce the effect of future increases in claim severity and frequency.

The failure of the risk mitigation strategies we utilize could have a material adverse effect on our financial condition or results of operations.

We utilize a number of strategies to mitigate our risk exposure, such as:

- engaging in rigorous underwriting;

- monitoring and managing geographic risk concentration;

- carefully evaluating terms and conditions of our policies and binding guidelines; and

- ceding risk to reinsurers.

However, there are inherent limitations in all of these strategies, and no assurance can be given that an event or series of events will not result in loss levels in excess of those considered in our modeling, pricing or reinsurance placement, or that our non-catastrophe forecasts or modeling is accurate, which could have a material adverse effect on our financial condition or results of operations. It is also possible that losses could manifest themselves in ways that we do not anticipate and that our risk mitigation strategies are not designed to address. Such a manifestation of losses could have a material adverse effect on our financial condition and results of operations.

Pandemics and macroeconomic conditions could impact our business, financial results and growth.

Pandemics and other outbreaks of disease can have significant and widespread impacts. As we saw with the COVID-19 pandemic, outbreaks of disease can cause governments, public institutions, and other organizations to impose or recommend, and businesses and individuals to implement restrictions on, various activities or take other actions to combat the disease's spread, such as warnings, restrictions, and bans on travel, transportation, or in-person gatherings, which could materially negatively impact our workforce as well as our business, operations, and financial results in many ways, both directly and indirectly. In general, other effects of a pandemic may include significant volatility and disruption of the global financial markets and limitations on access to sources of liquidity, among others.

In addition, inflation, tariffs, high interest rates, supply chain issues, labor shortages, and volatility in capital markets have and may continue to increase economic uncertainty. Any one or combination of these conditions may materially impact our business, results of operations or financial condition.

Because we rely on independent insurance agents, the loss of these independent agent relationships and the business they control or our ability to attract new independent agents could have an adverse impact on our business.

We currently market our policies to a broad range of prospective policyholders through approximately 3,900 independent insurance agents in Florida as well as approximately 5,600 independent insurance agents outside of Florida. As a result, our business depends on the marketing efforts of these independent agents and on our ability to offer products and services that meet their and their customers' requirements. These independent insurance agents maintain the primary customer relationship. Independent agents typically represent other insurance companies in addition to representing us, and such agents are not obligated to sell or promote our products. Other insurance companies may pay higher commissions than we do, provide services to the agents that we do not provide or adapt to evolving technologies faster than we do. If other insurance companies are more attractive to the agents than we are, such as due to familiarity, pricing considerations, additional service offerings, ease of use, or perceived reliability, our business could be adversely affected. The emergence of AI or other machine learning technologies is likely to change the ways consumers and insurance agents shop for, evaluate and purchase insurance products in ways that are difficult to predict. We cannot provide assurance that we will retain our current relationships or be able to establish new relationships, with independent agents. The loss or decline in effectiveness of these marketing relationships could adversely affect our ability to attract new agents, retain our agency network, or more generally write new or renewal insurance policies, which could materially adversely affect our business, financial condition, and results of operations.

We rely on models as a tool to evaluate risk, and those models are inherently uncertain and may not accurately predict existing or future losses.

We use models developed by third-party vendors in assessing our exposure to catastrophe losses, and these models assume various conditions and probability scenarios. These models may not accurately predict future losses or accurately measure losses incurred. Although we use widely recognized and commercially available models to estimate our exposure to loss and LAE from hurricanes and certain other catastrophes, other models exist that might produce a wider or more narrow range of loss estimates, or loss estimates from perils considered less significant to our insured risks, such as wildfires. Additionally, the models themselves produce a range of results and associated probabilities of occurrence from which we can assess risks of exposure to catastrophic loss. While we use model outputs or analysis in connection with our pricing and risk management activities, there are limitations with respect to their usefulness in predicting losses in any reporting period. Examples of these limitations are significant variations in estimates between models, and material increases and decreases in model results across editions due to changes and refinements of the underlying data elements and assumptions, including with respect to the risks arising from weather patterns or climate change. Such limitations lead to questionable predictive capability and post-event measurements that have not been well understood or proven in some cases to be sufficiently reliable. In addition, the models are not necessarily reflective of company or state-specific policy language, demand surge for labor and materials, consumer behavior, prevailing or changing claims, legal and litigation environments, or loss settlement expenses, all of which are subject to wide variation by catastrophe. Further, in accordance with Florida law and regulatory requirements, we must use a model that has been reviewed and deemed acceptable by a state commission in accordance with standards over which we have no control and that might not align with our business. For these reasons and other factors that might not be known to us, the accuracy of models in estimating insured losses from prior storms has varied considerably by catastrophe when compared to actual results from those catastrophes.

Reinsurance may be unavailable in the future at reasonable levels and prices or on reasonable terms, which may limit our ability to write new business or to adequately mitigate our exposure to loss.

Our reinsurance program is designed to mitigate our exposure to catastrophes. Market conditions and public policy decisions beyond our control determine the availability and cost of the reinsurance we purchase and the ability of the FHCF to reimburse insurers at levels contemplated by their reimbursement contracts. No assurances can be made that reinsurance will remain continuously available to us to the same extent and on the same or similar terms and rates as are currently available. In addition, our ability to afford reinsurance to reduce our catastrophe risk is dependent upon our ability to adequately and timely adjust rates for our costs, and there are no assurances that the terms and rates for our current reinsurance program will continue to be available next year or that we will be able to adjust our premiums commensurate with any changes. The Insurance Entities are responsible for losses related to catastrophic events with incurred losses in excess of coverage provided by our reinsurance program and the FHCF, and for losses that otherwise are not covered by the reinsurance program. If we are unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient and at prices and terms that we consider acceptable, we would have to either accept an increase in our exposure to catastrophe losses, reduce our insurance writings, seek rate adjustments at levels that might not be approved or might adversely affect policy retention, or develop or seek other alternatives, which could have an adverse effect on our profitability and results of operations.

Reinsurance subjects us to the credit risk of our reinsurers, which could have a material adverse effect on our operating results and financial condition.

Reinsurance does not legally discharge us from our primary liability for the full amount of the risk we insure, although it does make the reinsurer liable to us in the event of a covered claim. As such, we are subject to credit risk with respect to our reinsurers. The collectability of reinsurance recoverables is subject to uncertainty arising from a number of factors, including (i) our reinsurers' financial capacity and willingness to make payments under the terms of a reinsurance treaty or contract and (ii) whether insured losses meet the qualifying conditions and are recoverable under our reinsurance contracts for covered events or are excluded. Further, if a reinsurer fails to pay an amount due to us within 90 days of such amount coming due, we are required by certain statutory accounting rules to account for a portion of this unpaid amount as a non-admitted asset, which would negatively impact our statutory surplus. Our inability to collect a material recovery from a reinsurer, or to collect such recovery in a timely fashion, could have a material adverse effect on our operating results, financial condition, liquidity and surplus.

Our financial condition and operating results are subject to the cyclical nature of the property and casualty insurance business.

The property and casualty insurance market is cyclical and has experienced periods of significant price competition, less restrictive underwriting standards and relatively low premium rates, followed by periods of lower levels of competition, more selective underwriting standards, and relatively high premium rates. As premium levels increase in relation to anticipated losses and competitors perceive an increased opportunity for profitability such as in Florida's current post-reform property insurance market, competition increases from new entrants to the market and expansion by existing participants. This leads to reductions in rate levels, broadening policy terms, and fewer opportunities to underwrite insurance risks. In addition, certain law changes take effect only with respect to new or renewal policies issued after the changes are adopted, which can favor new entrants to the market over insurers like the Insurance Entities that continue to service claims received under pre-reform policies. These conditions can have a material adverse effect on our results of operations and cash flows. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers, including changes resulting from multiple and/or catastrophic hurricanes and from increases in represented and litigated claims, affect the cycles of the property and casualty insurance business significantly. Negative market conditions, whether through adverse conditions resulting in higher losses and LAE or through competition affecting rate levels and policy coverage language, can impair our ability to write insurance at rates that we consider adequate and appropriate relative to the risk written. To the extent that we cannot write insurance at rates we consider appropriate, our business is materially and adversely affected. We cannot predict whether market conditions will improve, remain constant or deteriorate. An extended period of negative market conditions could have a material adverse effect on our business, financial condition and results of operations.

An overall decline in the housing market or general economic conditions could have a material adverse effect on the financial condition and results of operations of our business.

Our performance and ability to issue new policies and retain existing policies is closely tied to home sales, economic activity, construction costs, household income, and employment levels. The demand for property and casualty insurance generally rises as the overall level of household income increases and generally falls as household income decreases, which can impact our revenue and financial condition. In addition, homeowners often purchase property insurance at the time of the purchase of a home, and decreased activity in the residential housing market could impact our ability to generate new business.

Higher mortgage rates and declining affordability have recently strained the housing market, leading to a decrease in first-time homebuyers and overall housing market activity. A decrease in housing market activity due to adverse economic conditions, inflation, tariffs, elevated interest rates, geopolitical tensions, or other factors, could result in a decline in the property and casualty insurance industry and reduction in the sale of our policies, reduced renewal rates, and increased cancellations of existing policies. Weak economic conditions can also impact our existing policyholders. During periods of economic uncertainty, consumers may prioritize other expenses over purchasing or renewing property and casualty insurance. This shift in consumer priorities can lead to a decrease in demand for our products, further impacting our sales and revenue. Homeowners facing financial difficulties may choose to cancel existing insurance policies, modify their coverage, or not renew the policies they hold with us, leading to lower renewal rates. Economic stress can also result in lower property values, which in turn can reduce the premiums we collect on existing policies. This reduction in income could adversely affect our revenue and profitability. Additionally, financially stressed homeowners may be more likely to file claims, and the cost of claims may rise if economic conditions, including impacts from recent tariffs, lead to increased costs for construction or repairs.

Our success depends, in part, on our ability to attract, retain, and develop talented employees, and the loss of any one of our key personnel could adversely impact our operations.

The success of our business depends, in part, on the leadership and performance of our executive management team and key employees and on our ability to attract, retain, develop and motivate talented employees in a rapidly changing technological environment. Competition for these individuals is intense, especially as new and existing insurers seek to expand their businesses, and our ability to operate successfully may be impaired if we are not effective in filling critical leadership positions, developing the talent and skills of our human resources, assimilating new executive talent into our organization, or deploying human resource talent consistent with our business goals.

We could be adversely affected if our controls designed to ensure compliance with guidelines, policies and legal and regulatory standards are not effective.

Our business is highly dependent on the ability to engage on a daily basis in a large number of insurance underwriting, claims processing and investment activities, many of which are highly complex, must be performed expeditiously and involve opportunities for human judgment and errors. These activities often are subject to internal guidelines and policies, as well as legal and regulatory standards. In addition, these legal and regulatory standards can be subject to varying interpretations. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system's objectives will be met. Our failure to comply with these guidelines, policies or standards could lead to financial loss, unanticipated risk exposure, regulatory sanctions or penalties, civil or administrative litigation, or damage to our reputation.

The failure of our claims professionals to effectively manage claims could adversely affect our insurance business and financial results.

We rely primarily on our claims professionals to facilitate and oversee the claims adjustment process for our policyholders. Many factors affect the ability of our claims professionals to effectively manage claims by our policyholders, including:

- the accuracy of our adjusters as they make their assessments and submit their estimates of damages;

- the training, background, and experience of our claims representatives;

- the ability of our claims professionals to ensure consistent and timely claims handling;

- the availability and timing of information from, and the overall degree of cooperation or lack thereof by, policyholders and their representatives;

- the ability of our claims professionals to translate the information provided by adjusters into acceptable claims resolutions; and

- the ability of our claims professionals to maintain and update our claims handling procedures and systems as they evolve over time based on claims and geographical trends in claims reporting as well as consumer behaviors affecting claims handling.

Any failure to effectively manage the claims adjustment process, including failure to pay claims accurately and in a timely manner and failure to oversee third-party claims adjusters, could lead to material litigation, regulatory penalties or sanctions, undermine our reputation in the marketplace and with our network of independent agents, impair our corporate image, and negatively affect our financial results.

Litigation or regulatory actions could result in material settlements, judgments, fines, or penalties and consequently have a material adverse impact on our financial condition and reputation.

From time to time, we are subject to civil or administrative actions and litigation. In Florida, insurance companies, including the Insurance Entities, have experienced high rates of first-party litigation due to institutionalization of a representation and litigation-oriented climate. Although we strive to pay meritorious claims in a fair and prompt manner, civil litigation can result when we do not pay insurance claims in the amounts or at the times demanded by policyholders or their representative. We also are subject to litigation and administrative actions arising from the conduct of our business and the regulatory authority of state insurance departments or other agencies having oversight or enforcement authority over the various aspects of our business. Further, we are subject to other types of litigation inherent in operating our businesses, employing personnel, contracting with vendors and otherwise carrying out our affairs. As industry practices and legal, judicial, social, and other environmental conditions change, unexpected and unintended issues related to claims and coverage have arisen and may in the future arise, including judicial expansion of policy coverage and the impact of new theories of liability, plaintiffs targeting property and casualty insurers in purported class-action litigation, litigation financing or other forms of litigation relating to claims-handling and other practices incentivizing increases in disputed or litigated claims. Multiparty or class action claims and similar types of actions, especially when incentivized by potential recoveries by representative plaintiffs and their attorneys, present additional exposure to substantial economic, non-economic, or punitive damage awards. This exposure, and the costs of protracted litigation, can result in decisions to settle litigation notwithstanding our belief that meritorious defenses exist or that we ultimately would prevail at trial or on appeal. Litigation or regulatory matters have negatively affected and may in the future negatively affect us by resulting in the payment of substantial awards or settlements, increasing legal and compliance costs, requiring us to change certain aspects of our business operations, diverting management attention from other business issues, harming our reputation with agents, customers, reinsurers, creditors, regulators or others, or making it more difficult to attract or retain customers and to recruit and retain employees or agents.

Failure to maintain or enhance our brand or damage to our reputation could adversely impact our business.

Any harm to our reputation or failure to maintain or enhance our brand recognition could materially and adversely affect our business, financial condition and results of operations. Regulatory inquiries or investigations, lawsuits initiated by policyholders or other third-parties, employee misconduct, and perceptions of unfair claims handling, among other things, could substantially damage our reputation, even if they are without merit. Moreover, any negative media publicity about the insurance industry or claims handling, whether about us, our competitors or the market as a whole, could negatively impact our reputation and brand. There has been a marked increase in the use of social media platforms and similar devices to disseminate information or opinions. Information posted may be adverse to our interests or may be inaccurate, which may harm our business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction. Harm also can result from the cumulative long-term effect of negative public perception of the residential property insurance market as a whole, which manifests in ways and over time periods that also do not allow us an opportunity to address or correct misinformation or erroneous perceptions.

If we are unable to maintain our reputation or further enhance our brand recognition, our ability to attract and retain policyholders, insurance agents and key employees could be harmed and, as a result, our business and revenues could be materially and adversely affected.

Our future results are dependent in part on our ability to successfully operate in a highly competitive insurance industry.

The property and casualty insurance industry is highly competitive. We compete against large national carriers that have greater capital resources and longer operating histories, regional carriers, and managing general agencies, as well as newly formed and less-capitalized companies that might have more aggressive underwriting or pricing strategies. Many of these entities may also be affiliated with other entities that have greater financial and other resources than we have. When competitors attempt to increase market share by lowering rates, we can experience reductions in our underwriting margins or a decline in sales of our insurance policies as customers purchase lower-priced products from our competitors. Competitors also might adopt more prompt or more effective solutions to adverse market conditions than we are able to implement, including through the use of AI or machine learning, providing those competitors with a competitive advantage through lower losses and LAE, more competitive premium levels, or a greater ability to expand their businesses. Additionally, due to statutorily-imposed limits on rate increases, Florida's residual property insurance market, Citizens, charges lower premiums in some areas or for some policy types than what the Insurance Entities are able to charge in accordance with applicable regulatory filings, actuarial standards and prudent financial management.

Also, some law changes intended to alleviate abuses in the property insurance market apply only prospectively to policies issued or renewed after the new laws' effective dates, potentially creating competitive advantages for insurers that enter markets or expand writings after the laws' effective dates as compared to insurers like the Insurance Entities, which continue to have certain policy and claims servicing obligations on previously issued policies.

Because of the competitive nature of the insurance industry, including competition for producers such as independent agents, there can be no assurance that we will continue to develop and maintain productive relationships with independent agents, effectively compete with our industry rivals, or that competitive pressures will not have a material adverse effect on our business, operating results or financial condition. There is also a risk that consumer preferences regarding insurance providers may change over time, and that we may not effectively adapt our business model in reaction to these changing preferences, including choosing to purchase insurance through direct-to-consumer providers or other channels.

A downgrade in our financial strength or stability ratings may have an adverse effect on our competitive position, the marketability of our product offerings, and our liquidity, operating results and financial condition.

Residential property insurers like the Insurance Entities must maintain financial strength or stability ratings from at least one rating organization acceptable to each of the Federal Home Loan Mortgage Corporation ("Freddie Mac") and the Federal National Mortgage Association ("Fannie Mae"). Our Insurance Entities maintain Financial Stability Ratings® of "A" ("Exceptional") by Demotech and insurance financial strength ratings of "A-" by Kroll. In addition, these and similar ratings contribute to customers' and agents' perceptions of the competitive position of insurance companies and therefore can have an effect on an insurance company's business. Rating agencies review the financial performance and condition of insurers on an ongoing basis and can downgrade or change the outlook on an insurer's ratings due to, for example, a reduction in an insurer's statutory capital; a change in a rating agency's determination of the amount of risk-adjusted capital required to maintain a particular rating; a change in the perceived adequacy of an insurer's reinsurance program; an increase in the perceived risk of an insurer's investment portfolio; reduced confidence in management or a host of other considerations that may or may not be within an insurer's knowledge or control. Because these ratings are subject to continuous review, the retention of these ratings cannot be assured. A downgrade in or withdrawal of these ratings, or a decision by a rating agency to require us to make a capital infusion into the Insurance Entities or otherwise alter operations to maintain its rating, may adversely affect our liquidity, operating results and financial condition. A downgrade to or loss of a rating also might cause reputational damage to us among customers, insurance agents, reinsurers, creditors, regulators or others that could affect our ability to write and retain business. In addition, our failure to maintain at least one financial strength or stability rating acceptable in the secondary mortgage market would adversely affect our ability to write new and renewal business. Further, a downgrade to or reduction of our financial strength or stability ratings below acceptable levels could constitute a default under the Company's credit obligations. Financial strength and stability ratings are primarily directed towards policyholders of the Insurance Entities, are not evaluations directed toward the protection of our shareholders and are not recommendations to buy, sell or hold securities.

Breaches or other failures of our information systems or denial of service on our website could have an adverse impact on our business and reputation.

Our ability to effectively operate our business depends on our ability, and the ability of certain third-party vendors and business partners, to access our computer systems to perform necessary business functions, such as providing quotes and product pricing, billing and processing premiums, administering claims and reporting our financial results. Our business and operations rely on the secure and efficient processing, storage and transmission of customer and company data, including policyholders' nonpublic personal information, financial information, and proprietary business information, on our computer systems and networks. Unauthorized access to personally identifiable information, even if not financial information, could be damaging to all affected parties. Breaches can involve attacks intended to obtain unauthorized access to nonpublic personal information, destroy data, disrupt or degrade service, sabotage systems or cause other damage, including through the introduction of computer viruses or malware, cyberattacks and other means; breaches can also be caused by human error, such as employees falling victim to phishing schemes or computer coding errors that may inadvertently leave data exposed.

Our computer systems and our vendors' computer systems are vulnerable to unauthorized access and hackers, computer viruses and other scenarios in which our data may be exposed or compromised. Cyberattacks can originate from a variety of sources, including third parties who are affiliated with foreign governments or employees acting negligently or in a manner adverse to our interests. Third parties may seek to gain access to our or our vendors' systems either directly or using equipment or security passwords belonging to employees, customers, third-party service providers, or other users of our systems. These threat actors have grown increasingly sophisticated and have begun using tools like AI to facilitate cyberattacks, leaving us increasingly vulnerable to these kinds of attacks. Our systems also may inadvertently expose, through a computer programming error or otherwise, confidential information as well as that of our customers and third parties with whom we interact.

Our computer systems and our vendors' computer systems have been, and likely will continue to be, subject to cyberattacks, data breaches, cybersecurity incidents, computer viruses, other malicious codes, or other computer-related penetrations. We commit significant resources to administrative and technical controls to prevent cyber incidents and protect our information technology, but our preventative actions to reduce the risk of cyber threats may be insufficient to prevent physical and electronic break-ins and other cyberattacks or security breaches, including those due to human vulnerabilities. Any such event could damage our computers or systems; compromise our confidential information as well as that of our customers and third parties with whom we interact; significantly impede or interrupt business operations, including denial of service on our website; and could result in violations of applicable privacy and other laws, financial loss to us or to our policyholders, loss of confidence in our security measures, customer dissatisfaction, significant litigation exposure and reputational harm, all of which could have a material adverse effect on us. We expend significant additional resources to modify our protective measures and to investigate and remediate vulnerabilities, exposures, and information security events. Due to the complexity and interconnectedness of our systems, the process of enhancing our protective measures can itself create a risk of systems disruptions and security issues.

The increase in the use of cloud technologies and in consumer preference for online transactions can heighten these and other operational risks. Any disruption, outage, or degradation in cloud computing performance could impair our ability to operate. Such incidents could result in operational delays, customer dissatisfaction, and reputational harm. Certain aspects of the security of such technologies are unpredictable or beyond our control, and this lack of transparency may inhibit our ability to discover a failure by cloud service providers to adequately safeguard their systems and prevent cyberattacks that could disrupt our operations and result in misappropriation, corruption or loss of confidential and other information. In addition, there is a risk that encryption and other protective measures, despite their sophistication, may be defeated, particularly to the extent that new computing technologies vastly increase the speed and computing power available. Further, the interconnectedness of our technology platforms and those of direct or indirect third-party providers could result in disruptions to our service due to malfunctions of or errors in third-parties' software or systems that are beyond our control.

In addition, any significant data security breach of our independent agents or third-party vendors could harm our business and reputation. Furthermore, we are subject to certain federal and state privacy and data protection regulations. These regulations vary among jurisdictions, are subject to change especially as technologies evolve, and may require us to modify our data processing practices and policies and to incur additional costs and expenses. A cyberattack or other breach could result in penalties, regulatory scrutiny, or litigation under these laws and regulations.

Our ability to implement or adjust to technological changes, especially regarding AI, may be limited, or we could introduce technology containing errors, which may trigger regulatory issues and put us at a competitive disadvantage.

Developments in technology are affecting the insurance business. For example, insurance companies are beginning to use AI in a number of applications, including risk assessment, administrative aspects of claims processing, customer service, fraud detection, and predictive analytics and modeling. We believe that the development and implementation of new technologies will require additional investment of our capital resources in the future, and it is possible that we may not be able to effectively implement or adapt to new technologies. We have not determined the amount of resources and the time that this development and implementation may require, which may result in short-term, unexpected interruptions to our business as we endeavor to develop or implement new technologies. Any development of new technologies, including AI, may introduce new risks. AI algorithms and the data used to train them may be incomplete or inadequate, and any disruption or failure of AI product offerings may result in adverse impacts to our business operations or reputation. There is a risk that our competitors may utilize these technologies more effectively than us, which may result in a competitive disadvantage in price and/or efficiency. Federal and state authorities, and foreign jurisdictions, have proposed or enacted legislation or regulations relating to the development and use of AI, which could be interpreted in ways that would affect our development and use of AI and other similar technologies. These laws or regulations may vary or be inconsistent across jurisdictions in which we do business. Further, the insurance business is subject to extensive regulations that might affect our ability, or the ability of the insurance industry as a whole, to use AI as effectively as other types of businesses. In addition, the cost to comply with such laws or regulations could be significant.

Lack of effectiveness of exclusions and other loss limitation methods in the insurance policies we write or changes in laws and/or potential regulatory approaches relating to them could have a material adverse effect on our financial condition or results of operations.

All of the policies we issue include exclusions or other conditions that define and limit coverage. These exclusions and conditions are designed to manage our exposure to certain risk types or risk characteristics and to expanding theories of legal liability. In addition, applicable law limits the time period during which a policyholder may bring a claim under the policy. It is possible that a regulatory authority would refuse to approve an exclusion or a court could nullify or void an exclusion or limitation or interpret existing coverages more broadly than we anticipate, that legislation could be enacted modifying or barring the use of these exclusions or limitations, or that legislation purporting to implement limitations or exclusions will be determined by courts to be ineffective or less effective than anticipated. This could result in higher than anticipated losses and LAE by extending coverage beyond our underwriting intent or increasing the number or size of claims, which could have a material adverse effect on our operating results. In some instances, the intended effects of approved policy language and court interpretations of the same may not become apparent until sometime after we have issued the insurance policies and case law sets a precedent for legal interpretation of them. As a result, the full extent of liability under our insurance contracts may not be known for many years after a policy is issued.

RISKS RELATING TO INVESTMENTS

We are subject to market risk, which may adversely affect investment income.

Our primary market risk exposures are changes in equity prices and interest rates, which impact our investment income and returns. Fluctuations in interest rates could expose us to increased financial risk. Declines in market interest rates can have an adverse effect on our investment income to the extent that we invest cash in new interest-bearing investments that yield less than our portfolio's average rate of return or purchase longer-term or riskier assets in order to obtain adequate investment yields resulting in a duration gap when compared to the duration of liabilities. Conversely, increases in market interest rates also can have an adverse effect on the value of our investment portfolio by decreasing the fair values of the available-for-sale debt securities that comprise a large portion of our investment portfolio. Similarly, declines in the equities markets adversely affect our existing portfolio. Increases in the equities markets might increase returns on our existing portfolio but reduce the attractiveness of future investments.

Our overall financial performance depends in part on the returns on our investment portfolio.

The performance of our investment portfolio is independent of the revenue and income generated from our insurance operations, and there is typically no direct correlation between the financial results of these two activities. Thus, to the extent that our investment portfolio does not perform well due to the factors discussed above or otherwise, our results of operations may be materially adversely affected even if our insurance operations perform favorably. Further, because the returns on our investment portfolio are subject to market volatility, our overall results of operations could likewise be volatile from period to period even if we do not experience significant financial variances in our insurance operations.

RISKS RELATING TO THE INSURANCE INDUSTRY

We are subject to extensive regulation, and potential further restrictive regulation may increase our operating costs and limit our growth and profitability.

The laws and regulations affecting the insurance industry are complex and subject to change. Compliance with these laws and regulations may increase the costs of running our business and may even slow our ability to respond effectively and quickly to operational opportunities. Moreover, these laws and regulations are administered and enforced by a number of different governmental authorities, including state insurance regulators and state attorneys general, each of which exercises a degree of interpretive latitude. In addition, there is risk that any particular regulator's or enforcement authority's interpretation of a legal issue may change over time to our detriment, or that changes in the overall legal environment may cause us to change our views regarding the actions we need to take from a legal risk management perspective, thus necessitating changes to our practices that may, in some cases, limit our ability to grow and achieve or improve the profitability of our business. Furthermore, in some cases, laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. For example, state insurance laws and regulations are generally intended to protect or benefit purchasers or users of insurance products, and not shareholders of insurance companies. These laws and regulations often are impacted by changes from time to time in the elected or appointed officials who are responsible for developing, adopting, implementing and enforcing them. In many respects, these laws and regulations limit our ability to grow and improve the profitability of our business or effectively respond to changing market conditions, and may place constraints on our ability to meet our revenue and net profit goals.

The Insurance Entities are each domiciled in Florida and are highly regulated by state insurance authorities in Florida. The Insurance Entities are also regulated by state insurance authorities in the other states in which they conduct business. Such regulations, among other things, require that certain transactions between the Insurance Entities and their affiliates must be fair and reasonable and require prior notice and non-disapproval of such transactions by the applicable state insurance authority. State regulations also limit the amount of dividends and other payments that can be made by the Insurance Entities without prior regulatory approval and impose restrictions on the amount and type of investments the Insurance Entities may make. Other state regulations require insurance companies to file insurance rates and policy forms for review, restrict our ability to cancel or non-renew policies and determine statutory accounting standards.. These regulations also affect many other aspects of the Insurance Entities' businesses. Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance efforts and other expenses of doing business. If the Insurance Entities fail to comply with applicable regulatory requirements, the regulatory agencies can revoke or suspend the Insurance Entities' licenses, withhold required approvals, require corrective action, impose operating limitations, impose penalties and fines or pursue other remedies available under applicable laws and regulations.

Regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business both directly and potentially indirectly through reputational damage.

State legislatures and insurance regulators regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, can be made for the benefit of the consumer, or for other reasons, at the direct or indirect expense of insurers, and thus could have an adverse effect on our financial condition and results of operations. In other instances, decisions by policymakers to not address adverse market conditions through effective changes to underlying statutes has caused, and in the future might continue to cause, an adverse effect on our financial conditions and results of operations. Changes to state laws and regulations can increase our costs of operations as we strive to interpret and implement them and can create civil and regulatory exposure if we fail to implement them correctly. In addition, many law changes apply only to policies issued or renewed after the laws' effective dates, and in some cases the laws are subject to legal challenges that further limit or postpone their effectiveness or cause uncertainties in their implementation. Further, experience has shown that when laws or regulations are enacted to address certain perceived problems in the insurance market, the effectiveness of those laws or regulations can be limited or negated by shifts in behaviors by consumers, vendors and their representatives. Therefore, law changes that are intended or perceived to have a beneficial effect on our business might take longer than anticipated to produce those benefits, might be less effective than anticipated, or ultimately might not be beneficial at all. In addition, this can lead to perceptions among lawmakers, insureds and others that prior reforms have not had the intended effect and therefore should be rescinded or modified. These changes, in turn, create additional extended periods of uncertainty and could have adverse impacts on the availability and price of insurance for consumers as well as adverse impacts on the Insurance Entities' underwriting results.

UVE is a holding company and, consequently, its cash flow is dependent on dividends and other permissible payments from its subsidiaries.

UVE is a holding company that conducts no insurance operations of its own. All operations are conducted by the Insurance Entities and by other operating subsidiaries, most of which support the business of the Insurance Entities. As a holding company, UVE's sources of cash flow consist primarily of dividends and other permissible payments from its subsidiaries. The ability of our non-insurance company subsidiaries to pay dividends may be adversely affected by reductions in the premiums or number of policies written by the Insurance Entities, by changes in the terms of the parties' contracts, or by changes in the regulation of insurance holding company systems. UVE depends on such payments for general corporate purposes, for its capital management activities and for payment of any dividends to its common shareholders. The ability of the Insurance Entities to make such payments is limited by applicable law, as set forth in "*Item 1—Business—Government Regulation— Restrictions on Dividends and Distributions.*" For more details on our cash flows, see "*Part II—Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.*"

Regulations limiting rate changes and requiring us to participate in loss sharing or assessments may decrease our profitability.

From time to time, public policy preferences and perceptions affect the insurance market, including insurers' efforts to effectively maintain rates that allow us to reach targeted levels of rate adequacy and profitability. Despite efforts to address rate needs and other operational issues analytically, facts and history demonstrate that public policymakers, when faced with untoward events and adverse public sentiment, have acted and may in the future act in ways that impede our ability to maintain a satisfactory correlation between rates and risk. This has included, and in the future may include, policymakers' failures to take steps to address the causes of adverse market conditions. Such acts or failures to act may affect our ability to obtain approval for or implement rate changes that we believe are necessary to attain rate adequacy along with targeted levels of profitability and returns on equity. Additionally, because the Insurance Entities often must obtain regulatory approval prior to changing rates, delays in the filing, review or implementation of rate changes can adversely affect our ability to attain rate adequacy. This is especially the case in hard markets, where insurers typically are submitting filings for rate increases and thereby adding to regulators' workload and affecting their ability to timely review filings. When state regulations allow our Insurance Entities to implement rate changes while filings are pending, we risk having to refund premiums if the implemented changes are greater than those ultimately approved. Our ability to pay for reinsurance required to appropriately reduce our catastrophe risk also depends in part on our ability to adjust rates for our costs.

Additionally, we are required to participate in guaranty funds for insolvent insurance companies and other statutory insurance entities. The guaranty funds and other statutory entities periodically levy assessments against all applicable insurance companies doing business in the state and the amounts and timing of those assessments are unpredictable. Although we seek to recoup these assessments from our policyholders, we might not be able to fully do so and at any point in time or for any period, our operating results and financial condition could be adversely affected by any of these factors.

The amount of statutory capital and surplus that each of the Insurance Entities has and the amount of statutory capital and surplus it must hold vary and are sensitive to a number of factors outside of our control, including market conditions and the regulatory environment and rules.

The Insurance Entities are subject to RBC standards and other minimum capital and surplus requirements imposed under applicable state laws. The RBC standards, based upon the Risk-Based Capital Model Act adopted by the NAIC, require us to report our results of RBC calculations to the FLOIR and the NAIC. These RBC standards provide for different levels of regulatory attention depending upon the ratio of an insurance company's total adjusted capital, as calculated in accordance with NAIC guidelines, to its authorized control level RBC. Authorized control level RBC is determined using the NAIC's RBC formula, which measures the minimum amount of capital that an insurance company needs to support its overall business operations.

An insurance company with total adjusted capital that (i) is at less than 200% of its authorized control level RBC, or (ii) falls below 300% of its RBC requirement and also fails a trend test, is deemed to be at a "company action level," which would require the insurance company to file a plan that, among other things, contains proposals of corrective actions the company intends to take that are reasonably expected to result in the elimination of the company action level event. Additional action level events occur when the insurer's total adjusted capital falls below 150%, 100%, and 70% of its authorized control level RBC. The lower the percentage, the more severe the regulatory response, including, in the event of a mandatory control level event (total adjusted capital falls below 70% of the insurer's authorized control level RBC), placing the insurance company into receivership.

In addition, the Insurance Entities are required to maintain certain minimum capital and surplus and to limit premiums written to specified multiples of capital and surplus. Our Insurance Entities could exceed these ratios if their volume increases faster than anticipated or if their surplus declines due to catastrophe or non-catastrophe losses or excessive underwriting and operational expenses.

Any failure by the Insurance Entities to meet the applicable RBC or minimum statutory capital requirements imposed by the laws of Florida (or other states where we currently or may eventually conduct business) could subject them to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or receivership, which could have a material adverse impact on our reputation and financial condition. Any such failure also could adversely affect our financial strength and stability ratings.

Regulatory ratios and evaluation metrics serve only as regulatory monitoring tools and do not take into account the range of circumstances that might affect specific insurers or the insurance market as a whole. Accordingly, these metrics do not provide assurance that a particular insurer's surplus level is adequate or appropriate for its current or prospective business. Any changes in existing RBC requirements, minimum statutory capital requirements, or applicable writings ratios may require us to increase our statutory capital levels, which we may be unable to do, or require us to reduce the amount of premiums we write, which could adversely affect our business and our operating results.

RISKS RELATING TO DEBT OBLIGATIONS

To service our debt, we will require a significant amount of cash. Our ability to generate cash depends on many factors.

In November 2021, we issued and sold $100 million of 5.625% Senior Unsecured Notes due 2026 (the "Notes"). See "*Part II—Item 8—Note 7 (Debt).*" Our ability to make payments on or to refinance our indebtedness, including our ability to meet our obligations under the Notes, and to fund our operations depends on our ability to generate cash. This will depend on our financial and operating performance, which are subject to our loss and loss adjustment experience, weather and climate trends, and general economic, financial, competitive, legislative, regulatory, and capital market conditions that are beyond our control. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be unable to obtain new financing or to fund our obligations to our customers and business partners, implement our business plans, sell assets, seek additional capital, or restructure or refinance our indebtedness, including the Notes. As a result, we may be unable to meet our obligations under the Notes. In the absence of sufficient capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. We may not be able to consummate those dispositions of assets or obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due, including obligations under the Notes.

Our indebtedness could adversely affect our financial results and prevent us from fulfilling our obligations under the Notes.

In addition to the currently outstanding indebtedness of the Company and its subsidiaries, we may need to borrow substantial additional amounts in the future, including by accessing the capital markets. If new indebtedness is incurred in addition to our current debt levels, the related risks that we now face could increase, particularly if the cost of new indebtedness is high. Our indebtedness, including the indebtedness we may incur in the future, could have important consequences for the holders of the Notes, including:

- limiting our ability to satisfy our obligations with respect to the Notes;

- increasing our vulnerability to general adverse economic conditions;

- limiting our ability to obtain additional financing to fund future working capital, capital expenditures, and other general corporate requirements;

- requiring a substantial portion of our cash flows from operations for the payment of principal of and interest on our indebtedness and thereby reducing our ability to use our cash flows to fund working capital, capital expenditures, and general corporate requirements;

- limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

- putting us at a disadvantage compared to competitors with less indebtedness.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

The Company understands the critical importance of developing, implementing, and maintaining robust cybersecurity measures to protect our information systems and ensure the confidentiality, integrity, and availability of our data that is created, collected, stored, and used to operate our business.

The Company assesses cybersecurity risks, along with other key risks through its comprehensive Enterprise Risk Management ("ERM") framework. This framework mandates the compilation of a quarterly risk packet, which includes the results of Key Performance Indicators ("KPIs") for the designated risks and determinations as to where the results fell within the predefined tolerance threshold. All key risks are identified at the company level, which is governed by the Risk Committee of the Board and encompasses the broad spectrum of risks, including cybersecurity risks and threats, which are integral to the Company's strategic objectives.

Cybersecurity risks and threats are managed by a dedicated team within the Information Technology ("IT") Department, as well as a Security Operations Center ("SOC") managed by a third-party provider, under the leadership of the Chief Information Officer ("CIO"). This team collaborates with various departments across the Company, including legal, compliance, and human resources, to ensure a comprehensive approach to cybersecurity.

The Risk Committee is tasked with developing and overseeing risk management processes and systems of internal controls. These are intended to ensure that management and the Company's Board of Directors have identified, and evaluated key enterprise risks and implemented mitigating controls. This includes the groups Incident Management and Information Security Plan, which assesses, identifies, and manages cybersecurity risks. The Risk Committee reports to and receives direction from the Board as part of its oversight function.

Risk Management and Strategy

The Company's process for assessing, identifying, evaluating and managing cybersecurity risks as part of its broader ERM program includes:

- **Risk Identification and Prioritization**: The Company employs various methods to assess and identify cybersecurity risks, which methods may, from time to time, include tabletop exercises to test our preparedness and incident response process, business unit assessments, control gap analyses, threat modeling, impact analyses, internal audits, external audits, penetration tests, and engaging third parties to conduct analyses of our information security program. This process includes evaluating the likelihood and impact of potential cybersecurity incidents. The Company engages third parties in connection with risk management processes.

- **Continuous Risk Monitoring**: The Company actively monitors cybersecurity risks including third-party risk from vendors and suppliers. Significant fluctuations in the prevalence or impact of such risks are reported to the Risk Committee on a quarterly basis.

- **Mitigation Strategies**: The Company's Incident Management and Information Security Plan is designed to identify and respond to security incidents and threats in a timely manner to minimize the loss or compromise of information assets and to facilitate incident resolution. In general, our incident response process follows the framework established by the National Institute of Standards and Technology ("NIST") and focuses on four phases: preparation; detection and analysis; containment, eradication, and recovery; and post-incident remediation. We also conduct mandatory annual cybersecurity training for all employees.

Cybersecurity Risks and Business Impact

To date, the Company has not been subject to cyberattacks that, individually or in the aggregate, have been material to our operations or financial condition. We do not believe that risks from cybersecurity threats are reasonably likely to materially affect our strategy, results of operations or financial condition over the long term. See the discussion of cybersecurity risk in Item 1A, "Risk Factors."

Governance

Role of the Board and Management in Cybersecurity Risk Oversight

The Board's Risk Committee provides oversight of cybersecurity and privacy risks, including overseeing management's efforts to monitor and mitigate those risks and reviewing with management any significant privacy and cybersecurity incidents and the effectiveness of the Incident Management and Information Security Plan. The CIO and IT Management inform key management personnel on relevant cybersecurity issues, which can span a wide range of topics, including but not limited to recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, and the current threat environment.

IT Department

The Company has appointed our CIO to establish, implement, and carry out our cybersecurity risk management policies and processes, including the Incident Management and Information Security Plan, and to facilitate the communication of such matters to the Risk Committee and the Board. Our CIO has over 20 years of NIST experience auditing, creating and complying with controls in support of the Sarbanes-Oxley Act of 2002, and holds several information security and data privacy certifications. Other IT senior members of management responsible for our cybersecurity program also have extensive experience assessing and managing cybersecurity risks. Our CIO and Security Team have over 30 years of experience in information technology and cybersecurity positions.

Internal Audit

Periodic audits are performed by our Internal Audit team as part of the Company's compliance with the Incident Management and Information Security Plan and the overall ERM framework.

Chief Risk Officer

The ERM structure is further bolstered by the support of a dedicated Chief Risk Officer, who provides specialized expertise and oversight in the broader domain of risk management.

ITEM 2.   PROPERTIES

We conduct our insurance operations primarily from office buildings, which we own, in three locations: Fort Lauderdale, Florida; Altamonte Springs, Florida; and Eagan, Minnesota.

The majority of our operations is conducted from these facilities. We believe that our facilities and equipment are generally well maintained, in good operating condition and suitable and adequate for our present operations. The current facilities are expected to be adequate for our operations for the near future.

There are no mortgage or lease arrangements for our real estate owned property.

ITEM 3.   LEGAL PROCEEDINGS

Lawsuits and other legal proceedings are filed against the Company from time to time. These legal matters typically include civil and administrative or regulatory considerations for which the Company obtains internal or third-party legal or other assistance to provide guidance, and when applicable, to represent and protect the Company's interest.

Many of these legal proceedings involve disputes as to coverage or the scope and amount of damage arising from claims under contracts or policies that the Company underwrites. The Company establishes reserves for its anticipated claims obligations and records an estimate for expected reinsurance recoveries. From time to time, the Company is also involved in various other legal proceedings unrelated to claims disputes. The Company contests liability and/or the amount of damages as it considers appropriate according to the facts and circumstances of each matter.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for legal matters when those matters present loss contingencies that are both probable and estimable.

Legal proceedings are subject to many factors that cannot be predicted with certainty, and the Company may be exposed to losses in excess of any amounts accrued. The Company currently estimates that the reasonably possible losses for legal proceedings, whether in excess of a related accrued liability, including reserves, or where there is no accrued liability, and for which the Company is able to estimate a possible loss, are immaterial. This represents management's estimate of possible loss with respect to these matters and is based on currently available information. These estimates of possible loss do not represent our maximum loss exposure, and actual results may vary significantly from current estimates.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, par value $0.01 per share, is listed and traded on the New York Stock Exchange ("NYSE") under the symbol "UVE." As of February 23, 2026, there were 54 shareholders of record of our common stock. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers, and other financial institutions.

As of December 31, 2025 and 2024, there was one shareholder of our Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock"). We declared and paid aggregate dividends to this holder of record of the Company's Series A Preferred Stock of $10,000 for each of the years ended December 31, 2025 and 2024.

Stock Performance Graph

The following graph and table compare the cumulative total stockholder return of our common stock from December 31, 2020 through December 31, 2025 with the performance of: (i) Standard & Poor's ("S&P") 500 Index, (ii) Russell 2000 Index and (iii) S&P Insurance Select Industry Index. We are a constituent of the Russell 2000 Index and the S&P Insurance Select Industry Index. S&P Insurance Select Industry Index consists of all publicly traded insurance underwriters in the property and casualty sector in the United States.



Index		Period Ended			
	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Universal Insurance Holdings, Inc.	$ 118.39	$ 78.71	$ 124.47	$ 170.27	$ 281.48
S&P 500 Index	128.71	105.40	133.10	166.40	196.16
Russell 2000 Index	114.82	91.35	106.82	119.14	134.40
S&P Insurance Select Industry Index	123.13	127.84	143.87	183.44	198.91

We have generated these comparisons using data supplied by S&P Global Market Intelligence (Centennial, Colorado). The graph and table assume an investment of $100 in our common stock and in each of the three indices on December 31, 2020 with all dividends being reinvested on the ex-dividend date. The closing price of our common stock as of December 31, 2025 (the last trading day of the year) was $33.80 per share. The stock price performance in the graph and table are not intended to forecast the future performance of our common stock and may not be indicative of future price performance.

Dividend Policy

Future cash dividend payments are subject to business conditions, our financial position and requirements for working capital and other corporate purposes, as well as to compliance with the applicable provisions of the Delaware General Corporation Law and, of course, the business judgment of our Board of Directors. Subject to these qualifications, we expect to continue our regular practice of paying a comparable quarterly dividend to our stockholders. See "*Part I—Business—Government Regulation —Restrictions on Dividends and Distributions*" and "*Part II—Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations.*"

Registrant Purchases of Equity Securities

	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased As Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet be Purchased Under the Plans or Programs (2)
10/1/2025 - 10/31/2025	70,000	$ 31.34	70,000	—
11/1/2025 - 11/30/2025	62,946	$ 32.89	62,946	—
12/1/2025 - 12/31/2025	76,783	$ 33.78	76,783	6,378
Total for the three months ended December 31, 2025	209,729	$ 32.73	209,729	6,378

(1) Average price paid per share does not reflect brokerage commissions paid to acquire shares in open market transactions.

(2) Number of shares was calculated using a closing price at December 31, 2025 of $33.80 per share.

We may repurchase shares from time to time at our discretion, based on ongoing assessments of our capital needs, the market price of our common stock and general market conditions. We will fund the share repurchase program with cash from operations. During 2025, there were two authorized repurchase plans in effect:

- On March 11, 2024, our Board of Directors authorized the repurchase of up to $20.0 million of our common stock through March 11, 2026 (the "March 2026 Share Repurchase Program") pursuant to which we repurchased 977,616 shares of our common stock at an aggregate cost of approximately $20.0 million. As of December 31, 2025, we have repurchased all common stock under the March 2026 Share Repurchase Program.

- On May 1, 2025, our Board of Directors authorized the repurchase of up to $20.0 million of our common stock through May 1, 2027 (the "May 2027 Share Repurchase Program"), pursuant to which we have repurchased 737,462 shares of our common stock at an aggregate cost of approximately $19.8 million from program inception through December 31, 2025. As of December 31, 2025 we have the ability to purchase approximately $0.2 million of our common stock under the May 2027 Share Repurchase Program.

In total, during the year ended December 31, 2025, we repurchased an aggregate of 843,651 shares of our common stock pursuant to the March 2026 Share Repurchase Program and the May 2027 Share Repurchase Program at an aggregate price of approximately $22.4 million.

On January 7, 2026, our Board of Directors authorized the repurchase of an additional $20.0 million of our common stock through January 8, 2028 (the "January 2028 Share Repurchase Program"). As of February 23, 2026 we have the ability to purchase approximately $20 million of our common stock under the January 2028 Share Repurchase Program.

ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to assist in an understanding of our financial condition and results of operations and should be read in conjunction with our consolidated financial statements and accompanying notes in "*Part II—Item 8—Financial Statements and Supplementary Data*" below. Except for the historical information contained herein, the discussions in this MD&A contain forward-looking statements that involve risks and uncertainties. Our future results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed above under "*Cautionary Note Regarding Forward-Looking Statements*" and "*Part I— Item 1A—Risk Factors*".

Overview

We are a vertically integrated holding company offering property and casualty insurance and value-added insurance services. In addition, we generate revenue from our investment portfolio, reinsurance brokerage services, the receipt of managing general agency fees from policy holders and from other sources of revenue (collectively "Other Revenue Sources"). We develop, market, and underwrite insurance products for consumers predominantly in the personal residential homeowners' line of business and perform substantially all insurance-related services for our insurance entities, including risk management, claims management, and distribution. Our Insurance Entities offer insurance products through both appointed independent insurance agents and through our online distribution channel across 19 states, with licenses to write insurance in one additional state. We seek to produce an underwriting profit (defined as net premiums earned minus losses, LAE, policy acquisition costs and other operating costs and expenses) over the long term, along with growing our Other Revenue Sources.

Revenues

We generate revenue primarily from the collection of insurance premiums. Other sources of revenue include: commissions paid by our reinsurers to our reinsurance intermediary subsidiary BARC on reinsurance it places for the Insurance Entities; policy fees collected from policyholders by our managing general agent subsidiary, ERA; and financing fees charged to policyholders who choose to defer premium payments reflected in other income. In addition, our subsidiary Alder receives fees from the Insurance Entities for claims-handling services. The Insurance Entities are reimbursed for these fees on claims that are subject to recovery under the Insurance Entities' respective reinsurance programs. These fees, after expenses, are recorded in the consolidated financial statements as an adjustment to LAE. We also generate income by investing our assets.

The nature of our business tends to be seasonal during the year, reflecting consumer behaviors in connection with the Florida residential real estate market and the hurricane season. The amount of direct premiums written tends to be highest in the second and third quarters of our fiscal year and lowest in the first and fourth quarters.

Trends and Geographical Distribution

Florida Trends

Regulatory Environment

We seek to achieve long-term rate adequacy and earnings for the Insurance Entities while managing our risks through market cycles and looking to take advantage of what we believe to be market opportunities. We currently transact insurance in 19 states. Although the majority of our policies cover properties in Florida, our business in other states continues to grow as a percentage of our total policies in force and premium volume.

Our ability to write and retain policies is influenced by a range of local, national and global factors. Among these, the amount and types of policies we write depend on the regulatory environments in the states in which the Insurance Entities write policies. In particular, the Florida personal residential insurance market is experiencing significant transitions due to a series of law changes passed in December 2022 that were intended to address substantial market disruption.

Prior to the 2022 reforms, the Florida residential property insurance market suffered from declining availability and increasing premiums among authorized insurers. This was attributable to elevated loss and LAE levels and related impacts on reinsurance pricing and availability. During this period, Citizens, which generally is intended to be the state's market of last resort, instead became a market of choice as insurers limited writings and state laws capped Citizens' annual rate increases at levels well below market levels.

The overall residential property insurance market in Florida has steadily improved since 2023. Nonetheless, the ultimate long-term benefits of Florida's statutory reforms remain unknown and difficult to predict. The Florida political environment, prevailing sentiment among policymakers or the public such as growing concerns with inflation and costs of living, and economic factors beyond insurers' control may directly or indirectly mitigate the impact of the reforms. These influences can mask the reforms' benefits or diminish their perceived effectiveness even when the market shows objective signs of improvement through moderating rate levels, increased product availability and competition, and reductions in Citizens' policy count. Over time, these political or external influences can result in policymakers questioning the merits of the reforms, considering proposals to reverse them, or pursuing other law changes or interpretations that could negate improvements in the Florida market and renew concerns with rising costs and reduced availability.

Competition

Prior to the 2022 reforms, most residential property insurers in Florida, including the Insurance Entities, sought to limit their exposure to rising losses and LAE. Although the Insurance Entities faced little competition from authorized insurers during this period, the Insurance Entities' own exposure management considerations led them to limit their new business intake. The Insurance Entities historically have enjoyed a high policyholder retention rate from year to year, both prior to the reforms and currently. Even so, the Company's limited appetite for new business prior to the reforms led to a decline in their in-force Florida policy count. During this time, Citizens grew to become the largest insurer of residential property in Florida by a wide margin.

Since 2023, the Insurance Entities have gradually increased their appetite for new business in Florida. In both 2024 and 2025, the Insurance Entities filed and gained regulatory approval of statewide average rate decreases for their homeowners' insurance programs. In addition, the Insurance Entities began to expand, and have continued to expand, the areas in Florida and the types of policies they seek to write.

Other established insurers also are expanding new business writings. In addition, a reported 17 new insurers have entered the Florida market in recent years. Unlike the Insurance Entities, some new and established insurers write business predominantly by assuming risks from Citizens. All together, renewed activity among authorized insurers has led to a decrease in Citizens' policy count by approximately one million policies since the reforms. As a result, UPCIC is one of the largest residential property insurers in Florida. Still, as the benefits of the reforms continue to emerge, new and existing competitors in the post-reform market often remain selective as to the policy types, locations, coverage limits or other characteristics of policies they write, leading to segmentation in the market. The degree of competition the insurers face in Florida therefore varies by policy type, region, and other factors.

Other states have experienced less disruption than Florida. The Insurance Entities therefore experience a high but stable degree of competition when entering and expanding in other states. In these states, we often compete with national or regional insurers with greater experience in the specific markets. Our growth plan therefore includes developing relationships with the states' independent agents and gradually expanding our presence as we gain familiarity with new markets. Over time, this has allowed our business outside of Florida to steadily increase as a percentage of our overall business.

Claims

The Insurance Entities' loss and LAE experience on Florida claims has improved significantly for policies written after the statutory reforms. This is attributable to reduced incentives for policyholders, vendors and their representatives to pursue questionable, inflated and litigated claims. In addition, the Company's own initiatives, coupled with enhanced claim-handling standards included in the reforms, have resulted in faster claims-handling times, process improvements and greater customer satisfaction.

The Company continues to experience higher costs associated with claims that pre-date the reforms. The remaining pre-reform claims typically are litigated claims that have resisted formal and informal efforts at dispute resolution. Although the number of claims subject to pre-reform laws continues to decline, it may be several years before all of them are resolved.

The Company has increasingly used video and other technology to facilitate reviews of damaged property and improve efficiency in the claims process. As technologies evolve, the Company continually evaluates and implements enhancements to streamline workflows and enhance customer experience. The Company also regularly monitors regulatory developments pertaining to uses of technology, including oversight of AI in claims processes and other aspects of our operations.

Economic Conditions

Our business is affected by evolving domestic, national or global economic conditions, including the potential impact from tariffs and other inflationary pressures. Increased costs of labor and materials can adversely affect our claims costs. This can lead to direct effects on our business, such as increasing the values of properties we insure and the corresponding premium levels, as well as indirect effects such as offsetting and diminishing the perceived benefits of the statutory reforms. We will continue to monitor our business model and strategy as these events develop.

We also rely on global reinsurance markets to mitigate exposures under policies we write. The availability and pricing of reinsurance can be influenced by global economic conditions such as inflation. Our ability to purchase desired levels of reinsurance at competitive prices also can be influenced by severe weather in Florida and elsewhere. Florida did not suffer a landfalling hurricane in 2025, which is a favorable consideration as we prepare for the mid-year renewal of our catastrophe reinsurance program. However, this benefit might be offset by reinsurers' assessments of past and potential future events.

Across the United States, third-party financing contributes to expansion of claims litigation and vendors' efforts to solicit claims. Some states have enacted laws intended to curtail or require disclosure of litigation financing. The largest state in which we write business, Florida, does not currently have any such laws. It is difficult to quantify the impact on losses, LAE and ultimately premium attributable to vendor-related financing and litigation financing.

Summary of Recent Rate Changes

In 2024, for Florida, UPCIC implemented new homeowners policy rates, resulting in an average rate decrease of 1.5% compared to previous rates, effective for new policies August 15, 2024 and renewal policies May 17, 2025. These Florida rate changes were implemented under use and file rating laws and subsequently received regulatory approval. In October 2025, UPCIC implemented new homeowners policy rates for new and renewal business policies, resulting in an average rate decrease of 5.1% compared to previous rates with an effective date of October 16, 2025.

For 2025, the following rate changes for UPCIC have been approved by regulators in states other than Florida:

- Michigan: +24.8% effective January 20, 2025, for new business, and March 11, 2025, for renewal business

- Georgia: +7.4% effective March 1, 2025, for new business and renewal business

- Alabama: +8.1% effective March 13, 2025, for new business and May 2, 2025, for renewal business

- Indiana: +6.0% effective March 22, 2025, for new business and May 11, 2025, for renewal business

- Massachusetts: +12.9% effective April 8, 2025, for new business and May 28, 2025, for renewal business

- South Carolina: +8.6% effective April 21, 2025, for new business and June 10, 2025, for renewal business

- Minnesota: +15.0%, effective May 16, 2025, for new business and July 20, 2025, for renewal business

- North Carolina: +7.5% effective June 1, 2025, for new business and renewal business

- Pennsylvania: +8.0% effective June 1, 2025, for new business and July 21, 2025, for renewal business

- Delaware: +15.0%, effective June 24, 2025, for new business and August 13, 2025, for renewal business

- New York: +10.2%, effective August 4, 2025, for new business and September 23, 2025, for renewal business

- Illinois: +8.0%, effective August 12, 2025, for new business and October 1, 2025, for renewal business

- Iowa: +20.0%, effective August 20, 2025, for new business and October 24, 2025, for renewal business

- Wisconsin: +15.0%, effective September 2, 2025, for new business and October 22, 2025, for renewal business

- New Hampshire: +16.5%, effective September 23, 2025, for new business and November 12, 2025, for renewal business

- Virginia: +10.7%, effective December 31, 2025, for new business and renewal business

The following rate filings are pending approval by state regulators:

- New Jersey: +18.9%, the effective date for new business and renewal business.

- Massachusetts: +6.1%, the effective date for new business and renewal business.

- South Carolina: +6.9%, the effective date for new business and renewal business.

- Georgia: +7.9%, the effective date for new business and renewal business.

For 2026, the following rate changes for UPCIC have been approved by regulators in states other than Florida:

- Maryland: +4.6%, effective January 1, 2026, for new business and renewal business

- North Carolina: +7.5%, effective June 1, 2026, for new business and renewal business

Geographical Distribution

Direct premiums written continue to increase across 17 of the 19 states in which we conduct business year-over-year. As a result of our business strategy, rate changes and disciplined underwriting initiatives, we have seen an increase in total policy count in 13 out of 19 states, as well as increases in in-force premium in 17 states and total insured value in 16 states. Direct premiums written for states outside of Florida increased 24.3%, representing a $114.7 million increase during 2025. Direct premiums written for Florida decreased 2.8%, representing a $44.1 million decrease during 2025. The following table provides direct premiums written for Florida and other states for the years ended December 31, 2025 and 2024 (dollars in thousands):

| | For the Years Ended | | | | Growth Year Over Year | |
| | December 31, 2025 | | December 31, 2024 | | | |
State	Direct Premiums Written	%	Direct Premiums Written	%	$	%
Florida	$ 1,554,345	72.6 %	$ 1,598,426	77.2 %	$ (44,081)	(2.8)%
Other states	585,911	27.4 %	471,266	22.8 %	114,645	24.3 %
Grand total	$ 2,140,256	100.0 %	$ 2,069,692	100.0 %	$ 70,564	3.4 %

We seek to prudently grow and generate long-term rate adequate premium in each state where we offer policies. Our diversification strategy seeks to increase business outside of Florida and to improve geographical distribution within Florida.

The geographical distribution of our policies in force, premium in force and total insured value across all states were as follows, as of December 31, 2025, 2024 and 2023 (dollars in thousands, rounded to the nearest thousand):

| | As of December 31, 2025 | | | | | |
| | Policies | | Premium | | Total Insured | |
State	In Force	%	In Force	%	Value	%
Florida	567,095	63.3 %	$ 1,561,889	72.7 %	$ 186,809,542	47.5 %
Alabama	20,024	2.2 %	46,775	2.2 %	10,013,163	2.5 %
Delaware	4,133	0.5 %	6,878	0.3 %	2,973,218	0.8 %
Georgia	28,976	3.3 %	63,574	3.0 %	16,830,368	4.3 %
Illinois	9,048	1.0 %	16,650	0.8 %	6,333,278	1.6 %
Indiana	13,320	1.5 %	23,664	1.1 %	6,254,986	1.6 %
Iowa	12,095	1.3 %	18,992	0.9 %	7,555,921	1.9 %
Massachusetts	27,173	3.1 %	56,056	2.6 %	23,833,849	6.1 %
Maryland	23,189	2.6 %	32,248	1.5 %	15,160,321	3.9 %
Michigan	13,288	1.5 %	26,008	1.2 %	7,890,368	2.0 %
Minnesota	14,778	1.6 %	36,755	1.7 %	10,025,432	2.5 %
New Hampshire	328	— %	450	— %	253,578	0.1 %
New Jersey	17,997	2.0 %	28,236	1.3 %	13,363,747	3.4 %
New York	7,564	0.8 %	14,406	0.7 %	6,790,699	1.7 %
North Carolina	72,839	8.2 %	102,413	4.7 %	39,143,671	10.0 %
Pennsylvania	7,534	0.8 %	11,795	0.5 %	4,223,413	1.1 %
South Carolina	30,025	3.4 %	59,939	2.8 %	16,862,738	4.3 %
Virginia	25,475	2.8 %	39,973	1.9 %	18,225,461	4.7 %
Wisconsin	1,046	0.1 %	1,240	0.1 %	805,779	0.2 %
Total	895,927	100.0 %	$ 2,147,941	100.0 %	$ 393,349,532	100.0 %

			As of December 31, 2024			
	Policies		Premium		Total Insured	
State	In Force	%	In Force	%	Value	%
Florida	567,307	66.4 %	$ 1,608,142	77.3 %	$ 186,751,842	52.1 %
Alabama	18,907	2.2 %	39,774	1.9 %	9,072,192	2.5 %
Delaware	3,219	0.4 %	4,883	0.2 %	2,249,566	0.6 %
Georgia	29,470	3.4 %	59,530	2.9 %	16,332,651	4.6 %
Illinois	5,634	0.7 %	9,637	0.5 %	3,767,743	1.0 %
Indiana	12,861	1.5 %	20,945	1.0 %	5,737,050	1.6 %
Iowa	7,978	0.9 %	12,611	0.6 %	4,865,077	1.4 %
Massachusetts	24,475	2.9 %	44,279	2.1 %	20,418,055	5.7 %
Maryland	15,669	1.8 %	20,284	1.0 %	9,591,760	2.7 %
Michigan	10,655	1.2 %	18,041	0.9 %	6,199,390	1.7 %
Minnesota	11,340	1.3 %	26,351	1.3 %	7,103,977	2.0 %
North Carolina	65,901	7.8 %	86,556	4.2 %	33,078,243	9.2 %
New Hampshire	330	— %	397	— %	252,782	0.1 %
New Jersey	18,834	2.2 %	28,012	1.3 %	13,830,947	3.9 %
New York	7,951	0.9 %	14,056	0.7 %	6,828,505	1.9 %
Pennsylvania	8,375	1.0 %	12,139	0.6 %	4,562,202	1.2 %
South Carolina	24,766	2.9 %	43,306	2.1 %	12,745,333	3.6 %
Virginia	21,751	2.5 %	30,011	1.4 %	15,044,367	4.2 %
Wisconsin	103	— %	115	— %	79,529	— %
Total	855,526	100.0 %	$ 2,079,069	100.0 %	$ 358,511,211	100.0 %

			As of December 31, 2023			
	Policies		Premium		Total Insured	
State	In Force	%	In Force	%	Value	%
Florida	567,893	70.1 %	$ 1,577,210	81.5 %	$ 188,516,949	58.3 %
Alabama	16,440	2.0 %	29,589	1.5 %	7,404,975	2.3 %
Delaware	2,341	0.2 %	3,330	0.2 %	1,531,896	0.5 %
Georgia	31,335	3.9 %	54,315	2.8 %	16,704,678	5.2 %
Hawaii	858	0.1 %	1,100	0.1 %	510,735	0.2 %
Illinois	2,491	0.3 %	3,720	0.2 %	1,498,349	0.4 %
Indiana	12,584	1.6 %	18,386	1.0 %	5,326,469	1.6 %
Iowa	874	0.1 %	1,222	0.1 %	476,843	0.1 %
Massachusetts	21,443	2.6 %	33,902	1.8 %	16,702,823	5.2 %
Maryland	8,671	1.1 %	9,379	0.4 %	4,431,977	1.4 %
Michigan	4,890	0.6 %	7,641	0.4 %	2,634,991	0.8 %
Minnesota	9,446	1.2 %	19,407	1.0 %	5,613,856	1.7 %
North Carolina	56,787	7.0 %	70,170	3.6 %	25,990,577	8.0 %
New Hampshire	318	— %	358	— %	230,587	0.1 %
New Jersey	18,606	2.3 %	25,712	1.3 %	13,358,747	4.1 %
New York	7,102	0.9 %	12,359	0.6 %	5,771,055	1.8 %
Pennsylvania	9,439	1.2 %	12,648	0.7 %	4,965,478	1.5 %
South Carolina	19,201	2.4 %	28,184	1.5 %	8,997,564	2.8 %
Virginia	19,213	2.4 %	25,736	1.3 %	12,788,156	4.0 %
Total	809,932	100.0 %	$ 1,934,368	100.0 %	$ 323,456,705	100.0 %

KEY PERFORMANCE INDICATORS

The Company considers the measures and ratios in the following discussion to be key performance indicators for its businesses. Management believes that these indicators are helpful in understanding the underlying trends in the Company's businesses. Some of these indicators are reported on a quarterly basis and others on an annual basis. Please also refer to "*Part II—Item 8— Note 2 (Summary of Significant Accounting Policies)*" for definitions of certain other terms we use when describing our financial results.

These indicators may not be comparable to other performance measures used by the Company's competitors and should only be evaluated together with our consolidated financial statements and accompanying notes.

Definitions of Key Performance Indicators

Book Value Per Common Share — total stockholders' equity, adjusted for preferred stock liquidation, divided by the number of common shares outstanding as of a reporting period. Book value per common share is the excess of assets over liabilities at a reporting period attributed to each share of common stock. Changes in book value per common share informs shareholders of retained equity in the Company on a per share basis, which may assist in understanding market value trends for the Company's stock.

Combined Ratio — the combined ratio is a measure of underwriting profitability for a reporting period and is calculated by dividing total operating costs and expenses (which is made up of losses and LAE, policy acquisition costs and other operating expenses) by premiums earned, net, which is net of ceded premium earned. Changes to the combined ratio over time provide management with an understanding of costs to operate its business in relation to net premiums it is earning and the impact of rate, underwriting and other business management actions, weather and other external factors on underwriting profitability. A combined ratio below 100% indicates an underwriting profit; a combined ratio above 100% indicates an underwriting loss.

Core Loss Ratio — an operational metric used in the insurance industry to describe the ratio of current year losses and LAE, excluding current accident year weather and prior year development, to premiums earned. Core loss ratio is an important measure identifying profitability trends of premiums in force. Core losses consists of losses and LAE excluding current year weather events and prior years' reserve development and is net of estimated subrogation recoveries. The financial benefit from the management of claims, including claim fees ceded to reinsurers, is also recorded in the condensed consolidated financial statements as a reduction to core losses. The core loss ratio can be measured on a direct basis, using direct earned premiums, or on a net basis, using premiums earned, net (*i.e.*, direct premiums earned less ceded premiums earned).

Debt-to-Equity Ratio — long-term debt, including current portion, divided by stockholders' equity. This ratio helps management measure the amount of financing leverage in place in relation to equity and allows investors to evaluate future leverage capacity.

Debt-to-Total Capital Ratio — long-term debt, including current portion, divided by the sum of total stockholders' equity and long-term debt (often referred to as total capital resources). This ratio helps management measure the amount of financing leverage in place (long-term debt) in relation to total capital resources and allows investors to evaluate future leverage capacity.

Direct Premiums Written ("DPW") — reflects the total value of policies issued during a period before considering premiums ceded to reinsurers. Direct premiums written, comprised of renewal premiums, endorsements, and new business, is initially recorded as unearned premium in the balance sheet, which is then earned pro-rata over the next year or remaining policy term. Direct premiums written reflect current trends in the Company's sale of property and casualty insurance products and amounts that will be recognized as earned premiums in the future.

DPW (Florida) — includes only DPW in the state of Florida. This measure allows management to analyze growth in our primary market and is also a measure of business concentration risk.

Expense Ratio (Including Policy Acquisition Cost Ratio and Other Operating Cost Ratio) — calculated as policy acquisition costs and other operating costs and expenses as a percentage of premiums earned, net. Policy acquisition costs and other operating costs and expenses include such items as underwriting costs, facilities, and corporate overhead. The expense ratio, including the sub-expense ratios of policy acquisition cost ratio and other operating cost ratio, are indicators to management of the Company's cost efficiency in acquiring and servicing its business and the impact of expense items to overall profitability.

Losses and Loss Adjustment Expense Ratio or Loss and LAE Ratio — a measure of the cost of claims and claim settlement expenses incurred in a reporting period as a percentage of premiums earned in that same reporting period. Losses and LAE incurred in a reporting period includes both amounts related to the current accident year and prior accident years, if any, referred to as development. Ultimate losses and LAE are based on actuarial estimates with changes in those estimates recognized in the period the estimates are revised. Losses and LAE consist of claim costs arising from claims occurring and settling in the current period, an estimate of claim costs for reported but unpaid claims, an estimate of unpaid claim costs for incurred-but-not-reported claims and an estimate of claim settlement expenses associated with reported and unreported claims which occurred during the reporting period. The loss and LAE ratio can be measured on a direct basis, which includes losses and LAE divided by direct earned premiums, or on a net basis, which includes losses and LAE divided by premiums earned, net (*i.e.*, direct premium earned less ceded premium earned). The net loss and LAE ratio is a measure of underwriting profitability after giving consideration to the effect of reinsurance. Trends in the net loss and LAE ratio are an indication to management of current and future profitability.

Monthly Weighted Average Renewal Retention Rate — measures the monthly average of policyholders that renew their policies over the period of a calendar year. This measure allows management to assess customer retention.

Premiums Earned, Net — the pro-rata portion of current and previously written premiums that the Company recognizes as earned premium during the reporting period, net of ceded premium earned. Ceded premiums are premiums paid or payable by the Company for reinsurance protection. Written premiums are considered earned and are recognized pro-rata over the policy coverage period. Premiums earned, net is a measure that allows management to identify revenue trends.

Policies in Force — represents the number of active policies with coverage in effect as of the end of the reporting period. The change in the number of policies in force is a growth measure and provides management with an indication of progress toward achieving strategic objectives. Inherent seasonality in our business makes this measure more useful when comparing each quarter's balance to the same quarter in prior years.

Premium in Force — is the amount of the annual direct premiums written previously recorded by the Company for policies which are still active as of the reporting date. This measure assists management in measuring the level of insured exposure and progress toward meeting revenue goals for the current year, and provides an indication of business available for renewal in the next twelve months. Inherent seasonality in our business makes this measure more useful when comparing each quarter's balance to the same quarter in prior years.

Return on Average Common Equity ("ROCE") — calculated as actual net income (loss) attributable to common stockholders divided by average common stockholders' equity. ROCE is a capital profitability measure of how efficiently management creates profits.

Total Insured Value — represents the amount of insurance limits available on a policy for a single loss based on all policies active as of the reporting date. This measure assists management in measuring the level of insured exposure.

Unearned Premiums — represents the portion of direct premiums corresponding to the time period remaining on an insurance policy and available for future earning by the Company. Trends in unearned premiums generally indicate expansion, if growing, or contraction, if declining, which are important indicators to management. Inherent seasonality in our business makes this measure more useful when comparing each quarter's balance to the same quarter in prior years.

Weather events — an estimate of losses and LAE from weather events occurring during the current accident year that exceed initial estimates of expected weather events when establishing the expected loss ratio for each accident year. This metric informs management of factors impacting overall current year profitability.

REINSURANCE

Reinsurance enables our Insurance Entities to limit potential exposures to catastrophic events. Developing and implementing our reinsurance strategy to adequately protect our policyholders, balance sheet, and Insurance Entities in the event of one or more catastrophes while maintaining efficient reinsurance costs has been our key strategic priority. To limit the Insurance Entities' potential exposure to catastrophic events, we purchase significant reinsurance from third-party reinsurers and the FHCF. The FLOIR requires the Insurance Entities, like all residential property insurance companies doing business in Florida, to have a certain amount of capital and reinsurance coverage to cover losses upon the occurrence of a single catastrophic event and a series of catastrophic events occurring in the same hurricane season. The Insurance Entities' 2025-2026 catastrophic reinsurance program meets the FLOIR's requirements, which are based on, among other things, successfully demonstrating cohesive and comprehensive reinsurance coverages that protect the policyholders of our Insurance Entities under a series of stress test catastrophe loss scenarios. Similarly, the Insurance Entities' 2025-2026 catastrophic reinsurance program meets the stress test and review requirements of Demotech, Inc., for maintaining Financial Stability Ratings® of "A" (Exceptional) and of Kroll for maintaining insurer financial strength rating of "A-".

We believe the Insurance Entities' retentions under the jointly shared reinsurance program are appropriate and structured to protect policyholders and the Insurance Entities' capital structure. We test the sufficiency of the catastrophe reinsurance coverage by subjecting the Insurance Entities' personal residential exposures to scenario testing using third-party catastrophe models. These models combine simulations of the natural occurrence patterns and characteristics of hurricanes, tornadoes, earthquakes, and other catastrophes with information on property values, construction types, and occupancy classes. These models' outputs provide information concerning the potential for simulated large losses, which enables the Insurance Entities to limit the financial impact from catastrophic events. Refer to the risk factors disclosed in "*Part I, Item 1A—Risk Factors,*" set forth elsewhere in the Annual Report on Form 10-K, for details of specific risks attributable to catastrophic losses and reinsurance.

Effective June 1, 2025, the Insurance Entities entered into multiple reinsurance agreements comprising our 2025-2026 reinsurance program. See "*Item 1—Note 4 (Reinsurance).*"

Insurance Entities 2025-2026 All States Reinsurance Program ("All States")

- First event All States combined retention of $45.0 million.

- All States first event tower extends to $2.575 billion with no co-participation in any of the layers, no limitation on LAE and no accelerated deposit premiums.

- Universal Insurance Holdings, Inc. ("UIH") established the first event layer of 100% of $66.0 million in excess of $45.0 million in a captive insurance arrangement. See *"Part II—Item 8—Note 18 (Variable Interest Entities)."*

- Assuming a first event completely exhausts the $2.575 billion tower, the second event exhaustion point would be $1.209 billion.

- Full reinstatement is available on the combined $1.098 billion of the All States first-event catastrophe coverage for a guaranteed second-event coverage. Additionally, a second event private market excess of loss coverage of $66.0 million in excess of $45.0 million succeeds the captive in the event of a loss from a second event, resulting in a $66.0 million reduction in retention on a consolidated basis for a second event.

- For all layers purchased between $111.0 million and the projected attachment point of the FHCF layer, to the extent that all of our coverage or a portion thereof is exhausted in a first catastrophic event and reinstatement premium is due, we have purchased enough reinstatement premium protection coverage ("RPP") to fund the reinstatement premiums due on the reinstatement of these coverages. Losses exceeding the RPP limit would be subject to reinstatement premiums.

- Specific third and fourth event private market excess of loss coverage of $86.0 million in excess of $25.0 million provides frequency protection for multiple events during the treaty period, an incremental $20.0 million reduction in retention for a third and fourth event.

- For the FHCF Reimbursement Contracts effective June 1, 2025, the Insurance Entities have continued the election at the 90% coverage level. We estimate the total mandatory FHCF coverage will provide approximately $1.37 billion of coverage for UPCIC, and $22.8 million for APPCIC which complements and inures to the benefit of the All States coverage secured from private market reinsurers and discussed above.

- To further insulate future years, the Insurance Entities have secured certain multi-year treaties, providing $352.0 million of capacity that extends portions of the catastrophe coverage to include the 2026-2027 treaty year.

Reinsurers

The table below provides the A.M. Best and S&P financial strength ratings for each of the largest rated third-party reinsurers in the Insurance Entities' 2025-2026 reinsurance program:

Reinsurer	A.M. Best	S&P
Florida Hurricane Catastrophe Fund (1)	N/A	N/A
Various Lloyd's of London Syndicates	A+	AA-
DaVinci Reinsurance Ltd.	A	A+
Renaissance Reinsurance Ltd.	A+	A+
Markel Bermuda Ltd.	A	A
Everest Reinsurance Co.	A+	A+

(1) No rating is available, because the fund is not rated.

SELECTED FINANCIAL DATA

The following selected historical consolidated financial data should be read in conjunction with our consolidated financial statements and notes thereto and *"Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations"* set forth elsewhere in the Annual Report on Form 10-K. The historical results are not necessarily indicative of the results to be expected in any future period.

The following tables present historical selected consolidated financial data of Universal Insurance Holdings, Inc. and Subsidiaries for the five years ended December 31, 2025 (in thousands, except per share data):

	Years Ended December 31,				
	2025	2024	2023	2022	2021
Statement of Income Data:					
Revenues:					
Direct premiums written	$ 2,140,256	$ 2,069,692	$ 1,921,833	$ 1,845,786	$ 1,671,252
Change in unearned premium	(31,513)	(69,887)	(46,704)	(86,085)	(74,634)
Direct premium earned	2,108,743	1,999,805	1,875,129	1,759,701	1,596,618

		2025		2024		2023		2022		2021
Ceded premium earned		(669,728)		(626,732)		(623,193)		(631,075)		(561,155)
Premiums earned, net		1,439,015		1,373,073		1,251,936		1,128,626		1,035,463
Net investment income (1)		70,627		59,148		48,449		25,785		12,535
Other revenue (2)		89,752		79,694		80,380		81,044		71,993
Total revenues		1,603,915		1,520,536		1,391,582		1,222,658		1,121,851
Costs and expenses:										
Losses and loss adjustment expenses		985,878		1,087,366		992,636		938,399		779,205
Policy acquisition costs		250,246		233,444		208,011		214,259		226,167
Other operating costs and expenses		118,300		108,639		96,055		90,638		87,428
Total expenses		1,354,424		1,429,449		1,296,702		1,243,296		1,092,800
Interest and amortization of debt issuance costs		6,422		6,476		6,531		6,609		638
Income (loss) before income tax expense (benefit)		243,069		84,611		88,349		(27,247)		28,413
Income tax expense (benefit)		60,118		25,683		21,526		(4,990)		8,006
Net income (loss)	$	182,951	$	58,928	$	66,823	$	(22,257)	$	20,407
Per Share Data:										
Basic earnings (loss) per common share	$	6.56	$	2.07	$	2.24	$	(0.72)	$	0.65
Diluted earnings (loss) per common share	$	6.32	$	2.01	$	2.22	$	(0.72)	$	0.65
Dividends declared per common share	$	0.77	$	0.77	$	0.77	$	0.77	$	0.77

		As of December 31,								
		2025		2024		2023		2022		2021
Balance Sheet Data:										
Total invested assets	$	1,532,604	$	1,371,276	$	1,160,784	$	1,105,806	$	1,093,680
Cash and cash equivalents		408,868		259,441		397,306		388,706		250,508
Total assets		2,839,695		2,841,861		2,316,561		2,890,154		2,056,141
Unpaid losses and loss adjustment expenses		680,712		959,291		510,117		1,038,790		346,216
Unearned premiums		1,091,959		1,060,446		990,559		943,854		857,769
Debt, net		100,481		101,243		102,006		102,769		103,676
Total liabilities		2,288,660		2,468,611		1,975,264		2,602,258		1,626,439
Total stockholders' equity	$	551,035	$	373,250	$	341,297	$	287,896	$	429,702
Shares outstanding end of period		28,008		28,096		28,966		30,389		31,221
Book value per share	$	19.67	$	13.28	$	11.78	$	9.47	$	13.76
Return on average common equity (ROCE)		39.6 %		16.5 %		21.2 %		(6.2)%		4.6 %
Selected Data:										
Loss and loss adjustment expense ratio (3)		68.5 %		79.2 %		79.3 %		83.2 %		75.3 %
Expense ratio (4)		25.6 %		24.9 %		24.3 %		27.0 %		30.2 %
Combined Ratio (5)		94.1 %		104.1 %		103.6 %		110.2 %		105.5 %

(1) Net investment income excludes net realized gains (losses) on sale of investments and net change in unrealized gains (losses) on investments.

(2) Other revenue consists of commission revenue, policy fees, and other revenue.

(3) The loss and LAE ratio is calculated by dividing losses and LAEs by premiums earned, net.

(4) The expense ratio is calculated by dividing the sum of policy acquisition costs and other operating costs and expenses by premiums earned, net.

(5) The combined ratio is the sum of the losses and LAE ratio and the expense ratio.

RESULTS OF OPERATIONS AND ANALYSIS OF FINANCIAL CONDITION

2025 Financial and Business Highlights (comparisons are to 2024 unless otherwise specified)

- Direct premiums written increased by $70.6 million, to $2.14 billion, driven by a $114.7 million or 24.3% increase in premiums written outside of Florida, which offset a $44.1 million or 2.8% decrease in premiums written in Florida.

- The Insurance Entities have resumed accepting new business across all Florida territories for all homeowners and dwelling policy forms, reversing previous trends.

- In Florida, the Insurance Entities have filed for overall rate reductions in each of the past two years, reflecting a 1.5% decrease for 2024 and a 5.1% decrease for 2025 in homeowner policies. Conversely, outside of Florida, the Insurance Entities have continued to file for rate increases, averaging 10.1% in 2024 and 10.4% in 2025.

- Insurance entities in Florida have introduced policy coverage options that affect water damage limits and premiums. These new water endorsements strengthen the Insurance Entities competitive position in the state. Policyholders may opt to lower their coverage for water damage perils in return for premium credits reflecting adjusted loss limits.

- Rate filings and automatic inflation adjustments to policy values are affecting written and earned premiums as they apply to renewals and new policies. Management continues to focus on risk selection and improving risk diversification along with adjustments to filed rate plans as needed.

- The Company continues to see growing competition and better loss trends in Florida as the 2022 legislative reforms reduce litigation, attract more insurers, and support market recovery.

- Net investment income increased in 2025 to $70.6 million, an increase of $11.5 million or 19.4% compared to $59.1 million in 2024 due to an increase in the book yield and an 11.8% increase in invested assets.

- No hurricanes made landfall in the year ended December 31, 2025, in contrast to the occurrence of Hurricanes Debby, Helene, and Milton during the same period in 2024.

- The net combined ratio was 94.1% for the year ended December 31, 2025, a decrease of 10.0 points compared to the year ended December 31, 2024.

- In the year ended December 31, 2025, the Company repurchased 843,651 shares, at an average share price of $26.52, for a total of $22.4 million. In January 2026, the Board authorized an additional $20 million of share repurchases.

- Demotech reaffirmed its A rating for UPCIC and APPCIC on December 10, 2025.

- Kroll reaffirmed its A- rating for UPCIC and APPCIC on September 18, 2025.

- Egan-Jones reaffirmed its A rating for UIH on October 2, 2025.

All comparisons for the year ended December 31, 2025 results of operations are to the corresponding prior year period (unless otherwise specified).

YEAR ENDED DECEMBER 31, 2025 COMPARED TO YEAR ENDED DECEMBER 31, 2024

Net income for the year ended December 31, 2025, was $183.0 million, compared to $58.9 million in the previous year. Diluted earnings per share was $6.32 compared to $2.01 in 2024. During 2025, the Company experienced growth in net premiums earned, net investment income, net realized gains on investments, and commission revenue, alongside a decrease in total operating costs and expenses. Notably, the absence of significant hurricane activity in 2025 resulted in a reduction in loss and loss adjustment expense (LAE) versus 2024, when Hurricanes Debby, Helene, and Milton adversely affected results, adding 11.4 points to the 2024 loss ratio. The net loss ratio improved to 68.5% in 2025 from 79.2% in 2024, while the combined ratio was 94.1% for 2025 compared to 104.1% for 2024. Further details are available in the "*Overview—Trends and Geographical Distribution—Florida Trends*" section.

A detailed discussion of our operations follows the table below (in thousands, except per share data).

	Years Ended December 31,		Change	
	2025	2024	$	%
REVENUES				
Direct premiums written	$ 2,140,256	$ 2,069,692	$ 70,564	3.4 %
Change in unearned premium	(31,513)	(69,887)	38,374	(54.9)%
Direct premium earned	2,108,743	1,999,805	108,938	5.4 %
Ceded premium earned	(669,728)	(626,732)	(42,996)	6.9 %
Premiums earned, net	1,439,015	1,373,073	65,942	4.8 %
Net investment income	70,627	59,148	11,479	19.4 %
Net realized gains (losses) on investments	5,698	(1,315)	7,013	NM
Net change in unrealized gains (losses) on investments	(1,177)	9,936	(11,113)	NM
Commission revenue	61,336	51,792	9,544	18.4 %
Policy fees	20,100	19,490	610	3.1 %
Other revenue	8,316	8,412	(96)	(1.1)%
Total revenues	1,603,915	1,520,536	83,379	5.5 %
OPERATING COSTS AND EXPENSES				
Losses and loss adjustment expenses	985,878	1,087,366	(101,488)	(9.3)%
Policy acquisition costs	250,246	233,444	16,802	7.2 %
Other operating costs and expenses	118,300	108,639	9,661	8.9 %
Total operating costs and expenses	1,354,424	1,429,449	(84,686)	(5.9)%
Interest and amortization of debt issuance costs	6,422	6,476	(54)	(0.8)%
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)	243,069	84,611	158,458	187.3 %
Income tax expense (benefit)	60,118	25,683	34,435	134.1 %
NET INCOME (LOSS)	$ 182,951	$ 58,928	$ 124,023	210.5 %
Other comprehensive income (loss), net of taxes	37,015	11,006	26,009	236.3 %
COMPREHENSIVE INCOME (LOSS)	$ 219,966	$ 69,934	$ 150,032	214.5 %
DILUTED EARNINGS (LOSS) PER SHARE DATA:				
Diluted earnings (loss) per common share	$ 6.32	$ 2.01	$ 4.31	214.4 %
Weighted average diluted common shares outstanding	28,956	29,274	(318)	(1.1)%

Premium Revenues

Direct premiums written increased by $70.6 million, or 3.4%, for the year ended December 31, 2025, driven by premium growth in our other states business of $114.7 million, or 24.3%, offset by a decrease in our Florida business of $44.1 million, or 2.8%, as compared to the prior year. The primary factors impacting written premiums were new and previous rate changes earned in during 2025, increased policies in force during 2025 and policy inflation adjustments. There was an increase in policies in force across 13 states. In total, policies in force increased 40,401, or 4.7%, from 855,526 at December 31, 2024 to 895,927 at December 31, 2025. A summary of the recent rate adjustments driving changes in written premiums is discussed above under "*Overview—Trends and Geographical Distribution—Florida Trends.*"

The Insurance Entities have resumed writing new business in most Florida areas for all homeowners and dwelling policies. They filed for rate reductions in Florida—down 1.5% for 2024 and 5.1% for 2025—while pursuing average rate increases outside Florida of 10.1% in 2024 and 10.4% in 2025. Rate filings and inflation adjustments affect premiums for new and renewed policies. Management continues to refine policy features, risk selection, diversification, and rate plans. Increased competition and improved loss trends in Florida, helped by 2022 legislative reforms, are reducing litigation and supporting market recovery. Rate changes are applied at policy inception or renewal and reflect claim cost trends, including material, labor, weather events, reinsurance, and litigated claims. Rate adjustments often lag actual experience due to analysis and implementation delays. Coverage limits are updated at renewal to keep pace with inflation, based on industry data. See "*Overview—Trends and Geographical Distribution—Florida Trends and Summary of Recent Rate Changes.*"

The Insurance Entities manage their business by controlling changes in policy counts, premiums, insured value, and factors affecting the purchase of reinsurance. Policy rates are monitored and adjusted as needed and new business underwriting rules are reviewed and updated as needed in the states where we transact business. Policy retention is also an important factor and impacts the level of new business written. This year we saw an increase in policies in force of 40,401, or 4.7%, an increase of $68.9 million or 3.3% in premiums in force and an increase of $34.8 billion or 9.7% in total insured value. See "*Overview— Summary of Recent Rate Changes and Geographic Distribution*". Direct premiums written continue to increase across the majority of states in which we conduct business. We have policies in force in 19 states on December 31, 2025. In 2024 UPCIC wrote its first policy in Wisconsin. In addition, we are authorized to do business in Tennessee and are in the process of submitting our rate filing. In 2023, UPCIC received approval from its regulators in Hawaii to withdraw from the state and non-renew all policies in Hawaii. At December 31, 2025, no policies are in force in Hawaii, and UPCIC is in the process of completing its remaining administrative tasks to finalize its withdrawal from the state.

Direct premium earned increased by $108.9 million, or 5.4%, for the year ended December 31, 2025. This change is attributed to the recognition of premiums written over the preceding twelve months, incorporating the effects of implemented rate filings and policy premium adjustments prompted by inflation-induced changes in insured values. See the discussion above for the "*— Overview—Summary of Recent Rate Changes.*"

Reinsurance

Reinsurance enables our Insurance Entities to limit potential exposures to catastrophic events and other covered events, but it also is a significant cost, which lowers net earned premiums. These costs are generally recognized over the annual reinsurance contract period (June 1st - May 31st).

For the year ended December 31, 2025, ceded premium earned increased by $43.0 million, or 6.9%, compared to the previous year. As a percentage of direct earned premiums, ceded earned premiums rose to 31.8% in 2025 from 31.3% in 2024. Reinstatement premiums related to prior year hurricanes totaled $0.5 million in 2025 compared to $23.4 million in 2024. During the first half of 2024, reinsurance expenses were reduced by two factors: Florida's Reinsurance to Assist Policyholders (RAP) program, part of the 2023-2024 contract, which lowered reinsurance costs until its conclusion in May 2024; and the conclusion of the Catastrophe Bond in March 2024, which was not replaced until June 1, 2024. Excluding reinstatement premiums, reinsurance costs as a percentage of direct earned premiums increased 10.9% during 2025. Further information regarding the Insurance Entities' 2025-2026 reinsurance programs can be found in the discussion above and in "*Part II—Item 8 —Note 4 (Reinsurance).*"

Investment Results

Net investment income was $70.6 million for the year ended December 31, 2025, compared to $59.1 million for the year ended December 31, 2024, an increase of $11.5 million, or 19.4%. This change was due to increased investments in our portfolio and new investments generating higher average book yields than maturing assets, partially offset by reduced yields from invested cash and cash equivalent balances in 2025.

The yield curve continues to decline over time with Federal Reserve rate cuts during 2025, in addition to expected further cuts in 2026, particularly in the front end of the curve, which is impacting short duration cash reinvestment rates, resulting in fixed income price increases and decreasing yields. See "*Item 1— Note 3 (Investments)*" for information on investment income.

Net realized gains for the year were driven by liquidating equity investments, partially offset by optimizing the fixed income portfolio to lock in longer duration yields. Net change in unrealized losses for the year were driven by realizing gains, which impact the change in unrealized gains, largely offset by the continued appreciation of remaining equity holdings. See "*—Analysis of Financial Condition*" for details on changes in total invested assets balances during 2025.

Commissions, Policy Fees and Other Revenue

Commission revenue mainly comes from brokerage commissions earned from traditional open-market third-party reinsurers. Premiums ceded to the Florida Hurricane Catastrophe Fund (FHCF) do not generate commissions. Revenue from commissions is recognized on a pro-rata basis throughout the reinsurance policy period, which lasts from June 1st until May 31st of the following year. For the year ended December 31, 2025, commission revenue totaled $61.3 million, up from $51.8 million for the previous year ended December 31, 2024. The increase of $9.5 million, or 18.4%, in commission revenue for 2025 was largely due to higher reinsurance spending by the Insurance Entities compared to 2024. Additionally, reinsurance spending was lower during the 2023-2024 contract period because of RAP program, which lowered reinsurance costs and reduced brokerage commissions until the program ended in May 2024. Commission on reinstatement premiums was $4.9 million in 2025, compared to $2.9 million in 2024, resulting from commissions on 2024 hurricane-related reinstatement premiums, which were earned in the 2024-2025 contract period.

Other revenue, representing revenue from policy installment fees, premium financing, and other miscellaneous income, was $8.3 million for the year ended December 31, 2025 compared to $8.4 million for the year ended December 31, 2024.

Operating Costs and Expenses

Losses and Loss Adjustment Expenses

Net losses and LAE, after reinsurance recoveries and subrogation recoveries, were $985.9 million with a 68.5% net loss ratio for 2025, compared to $1,087.4 million, and 79.2% net loss ratio for the prior year. The absence of significant hurricane activity in 2025 resulted in a reduction in loss and loss adjustment expense (LAE) versus 2024, when Hurricanes Debby, Helene, and Milton adversely affected results, adding 11.4 points to the 2024 loss ratio.

Unfavorable prior-year development arises when claims are resolved for amounts exceeding previous estimates or the liabilities related to prior-year claims increase. This is attributable to escalating claims costs, inflation, and heightened expenses associated with litigated claims. For further information, refer to "*—Overview—Florida Trends*" above. During the year ended December 31, 2025, net unfavorable prior-year development totaled $25.8 million (1.8 loss ratio points), compared to $29.1 million (2.1 loss ratio points) in unfavorable prior-year development for 2024. The 2025 prior-year development was driven by revised estimates to settle pre-reform non-catastrophe claims currently in litigation and governed by pre-reform statutes in Florida. Although favorable claim trends have continued for Florida losses occurring after the effective date of the reform legislation (December 16, 2022), claims under policies issued before the reforms remain subject to prolonged dispute resolution periods, elevated LAE and increased uncertainty. Consequently, these claims collectively have experienced and may continue to experience adverse development, as settlements deviate from earlier projections. It will be several years until all claims from the pre-reform period are resolved and the impact of abusive claim practices permitted under the prior laws are fully extinguished.

In 2025, there were no catastrophic weather events, unlike in 2024 when Hurricanes Debby, Helene, and Milton resulted in $156.0 million in net costs (11.4 loss ratio points) after reinsurance. The 2024-2025 reinsurance program adequately protected the Insurance Entities beyond the retention limit for these events.

All other losses, excluding prior year development and catastrophic weather discussed above, amounted to $960.0 million (66.7 loss ratio points) in 2025, up from $902.2 million (65.7 loss ratio points) in 2024. This includes the impact of claims handling discussed below. The 2025 loss ratio was affected by higher reinsurance costs, which reduced net earned premium, as well as a more cautious approach in estimating 2025 losses.

All other losses include results from our adjusting company's activities within our holding system when handling claims for the Insurance Entities and reinsurers. The net pre-tax results for Alder serve as an adjustment to LAE in consolidation, in addition to LAE incurred by the Insurance Entities. By keeping claims and legal operations in-house, especially in Florida's litigation-heavy environment, we achieve greater efficiency and coordination than if we relied more heavily on outsourcing these functions. This synergy can lead to cost savings at the consolidated level, particularly after catastrophes. Alder generated a pre-tax loss of $22.8 million during 2025 compared to a pre-tax profit of $19.7 million in the 2024. The loss in 2025 resulted from costs associated with pre-reform claims, whereas the 2024 profit occurred from the handling of 2024 hurricane claims.

Policy Acquisition Costs and other operating costs and expenses

For the year ended December 31, 2025, policy acquisition costs and other operating costs and expenses were $368.5 million, compared to $342.1 million during the year ended December 31, 2024, as follows (dollars in thousands):

	For the Years Ended December 31,				Change	
	2025		2024		$	%
	$	Ratio	$	Ratio		
Premiums earned, net	$1,439,015		$1,373,073		$ 65,942	4.8 %
Policy acquisition costs and other operating costs and expenses:						
Policy acquisition costs	250,246	17.4 %	233,444	17.0 %	16,802	7.2 %
Other operating costs and expenses	118,300	8.2 %	108,639	7.9 %	9,661	8.9 %
Total policy acquisition costs and other operating costs and expenses	$ 368,546	25.6 %	$ 342,083	24.9 %	$ 26,463	7.7 %

For the year ended December 31, 2025 policy acquisition costs and other operating costs and expenses increased by $26.5 million, compared to the year ended December 31, 2024, which was the result of an increase in policy acquisition costs of $16.8 million and an increase in other operating costs of $9.7 million. The total expense ratio was 25.6% for the year ended December 31, 2025 compared to 24.9% for the year ended December 31, 2024.

- Policy acquisition costs rose by $16.8 million, mainly due to an increase in direct written premiums and higher-premium growth outside Florida, where commissions are greater. In 2025, these costs represented 17.4% of net earned premiums—a 0.4% increase—driven by a greater share of premiums from outside Florida and higher reinsurance costs, which reduced net earned premiums compared to 2024.

- In 2025, other operating costs and expenses increased by $9.7 million, primarily attributable to higher employee-related expenses, including stock-based compensation and employee benefits. An elevated level of policy issuance costs also contributed to this rise. The ratio of these other operating costs to net earned premiums was 8.2% for the year ended December 31, 2025, compared to 7.9% in the prior year.

Combined Ratio

As a result of the trends discussed above for losses and LAE and policy acquisition costs and other operating costs and expenses, the combined ratio for the year ended December 31, 2025 was 94.1% compared to 104.1% for the year ended December 31, 2024.

Interest and Amortization of Debt Issuance Costs

Interest and amortization of debt issuance costs were $6.4 million for the year ended December 31, 2025 compared to $6.5 million for the year ended December 31, 2024.

Income Tax Expense (Benefit)

Income tax expense was $60.1 million for the year ended December 31, 2025, compared to an income tax expense of $25.7 million for the year ended December 31, 2024. Our effective tax rate ("ETR") decreased to 24.7% for the year ended December 31, 2025, as compared to 30.4% for the year ended December 31, 2024. See "*Part II—Item 8—Note 12 (Income Taxes)*" for a table of items reconciling statutory rates to the effective rate for years ended December 31, 2025 and 2024.

Other Comprehensive Income (Loss)

Other comprehensive income, net of taxes for the year ended December 31, 2025 was $37.0 million compared to other comprehensive income of $11.0 million for the year ended December 31, 2024, reflecting after-tax changes in fair value of available-for-sale debt securities held in our investment portfolio and reclassifications out of accumulated other comprehensive income for available-for-sale debt securities sold. This year's results reflects favorable shifts in market prices during 2025 compared to 2024. During 2025, maturing securities and investment returns were reinvested at market rates, reducing unrealized losses on maturing securities. The maturity of the remaining securities in an unrealized loss position has also reduced during the year. Over time, unrealized losses on securities in an unrealized loss position lessen as the remaining maturity shortens and securities approach their maturity or par value. See the discussion above and "*Part II—Item 8—Note 14 (Other Comprehensive Income (Loss))*" for additional information about the amounts comprising other comprehensive income (loss), net of taxes for these periods and "*Part II—Item 8—Note 3 (Investments)*" for explanations on changes in investments.

YEAR ENDED DECEMBER 31, 2024 COMPARED TO YEAR ENDED DECEMBER 31, 2023

Net income for the year ended December 31, 2024 was $58.9 million, compared to $66.8 million in the previous year. Diluted earnings per share was $2.01 compared to $2.22 in 2023. Retained losses from Hurricanes Debby, Helene and Milton were $111.0 million and $45.0 million, respectively, affecting 2024 results compared to Hurricane Idalia's $45.0 million retained loss in 2023. Positive factors in 2024 included higher net premiums earned and investment income, offset by lower commission revenue and higher operating costs. Prior-year net loss reserve development was $29.1 million in 2024, compared to $110.6 million in 2023. Direct and net premiums earned grew by 6.6% and 9.7%, respectively, due to premium growth in 18 states and more policies in force in 16 states.

The net loss ratio was 79.2% in 2024 compared to 79.3% in 2023, with the combined ratio at 104.1% compared to 103.6% in 2023. Further details are available in the "*Overview—Trends and Geographical Distribution—Florida Trends*" section.

A detailed discussion of our results of operations follows the table below (in thousands, except per share data).

	Years Ended December 31,		Change	
	2024	2023	$	%
REVENUES				
Direct premiums written	$ 2,069,692	$ 1,921,833	$ 147,859	7.7 %
Change in unearned premium	(69,887)	(46,704)	(23,183)	49.6 %
Direct premium earned	1,999,805	1,875,129	124,676	6.6 %
Ceded premium earned	(626,732)	(623,193)	(3,539)	0.6 %
Premiums earned, net	1,373,073	1,251,936	121,137	9.7 %
Net investment income	59,148	48,449	10,699	22.1 %
Net realized gains (losses) on investments	(1,315)	(1,229)	(86)	7.0 %
Net change in unrealized gains (losses) on investments	9,936	12,046	(2,110)	(17.5)%
Commission revenue	51,792	54,058	(2,266)	(4.2)%
Policy fees	19,490	18,881	609	3.2 %
Other revenue	8,412	7,441	971	13.0 %
Total revenues	1,520,536	1,391,582	128,954	9.3 %
OPERATING COSTS AND EXPENSES				
Losses and loss adjustment expenses	1,087,366	992,636	94,730	9.5 %
Policy acquisition costs	233,444	208,011	25,433	12.2 %
Other operating costs and expenses	108,639	96,055	12,584	13.1 %
Total operating costs and expenses	1,429,449	1,296,702	132,747	10.2 %
Interest and amortization of debt issuance costs	6,476	6,531	(55)	(0.8)%
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)	84,611	88,349	(3,738)	(4.2)%
Income tax expense (benefit)	25,683	21,526	4,157	19.3 %
NET INCOME (LOSS)	$ 58,928	$ 66,823	$ (7,895)	(11.8)%
Other comprehensive income (loss), net of taxes	11,006	29,610	(18,604)	(62.8)%
COMPREHENSIVE INCOME (LOSS)	$ 69,934	$ 96,433	$ (26,499)	(27.5)%
DILUTED EARNINGS PER SHARE DATA:				
Diluted earnings per common share	$ 2.01	$ 2.22	$ (0.21)	(9.5)%
Weighted average diluted common shares outstanding	29,274	30,147	(873)	(2.9)%

Revenues

Direct premiums written increased by $147.9 million, or 7.7%, for the year ended December 31, 2024, driven by premium growth within our Florida business of $33.2 million, or 2.1%, and premium growth in our other states business of $114.6 million, or 32.1%, as compared to the prior year. The primary factors contributing to the increase in written premiums were new and previous rate changes earned during 2024, increased policies in force during 2024, and policy inflation adjustments. There was an increase in policies in force across 16 states. In total, policies in force increased 46,452, or 5.7%, from 809,932 at December 31, 2023 to 855,526 at December 31, 2024. A summary of the recent rate adjustments driving changes in written premiums is discussed above under *"Overview—Trends and Geographical Distribution—Florida Trends."*

Rate changes are applied on new business submissions at policy inception and on renewals from the effective date of their renewal, and then are earned subsequently over the policy period. Rate changes that are implemented are in response to trends in claim costs driven by changes in costs of material and labor associated with claims, the cost of weather events, the cost of catastrophe and other reinsurance protecting policyholders and the legacy effect of the cost to settle litigated claims in Florida. See *"Overview—Trends and Geographical Distribution—Florida Trends and Summary of Recent Rate Changes."* Due to the time associated with analyzing data, preparing and submitting rate filings, implementing new rate levels and earning the corresponding premiums, the Insurance Entities' rate adjustments typically lag their enactment by months or even years. The Insurance Entities' policies also adjust coverage limits at renewal to account for inflation since the last renewal which is based on third-party industry data sources that monitor inflation factors.

The Insurance Entities manage their business by controlling changes in policy counts, premiums, insured value, and factors affecting the purchase of reinsurance. Policy rates are monitored and adjusted as needed and new business underwriting rules are reviewed and updated as needed in the states where we underwrite. Policy retention is also an important factor and impacts the level of new business written. This year we saw an increase in policies in force of 46,452, or 5.7%, an increase of $145.8 million or 7.5% in premiums in force and an increase of $35.1 billion or 10.84% in total insured value. See *"Overview— Summary of Recent Rate Changes and Geographic Distribution"*. Direct premiums written continue to increase across the majority of states in which we conduct business. We had policies in force in 19 states on December 31, 2024. In 2024, UPCIC wrote its first policy in Wisconsin. In addition, in 2024 we began the process of submitting our rate filing in Tennessee, where we are authorized to do business. In 2023, UPCIC received approval from its regulators in Hawaii to withdraw from the state and non-renew all policies in Hawaii. At December 31, 2024, no policies were in force in Hawaii, and UPCIC is in the process of completing its remaining administrative tasks to finalize its withdrawal from the state.

Direct premium earned increased by $124.7 million, or 6.6%, for the year ended December 31, 2024. This change is attributed to the recognition of premiums written over the preceding twelve months, incorporating the effects of implemented rate filings and policy premium adjustments prompted by inflation-induced changes in insured values. See the discussion above for the *"— Overview—Summary of Recent Rate Changes."*

Reinsurance

Reinsurance allows our Insurance Entities to limit potential exposures to catastrophic events and other covered events. Each year, the Insurance Entities enter into contracts with various third-party reinsurers and the Florida Hurricane Catastrophe Fund (FHCF) to obtain necessary reinsurance protection. Refer to *"Item 7— Management's Discussion and Analysis— Reinsurance"* for further details. Reinsurance costs associated with each year's reinsurance program are earned over the annual policy period, typically from June 1st to May 31st. Specific reinsurance policies require reinstatement premiums based on contractual triggering events. Ceded reinsurance premiums and ceded reinstatement premiums (collectively "ceded premiums") are recognized over the coverage period of the underlying contract. Ceded premiums represent amounts payable to reinsurers for reinsurance protection, and reduce both written and earned premiums. In 2024, reinstatement premiums for prior and current hurricanes were recorded, totaling $22.7 million compared to $2.2 million in 2023. Overall, ceded premium earned increased $3.5 million, or 0.6%, for the year ended December 31, 2024, compared to the previous year. As a percentage of direct earned premiums, ceded earned premiums declined to 31.3% in 2024 from 33.2% in 2023.

Investment Results

Net investment income was $59.1 million for the year ended December 31, 2024, compared to $48.4 million for the year ended December 31, 2023, an increase of $10.7 million, or 22.1%. Net investment income increased as a result of deploying excess cash and liquidity from maturities, principal repayments, sales, and interest payments received into higher yields throughout the year.

We look to optimize our investment portfolio on a rolling basis, which, from time-to-time, results in portfolio shaping opportunities. During the year ended December 31, 2024, sales of available-for-sale debt securities and sales of equity securities resulted in a net realized loss of $1.3 million compared to a net loss of $1.2 million from our equity securities in the prior year. The turnover was driven in part by locking in longer duration yield where attractive as the Federal Reserve reduced rates throughout 2024, despite market yields reversing course and increasing in the fourth quarter of 2024 due to macro and geopolitical uncertainty.

There was a $9.9 million net unrealized gain on investments during the year ended December 31, 2024, largely driven by our portfolio optimization efforts in the private and public equity markets, coupled with the overall domestic equity market appreciation tailwind during 2024, compared to a $12.0 million net unrealized gain on investments for the year ended December 31, 2023. See *"—Analysis of Financial Condition"* for details on changes in total invested assets balances during 2024.

Commissions, Policy Fees and Other Revenue

Commission revenue is primarily derived from brokerage commissions earned from traditional open-market third-party reinsurers, excluding reinsurance provided by the State of Florida as well as catastrophe bond participants. Commission revenue is earned pro-rata over the reinsurance policy period which runs from June 1st to May 31st of the following year. For the year ended December 31, 2024, commission revenue amounted to $51.8 million, compared to $54.1 million for the year ended December 31, 2023. The $2.3 million decrease in commission revenue, or 4.2%, for the year ended December 31, 2024 was primarily due to the impact of Florida's Reinsurance to Assist Policyholders (RAP) program, which reduced reinsurance brokerage commissions and expired in 2024. Additionally, there were higher levels of commissions earned from the previous year's reinsurance program expiring in 2023.

Policy fees for the year ended December 31, 2024 were $19.5 million compared to $18.9 million for the year ended December 31, 2023. The decrease of $0.6 million, or 3.2%, was the result of an increase in the combined total number of new and renewal policies written during the year ended December 31, 2024 compared to the year ended December 31, 2023 in states in which we are permitted to charge this fee.

Other revenue, representing revenue from policy installment fees, premium financing, and other miscellaneous income, was $8.4 million for the year ended December 31, 2024 compared to $7.4 million for the same period in 2023.

Operating Costs and Expenses

Losses and Loss Adjustment Expenses

Net losses and LAE, after reinsurance recoveries and subrogation recoveries, were $1.09 billion with a 79.2% net loss ratio for 2024, compared to $992.6 million, and 79.3% net loss ratio for the prior year. The increase in the net losses for the year ended December 31, 2024 was mainly due to the impact from Hurricanes Helene and Milton offset by lower year-to-date unfavorable prior year development.

On September 26, 2024, Hurricane Helene made landfall as a Category 4 hurricane in the Big Bend area of the Florida Gulf Coast and continued northward, resulting in hurricane damage across several states in the Southeast region. After estimated reinsurance recoveries, net losses and LAE exposure to the Insurance Entities are estimated at $45.0 million. The Insurance Entities' reinsurance recoveries include losses and LAE recoveries of $66.0 million from UVE's pre-funded captive insurance arrangement. On October 9, 2024 Hurricane Milton made landfall near Siesta Key, Florida as a category 3 hurricane. The retention on this storm was $45.0 million. In total, net losses from Hurricane Helene and Milton, including losses and LAE incurred under the funded captive insurance arrangement, were $156.0 million. Our 2024-2025 reinsurance program provides the Insurance Entities with adequate protection beyond our retention limit. During the year ended December 31, 2023, the Company incurred $45.6 million in losses from Hurricane Idalia.

Reform legislation passed in Florida late 2022 represented a positive step towards reducing claim costs in Florida. The Company realized some of those benefits in 2024 for policies fully subject to the reforms. However, the full transition to these new laws will take several years. Many of the reforms apply only to policies written or renewed after the effective date of the legislation and provide marginal benefit for claims filed on policies issued prior to the new laws' effective date. As for prior policy periods, insurers typically must continue to adjust claims under the prior laws that were subject to abuse while awaiting the expiration of applicable claim reporting periods and statute of limitations periods. Therefore, it will be several years until the abusive claim practices permitted under the prior laws are fully extinguished and the full benefit of the legislation can be realized.

Unfavorable prior-year development occurs when claims are settled for amounts higher than previously estimated or when the liabilities for prior-year claims increase. This is due to rising claims costs, inflation, and increased costs associated with litigated claims. Refer to "—*Overview—Florida Trends*" above for more details. During the year ended December 31, 2024, net prior year development was $29.1 million, compared to unfavorable prior year development of $110.6 million for 2023. We continue to see favorable claim trends on Florida losses that occurred after the effective date of the Florida reform legislation (December 16, 2022). However, claims under policies that pre-date the reforms have greater uncertainty. As such, those claims in the aggregate may potentially experience adverse development, as claims settlements vary from previously estimated amounts.

Net losses and LAE for the current accident year, excluding hurricanes and prior year development were $902.3 million for 2024, compared to $836.4 million in 2023.

Consolidated net losses and LAE also reflect the net results from activities performed by the adjusting company within our holding company system. These activities can provide potential savings when adjusting claims on behalf of our Insurance Entities and our reinsurers. When claims are adjusted by our claims team and files are handled by our legal group, synergies are achieved by having these two functions within the same consolidated group that could not be achieved through third parties. This synergistic relationship results in more efficient handling and coordination of claims, including represented claims handled by our legal group. By choosing not to outsource these activities in most instances, we also save money for the consolidated group by generating a potential financial benefit outside of the Insurance Entities that reduces LAE at the consolidated level (contra LAE), particularly following catastrophes. During the year ended December 31, 2024, claims-related activities resulted in a financial benefit of $19.7 million, compared to a financial benefit of $50.4 million in the previous year. Alder's profits often lag as claims from hurricanes are settled and billed. The profits from 2023 were due to the settlement of Hurricane Ian claims, which occurred in 2022. In 2024, claims and billing for Hurricane Debby, Helene and Milton are still ongoing.

Policy acquisition costs and other operating costs and expenses

For the year ended December 31, 2024, policy acquisition costs and other operating costs and expenses were $342.1 million, compared to $304.1 million during the year ended December 31, 2023, as follows (dollars in thousands):

	For the Years Ended December 31,				Change	
	2024		2023		$	%
	$	Ratio	$	Ratio		
Premiums earned, net	$1,373,073		$1,251,936		$ 121,137	9.7 %
Policy acquisition costs and other operating costs and expenses:						
Policy acquisition costs	233,444	17.0 %	208,011	16.6 %	25,433	12.2 %
Other operating costs and expenses	108,639	7.9 %	96,055	7.7 %	12,584	13.1 %
Total policy acquisition costs and other operating costs and expenses	$ 342,083	24.9 %	$ 304,066	24.3 %	$ 38,017	12.5 %

For the year ended December 31, 2024, policy acquisition costs and other operating costs and expenses increased by $38.0 million, compared to the year ended December 31, 2023, which was the result of an increase in policy acquisition costs of $25.4 million and an increase in other operating costs and expenses of $12.6 million. The total expense ratio was 24.9% for the year ended December 31, 2024 compared to 24.3% for the year ended December 31, 2023.

- The policy acquisition costs increased by $25.4 million due to higher commissions resulting from a 7.7% increase in the direct premiums written compared to the previous year, as well as more writings outside of Florida which incur higher commissions. Additionally, the lower level of reinsurance commissions and an increased level of agent bonus commissions impacted 2024.

- The increase in other operating costs and expenses of $12.6 million was largely driven by employee related expenses including stock based compensation, and employee benefits. The other operating cost ratio was 7.9% for the year ended December 31, 2024 compared to 7.7% for the year ended December 31, 2023.

As a result of the trends discussed above for losses and LAE and policy acquisition costs and other operating costs and expenses, the combined ratio for the year ended December 31, 2024 was 104.1% compared to 103.6% for the year ended December 31, 2023.

Interest and Amortization of Debt Issuance Costs

Interest and amortization of debt issuance costs were $6.5 million for each of the years ended December 31, 2024 and 2023.

Income Tax Expense (Benefit)

Income tax expense was $25.7 million for the year ended December 31, 2024, compared to an income tax expense of $21.5 million for the year ended December 31, 2023. Our effective tax rate ("ETR") increased to 30.4% for the year ended December 31, 2024, as compared to 24.4% for the year ended December 31, 2023. See "Part II—Item 8—Note 12 (Income Taxes)" for a table of items reconciling statutory rates to the effective rate for years ended December 31, 2024 and 2023.

Other Comprehensive Income (Loss)

Other comprehensive income, net of taxes for the year ended December 31, 2024 was $11.0 million compared to other comprehensive income of $29.6 million for the year ended December 31, 2023, reflecting after-tax changes in fair value of available-for-sale debt securities held in our investment portfolio and reclassifications out of accumulated other comprehensive income for available-for-sale debt securities sold. This year's result reflects favorable shifts in market prices during 2024 compared to 2023. During 2024, maturing securities and investment returns were reinvested at market rates, reducing unrealized losses on maturing securities. The maturity of the remaining securities in an unrealized loss position has also reduced during the year. Over time, unrealized losses on securities in an unrealized loss position lessen as the remaining maturity shortens and securities approach their maturity or par value. See the discussion above and "*Part II—Item 8—Note 14 (Other Comprehensive Income (Loss))*" for additional information about the amounts comprising other comprehensive income (loss), net of taxes for these periods and "*Part II—Item 8—Note 3 (Investments)*" for explanations on changes in investments.

Liquidity and Capital Resources

Liquidity

Liquidity is a measure of a company's ability to generate sufficient cash flows to meet its short- and long-term obligations. Funds generated from operations have been sufficient and we expect them to be sufficient to meet our current and long term liquidity requirements.

The balance of cash and cash equivalents, excluding restricted cash, as of December 31, 2025 was $408.9 million, compared to $259.4 million at December 31, 2024. See "*Part II—Item 8—Consolidated Statements of Cash Flows*" for a reconciliation of the balance of cash and cash equivalents between December 31, 2025 and 2024. This increase is largely attributable to the improved underwriting results and lower losses compared to the prior year stemming from the absence of significant hurricane activity in 2025, coupled with increases in investment income earned and commission and fee revenue on a year over year basis. Our cash investment strategy at times includes cash investments where the right of offset against other bank accounts does not exist. A book overdraft occurs when aggregating the book balance of all accounts at a financial institution for accounts which have the right of offset, and if the aggregation results in a net negative book balance, that balance is reclassified from cash and cash equivalents in our Consolidated Balance Sheets to book overdraft. Cash and cash equivalents balances are available to settle book overdrafts, and to pay reinsurance premiums, expenses and claims. Reinsurance premiums are paid in installments during the reinsurance policy period, which runs from June 1st to May 31st of the following year. The FHCF reimbursement premiums are paid in three installments on August 1st, October 1st and December 1st, and third-party reinsurance premiums are generally paid in four installments on July 1st, October 1st, January 1st and April 1st, resulting in significant payments at those times. See "*Part II—Item 8—Note 15 (Commitments and Contingencies)*" and additional discussion below under the caption "*—Material Cash Requirements*" for more information.

During 2025, there were no significant hurricanes which exceeded the Company's reinsurance attachment point. During 2024, there were two significant hurricanes, Hurricane Helene and Milton, which exceeded the Company's reinsurance attachment point. The Company's reinsurance program provides sufficient liquidity in the form of cash advances for paid losses ceded to the reinsurers in the case of weather events with losses above the Company's reinsurance attachment point. See "*—Results of Operations*" for more information.

The balance of restricted cash and cash equivalents as of December 31, 2025 and 2024 represents cash equivalents on deposit with certain regulatory agencies in the various states in which our Insurance Entities do business.

Liquidity is required at the holding company for us to cover the payment of holding company general operating expenses, provide for contingencies if needed, dividends to shareholders (if and when authorized and declared by our Board of Directors), payment for the possible repurchase of our common stock (if and when authorized by our Board of Directors), payment of our tax obligations to taxing authorities, settlement of taxes between subsidiaries in accordance with our tax sharing agreement, capital contributions to subsidiaries or surplus note contributions to the Insurance Entities, if needed, and interest and principal payments on outstanding debt obligations of the holding company. Effective in 2021 for UPCIC and 2022 for APPCIC, the holding company has put in place an ongoing surplus note arrangement with the Insurance Entities, which has been approved by the FLOIR as the Insurance Entities' domestic regulator. Surplus notes are unsecured debt issued by the Insurance Entities that are subordinated to all claims by policyholders and creditors, with interest and principal payments on the surplus notes to the holding company being made only upon the FLOIR's express approval. Surplus notes are considered bonds in function and payout structure, but are accounted for as equity in the statutory reporting of the Insurance Entities. The holding company has outstanding with the Insurance Entities $187.2 million in surplus notes and accrued interest as of December 31, 2025. Under the terms of the surplus notes, interest accrues at a variable rate which resets annually (currently 11.33% for 2025) on the outstanding surplus note balances and, if approved by the FLOIR, is payable annually to the holding company. The declaration and payment of future dividends to our shareholders, and any future repurchases of our common stock, will be at the discretion of our Board of Directors and will depend upon many factors, including our operating results, financial condition, debt covenants and any regulatory constraints. New regulations or changes to existing regulations or their interpretations imposed on the Company and its affiliates may also impact the availability, amount and timing of future dividend payments to the parent. Principal sources of liquidity for the holding company include dividends paid by our service entities generated from income earned on fees paid by the Insurance Entities to affiliated companies for general agency, inspections and claims adjusting services. Dividends are also paid from income earned from brokerage commissions paid by third-party reinsurers earned on reinsurance contracts placed by our wholly-owned subsidiary, BARC and policy fees charged to policyholders. We also maintain high quality investments in our portfolio as a source of liquidity along with ongoing interest and dividend income from those investments. As discussed in "*Part II—Item 8—Note 5 (Insurance Operations)*", there are limitations on the dividends the Insurance Entities may pay to their immediate parent company, Protection Solutions, Inc. ("PSI," formerly known as Universal Insurance Holding Company of Florida).

The maximum amount of dividends that can be paid by Florida insurance companies without prior approval of the FLOIR is subject to restrictions as referenced below and in "*Part II—Item 8—Note 5 (Insurance Operations)*". Dividends from the Insurance Entities can only be paid from accumulated unassigned funds derived from net operating profits and net realized capital gains. Subject to such accumulated unassigned funds, the maximum dividend that may be paid by the Insurance Entities to PSI without prior approval (an "ordinary dividend") is further limited to the lesser of statutory net income from operations of the preceding calendar year or statutory unassigned surplus as of the preceding year end. During the years ended December 31, 2025 and 2024 the Insurance Entities did not pay dividends to PSI. As of December 31, 2025, the Insurance Entities did not have the capacity to pay ordinary dividends.

On November 23, 2021, we issued $100.0 million of 5.625% Senior Unsecured Notes due 2026. We used the net proceeds to support the Insurance Entities' statutory capital requirements and for general corporate purposes. If necessary, the Company also has amounts available under our unsecured revolving loan as discussed in "*Part II—Item 8—Note 7 (Debt)*". Management is still evaluating whether this will be repaid or refinanced later in 2026.

Liquidity for the Insurance Entities is primarily required to cover payments for reinsurance premiums, claims payments including potential payments of catastrophe losses (offset by recovery of any reimbursement amounts under our reinsurance agreements), fees paid to affiliates for managing general agency services, inspections and claims adjusting services, agent commissions, premium and income taxes, regulatory assessments, general operating expenses, and interest and principal payments on debt obligations. The principal source of liquidity for the Insurance Entities consists of the revenue generated from the collection of premiums earned, net, interest and dividend income from the investment portfolio, the collection of reinsurance recoverable and financing fees.

Our insurance operations provide liquidity as premiums are generally received months or even years before potential losses are paid under the policies written. In the event of catastrophic events, many of our reinsurance agreements provide for "cash advance" whereby reinsurers advance or prepay amounts to us, thereby providing liquidity, which we utilize in the claim settlement process. In addition, the Insurance Entities maintain substantial investments in highly liquid, marketable securities, which would generate funds upon sale. The average credit rating on our available-for-sale securities was A+ as of December 31, 2025 and December 31, 2024. Credit ratings are a measure of collection risk on invested assets. Credit ratings are provided by third party nationally recognized rating agencies and are periodically updated. Management establishes guidelines for minimum credit rating and overall credit rating for all investments. The duration of our available-for-sale securities was 3.6 years as of December 31, 2025 compared to 3.4 years at December 31, 2024. Duration is a measure of a bond's sensitivity to interest rate changes and is used by management to limit the potential impact of longer-term investments.

The Insurance Entities are responsible for losses related to catastrophic events in excess of coverage provided by the Insurance Entities' reinsurance programs and retentions before our reinsurance protection commences. Also, the Insurance Entities are responsible for all other losses that otherwise may not be covered by the reinsurance programs and any amounts arising in the event of a reinsurer default. Losses or a default by reinsurers may have a material adverse effect on either of the Insurance Entities or on our business, financial condition, results of operations and liquidity. See "*Part II—Item 8—Note 3 (Investments)*" for more information.

Capital Resources

Capital resources provide protection for policyholders, furnish the financial strength to support the business of underwriting insurance risks and facilitate continued business growth. The following table provides our stockholders' equity, total debt, total capital resources, debt-to-total capital ratio and debt-to-equity ratio as of the dates presented (dollars in thousands):

	As of December 31,			
	2025		2024	
Stockholders' equity	$	551,035	$	373,250
Total debt		100,481		101,243
Total capital resources	$	651,516	$	474,493
Debt-to-total capital ratio		15.4 %		21.3 %
Debt-to-equity ratio		18.2 %		27.1 %

Capital resources, net increased by $177.0 million for the year ended December 31, 2025, reflecting a net increase in total stockholders' equity, partially offset by a decline in debt. The change in stockholders' equity was the result of our 2025 net income offset by treasury share purchases and dividends to shareholders. See "*Part II—Item 8—Consolidated Statements of Stockholders' Equity*" and "*Part II—Item 8—Note 8 (Stockholders' Equity)*" for an explanation of changes in treasury stock. The reduction during 2025 in debt was primarily the result of principal payments on debt of $1.5 million offset by amortization of debt issuance costs of $0.7 million on our 5.625% Senior Unsecured Notes due 2026. See "*—Liquidity and Capital Resources*" for more information.

Additional paid-in-capital increased by $2.5 million primarily from increases from stock option exercises of $12.8 million and share-based compensation expense of $8.7 million for the year ended December 31, 2025. These increases were largely offset by common stock value acquired and cancelled through withholdings for the intrinsic value and tax liabilities upon exercise of stock options and tax withholdings on performance share units, restricted stock units and restricted stock awards vested for share-based payment transactions totaling $18.9 million.

The debt-to-total capital ratio is total debt divided by total capital resources, whereas the debt-to-equity ratio is total debt divided by stockholders' equity. These ratios help management measure the amount of financing leverage in place in relation to equity and future leverage capacity.

Risk-Based Capital Requirements

The Insurance Entities are required annually to comply with the NAIC RBC requirements. RBC requirements prescribe a method of measuring the amount of capital appropriate for an insurance company to support its overall business operations in light of its size and risk profile. NAIC's RBC requirements are used by regulators to determine appropriate regulatory actions relating to insurers who show signs of weak or deteriorating condition. As of December 31, 2025, based on calculations using the appropriate NAIC RBC formula, the Insurance Entities reported respective total adjusted capital in excess of the requirements. Failure by the Insurance Entities to maintain the required level of statutory capital and surplus could result in the suspension of their authority to write new or renewal business, other regulatory actions, or ultimately, in the revocation of their certificate of authority by the FLOIR.

Unsecured Revolving Loan

As discussed in "*Part II—Item 8—Note 7 (Debt)*", the Company entered into a committed and unsecured $50.0 million revolving credit line with JP Morgan Chase Bank, N.A. This agreement succeeded the previous $50.0 million revolving credit line with J.P. Morgan Chase, N.A. As of December 31, 2025, the Company has not borrowed any amount under this revolving loan. The Company must pay an annual commitment of 0.50% of the unused portion of the commitment. Borrowings mature on May 29, 2026, 364 days after the inception date and carries an interest rate of prime rate plus a margin of 2.00% on borrowings. The credit line is subject to annual renewals. The credit line contains customary financial and other covenants, with which the Company is in compliance.

Debt

In November 2021, we issued and sold $100 million of 5.625% Senior Unsecured Notes due 2026 (the "Notes") to certain institutional accredited investors and qualified institutional buyers. The Notes mature on November 30, 2026, at which time the entire $100 million of principal is due and payable. At any time on or after November 30, 2023, the Company may redeem all or part of the Notes. See "*Part II—Item 8—Note 7 (Debt)*" for additional details. As of December 31, 2025, we were in compliance with all applicable covenants.

We will also continue to evaluate opportunities to access the debt capital markets to raise additional capital. We anticipate any proceeds would be used for general corporate purposes, including investing in the capital and surplus of the Insurance Entities.

In 2006, UPCIC entered into a $25.0 million surplus note with the State Board of Administration of Florida (the "SBA") under Florida's Insurance Capital Build-Up Incentive Program (the "ICBUI"). The surplus note has a twenty-year term, with quarterly payments of interest based on the 10-year Constant Maturity Treasury Index. As of December 31, 2025, UPCIC's net written premium to surplus ratio and gross written premium to surplus ratio were in excess of the required minimums and, therefore, UPCIC is not subject to increases in interest rates. See "*Part II—Item 8—Note 7 (Debt)*" for additional details. At December 31, 2025, UPCIC was in compliance with the terms of the surplus note and with each of the loan's covenants as implemented by rules promulgated by the SBA. Total adjusted capital and surplus, which includes the surplus note, was in excess of regulatory requirements for both UPCIC and APPCIC.

In addition to liquidity generated from our operations, we maintain a prudent investment portfolio, mainly consisting of high-grade fixed income securities. Our primary goal is to safeguard capital and ensure sufficient liquidity for potential claims and other financial requirements. The portfolio also aims to achieve a comprehensive return, with a focus on investment income. Our operations have historically produced a steady flow of funds, contributing to the growth of our cash and investments.

Looking Forward

We continue to monitor various financial metrics related to our business. Although we have not encountered significant adverse effects on our operations or liquidity, conditions are subject to change based on the economic outcomes and the pace and extent of economic, regulatory, and market developments and their impact on us. For more information on our response to the Florida market, please refer to "*Overview—Trends and Geographical Distribution—Florida Trends.*"

Common Stock Repurchases

We may repurchase shares from time to time at our discretion, based on ongoing assessments of our capital needs, the market price of our common stock, and general market conditions. We will fund the share repurchase program with cash from operations. During 2025, there were two authorized repurchase plans in effect:

- On March 11, 2024, our Board of Directors authorized the March 2026 Share Repurchase Program pursuant to which we repurchased 977,616 shares of our common stock at an aggregate cost of approximately $20.0 million. As of December 31, 2025, we have repurchased all authorized common stock under the March 2026 Share Repurchase Program.

- On May 1, 2025, our Board of Directors authorized the May 2027 Share Repurchase Program, pursuant to which we have repurchased 737,462 shares of our common stock at an aggregate cost of approximately $19.8 million. As of

December 31, 2025, we have the ability to purchase up to approximately $0.2 million of our common stock under the May 2027 Share Repurchase Program.

In total, during the year ended December 31, 2025, we repurchased an aggregate of 843,651 shares of our common stock in the open market at an aggregate purchase price of $22.4 million. Also see *"Part II—Item 5—Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Registrant Purchases of Equity Securities"* for share repurchase activity during the three months ended December 31, 2025.

On January 7, 2026, our Board of Directors authorized the repurchase of an additional $20.0 million of our common stock through January 8, 2028 (the "January 2028 Share Repurchase Program"). As of February 23, 2026 we have the ability to purchase approximately $20 million of our common stock under the January 2028 Share Repurchase Program.

Cash Dividends

The following table summarizes the dividends declared and paid by the Company during the year ended December 31, 2025:

2025	Dividend Declared Date	Shareholders Record Date	Dividend Payable Date	Cash Dividend Per Share Amount
First Quarter	February 6, 2025	March 7, 2025	March 14, 2025	$ 0.16
Second Quarter	April 14, 2025	May 9, 2025	May 16, 2025	$ 0.16
Third Quarter	July 9, 2025	August 1, 2025	August 8, 2025	$ 0.16
Fourth Quarter	November 6, 2025	December 5, 2025	December 12, 2025	$ 0.29

Reinsurance Recoverable

The following table provides total unpaid loss and LAE, net of related reinsurance recoverable for the dates presented (in thousands):

	Years Ended December 31,	
	2025	2024
Unpaid loss and LAE, net	$ 26,871	$ 28,115
IBNR loss and LAE, net	439,497	369,240
Total unpaid loss and LAE, net	$ 466,368	$ 397,355
Reinsurance recoverable on unpaid loss and LAE	$ 21,740	$ 97,250
Reinsurance recoverable on IBNR loss and LAE	192,604	464,686
Total reinsurance recoverable on unpaid loss and LAE	$ 214,344	$ 561,936

Statutory Loss Ratios

Underwriting results of insurance companies are frequently measured by their combined ratios, which is the sum of the loss and expense ratios described in the following paragraph. However, investment income, federal income taxes and other non-underwriting income or expense are not reflected in the combined ratio. The profitability of property and casualty insurance companies depends on income from underwriting, investment and service operations. Underwriting results are considered profitable when the combined ratio is under 100% and unprofitable when the combined ratio is over 100%.

The following table provides the statutory loss ratios, expense ratios and combined ratios for the periods indicated for the Insurance Entities:

	Years Ended December 31,	
	2025	2024
Loss and LAE Ratio (1)		
UPCIC	70 %	78 %
APPCIC	42 %	60 %
Expense Ratio (1)		
UPCIC	30 %	24 %
APPCIC	58 %	38 %
Combined Ratio (1)		
UPCIC	100 %	102 %
APPCIC	100 %	98 %

(1) The ratios are net of ceded premiums and losses and LAE, including premiums ceded to our catastrophe reinsurers which comprise a significant cost, and losses and LAE ceded to reinsurers. The expense ratio includes management fees and commissions, which are based on market rates, paid to an affiliate of the Insurance Entities in the amount of $119.5 million and $55.8 million for UPCIC for the years ended December 31, 2025 and 2024, respectively, and $2.8 million for APPCIC for each of the years ended December 31, 2025 and 2024, respectively. The management fees and commissions paid to the affiliate are eliminated in consolidation.

Ratings

The Insurance Entities' financial strength and stability are rated by certain independent insurance rating agencies to measure the Insurance Entities' ability to meet their financial obligations to its policyholders. For the Insurance Entities' policies to be considered acceptable to the secondary mortgage market, the Insurance Entities must maintain a specified rating level with at least one independent insurance rating agency recognized by each of the Federal Home Loan Mortgage Corporation ("Freddie Mac") and the Federal National Mortgage Association ("Fannie Mae") or alternatively must qualify for an exception to the rating requirement. The Insurance Entities currently maintain acceptable ratings from two rating agencies recognized by Freddie Mac and Fannie Mae.

In 2025, Demotech, Inc. affirmed the Financial Stability Rating® of "A" for the Insurance Entities and Kroll affirmed its insurer financial strength ratings of "A-". According to Demotech, Inc., the assigned rating represents a company's continued positive surplus related to policyholders, liquidity of invested assets, an acceptable level of financial leverage, reasonable loss and LAE reserves, and realistic pricing. According to Kroll, its category of "A" ratings, inclusive of A+, A, and A- ratings, indicates an insurer's financial condition is strong and it is very likely to meet its policy obligations under difficult economic, financial, and business conditions. The ratings of the Insurance Entities are subject to at least annual review by the respective rating agencies, and may be revised upward or downward or revoked at the sole discretion of the rating agencies. Insurer financial stability or financial strength ratings are primarily directed towards policyholders, and are not evaluations directed toward the protection of investors in a company, including holders of a company's common stock, and are not recommendations to buy, sell, or hold securities.

The "A" rating on the 5.625% Senior Unsecured Notes due 2026 was reaffirmed by Egan-Jones Ratings Company in 2025. There are three notches in the rating categories assigned by Egan-Jones Ratings Company (e.g., A-, A, and A+), except for AAA and those deep into speculative grade, i.e., CC, C, and D, which do not have notches. According to Egan-Jones Ratings Company, the assigned rating pertains solely to their view of current and prospective credit quality. Their rating does not address pricing, liquidity, or other risks associated with holding investments in the issuer (UVE). Their rating is dependent on numerous factors including the reliability, accuracy, and quality of the data used in determining the credit rating.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that are reasonably likely to have a material effect on the financial condition, results of operations, liquidity, or capital resources of the Company, except for multi-year reinsurance contract commitments for future years that will be recorded at the commencement of the coverage period. See "*Part II—Item 8 —Note 15 (Commitments and Contingencies)*" for more information.

MATERIAL CASH REQUIREMENTS

The following table represents our material cash requirements for which cash flows are fixed or determinable as of December 31, 2025 (in thousands):

		Total		Next 12 months		Beyond 12 months
Reinsurance payable and multi-year commitments (1)	$	564,334	$	346,299	$	218,035
Unpaid losses and LAE, direct (2)		680,712		349,886		330,826
Debt (3)		106,751		106,751		—
Total material cash requirements	$	1,351,797	$	802,936	$	548,861

(1) The amount represents the payment of reinsurance premiums payable under multi-year commitments. See "*Part II— Item 8—Note 15 (Commitments and Contingencies)*".

(2) There are generally no notional or stated amounts related to unpaid losses and LAE. Both the amounts and timing of future loss and LAE payments are estimates and subject to the inherent variability of legal and market conditions affecting the obligations and make the timing of cash outflows uncertain. The ultimate amount and timing of unpaid losses and LAE could differ materially from the amounts in the table above. Further, the unpaid losses and LAE do not represent all the obligations that will arise under the contracts, but rather only the estimated liability incurred through December 31, 2025. Unpaid losses and LAE are net of estimated subrogation recoveries. In addition, these balances exclude amounts recoverable from our reinsurance program. See "*Part II—Item 8—Note 4 (Reinsurance)*" and "*—Note 17 (Liability for Unpaid Losses and Loss Adjustment Expenses)*".

(3) Debt consists of a Surplus note and 5.625% senior unsecured notes. See "*Part II—Item 8—Note 7 (Debt)*".

ANALYSIS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2025 COMPARED TO DECEMBER 31, 2024

We believe that the cash flows generated from operations will be sufficient to meet our working capital requirements for at least the next twelve months. We invest amounts considered to be in excess of current working capital requirements.

The following table summarizes, by type, the carrying values of investments as of the dates presented (in thousands):

Type of Investment	As of December 31,	
	2025	2024
Available-for-sale debt securities	$ 1,431,028	$ 1,269,079
Equity securities	85,420	77,752
Other investments, at fair value	10,693	16,123
Investment real estate, net	5,463	8,322
Total	$ 1,532,604	$ 1,371,276

Total invested assets were $1.53 billion as of December 31, 2025 compared to $1.37 billion as of December 31, 2024. The increase is primarily attributable to investment of excess cash into the portfolio, unrealized gains on our debt and equity securities, and increases in net investment income. Cash and cash equivalents were $408.9 million at December 31, 2025 compared to $259.4 million at December 31, 2024, an increase of 57.6%. See below "—*Liquidity and Capital Resources*" for more information. Cash and cash equivalents are invested short-term until needed to settle loss and LAE payments, reinsurance premium payments, and operating cash needs, or until they are deployed by our investment advisors.

See "*Part II—Item 8—Consolidated Statements of Cash Flows*" and "*Item 8—Note 3 (Investments)*" for explanations on changes in investments.

Prepaid reinsurance premiums represent the portion of unearned ceded written premium that will be earned pro-rata over the coverage period of our reinsurance program, which runs from June 1st to May 31st of the following year. The increase of $28.3 million to $291.0 million as of December 31, 2025 was primarily due to increased reinsurance costs relating to the placement of our 2025-2026 catastrophe reinsurance program beginning on June 1, 2025, less amortization of ceded written premium for the reinsurance costs earned since the beginning of the new program. See "*Part II— Item 7— "Reinsurance Program"*" regarding the Company's reinsurance placement.

Reinsurance recoverable represents the estimated amount of paid and unpaid losses, LAE, and other expenses that are expected to be recovered from reinsurers. The decrease of $394.7 million to $232.9 million as of December 31, 2025 was primarily due to the collection of ceded losses from Hurricanes Helene and Milton, as well as other prior events collected during 2025 from reinsurers.

Premiums receivable, net represents amounts receivable from policyholders. The decrease in premiums receivable, net, to $75.7 million as of December 31, 2025 is consistent with premium trends including seasonality and consumer payment behaviors.

Deferred policy acquisition costs ("DPAC") increased by $7.4 million to $128.6 million as of December 31, 2025, and is consistent with written premium trends and changes in commissions paid to agents. See "*Item 1—Note 5 (Insurance Operations)*" for a roll-forward in the balance of our DPAC.

Income taxes payable/recoverable represents the amounts due to/from taxing jurisdictions within one year. An income tax payable arises when current income tax liabilities exceed tax payments, and an income tax recoverable occurs when tax payments exceed current income tax liabilities. As of December 31, 2025, the balance of income taxes payable was $28.6 million, compared to a balance payable of $6.6 million as of December 31, 2024.

Deferred income taxes represent the estimated tax asset or tax liability caused by temporary differences between the tax return basis of certain assets and liabilities and amounts recorded in the financial statements. During the year ended December 31, 2025, net deferred income tax assets, decreased by $14.5 million to $27.7 million, primarily due to the impact of an increase in unrealized gains on investments and a reduction of net operating loss carryforwards. Deferred income taxes reverse in future years as the temporary differences between book and tax reverse.

See "*Part II—Item 8—Note 17 (Liability for Unpaid Losses and Loss Adjustment Expenses)*" for a roll-forward in the balance of our unpaid losses and LAE. Unpaid losses and LAE decreased by $278.6 million to $680.7 million as of December 31, 2025. Unpaid losses and LAE decreased in 2025 as a result of payment of current and prior year claims including the settlement of Hurricanes Helene and Milton claims during 2025, along with normal recurring claim activity. Unpaid losses and LAE are net of estimated subrogation recoveries of $43.4 million as of December 31, 2025 compared to $69.2 million as of December 31, 2024.

Unearned premiums represent the portion of direct premiums written that will be earned pro-rata in the future. The increase of $31.5 million from December 31, 2024 to $1.09 billion as of December 31, 2025 reflects our increase in direct premiums written.

Advance premium represents premium payments made by policyholders ahead of the effective date of the policies. The increase of $15.6 million from December 31, 2024 to $61.8 million as of December 31, 2025 reflects customer payment behavior and the payment behavior of mortgage escrow service providers as well as premium trends.

Reinsurance payable, net, represents the unpaid reinsurance premium installments owed to reinsurers, unpaid reinstatement premiums due to reinsurers, and cash advances received from reinsurers, if any. On June 1st of each year, we renew our core catastrophe reinsurance program and record the estimated annual cost of our reinsurance program. These estimated annual costs are increased or decreased during the year based on premium adjustments or as a result of new placements during the year. The annual cost initially increases reinsurance payable, which is then reduced as installment payments are made over the policy period of the reinsurance, which typically runs from June 1st to May 31st. The balance increased by $36.9 million to $257.2 million as of December 31, 2025 as a result of the renewal of the 2025-2026 reinsurance program effective June 1, 2025. See "—*Liquidity and Capital Resources*" for more information about timing of reinsurance premium installment payments.

Other liabilities and accrued expenses decreased by $7.0 million to $41.6 million as of December 31, 2025, primarily driven by an increase in other operating accrued expense and amounts payable for securities resulting from trades executed that had not settled as of December 31, 2025 offset by a decrease in amounts payable for accrued taxes and fees.

See "—*Liquidity and Capital Resources*" for more information about the changes in additional paid-in capital during 2025.

ARRANGEMENTS WITH VARIABLE INTEREST ENTITIES

We entered into a reinsurance captive arrangement with a VIE in the normal course of business, and consolidated the VIE since we are the primary beneficiary.

For a further discussion of our involvement with the VIE, see "*Part II—Item 8—Note 2 (Summary of Significant Accounting Policies)*" and "*Item 8—Note 18 (Variable Interest Entities)*".

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Liability for Unpaid Losses and LAE

A liability, net of estimated subrogation, is established to provide for the estimated costs of paying losses and LAE under insurance policies the Insurance Entities have issued. Underwriting results are significantly influenced by an estimate of a liability for unpaid losses and LAE. The liability is an estimate of amounts necessary to settle all outstanding claims, including claims that have been incurred, but not yet reported as of the financial statement date. The process of estimating loss reserves requires significant judgment due to a number of variables, such as the type, severity and jurisdiction of loss, economic conditions including inflation, social attitudes, judicial decisions and legislative development, and changes in claims handling procedures. These variables will inherently result in an ultimate liability that will differ from initial estimates. We revise our reserve for unpaid losses as additional information becomes available, and reflect adjustments, if any, in our earnings in the periods in which we determine the adjustments are necessary. Additionally, we estimate and accrue our right to subrogate reported or estimated claims against other parties. Subrogated claims are recorded at amounts estimated to be received from the subrogated parties, net of expenses and netted against unpaid losses and LAE.

See "*Part II—Item 8—Note 17 (Liability for Unpaid Losses and Loss Adjustment Expenses)*" for a discussion of the Company's basis and methodologies used to establish its liability for unpaid losses and LAE along with the following quantitative disclosures:

- Five-year accident year table on incurred claim and allocated claim adjustment expenses, net of reinsurance including columns of:

  ◦ IBNR—Total of Incurred-but-not-reported liabilities plus expected development (redundancy) on reported claims by accident year, and

  ◦ Claim counts—cumulative number of reported claims by accident year.

- Five-year accident year table on cumulative paid claims and allocated claim adjustment expenses, net of reinsurance,

- Reconciliation of net incurred and paid claims development tables to the liability for unpaid losses and LAE in the consolidated balance sheets,

- Duration—a table of the average historical claims duration for the past five years, and

- Reconciliation of the change in liability for unpaid losses and LAE presented in the consolidated financial statements.

We utilize independent actuaries to help establish liabilities for unpaid losses, anticipated loss recoveries, and LAE. We do not discount the liability for unpaid losses and LAE for financial statement purposes. In establishing the liability for unpaid losses and LAE, actuarial best practices and judgment are relied upon in order to make appropriate selections of ultimate losses. There are inherent uncertainties associated with this estimation process, especially when a company is undergoing changes in its claims settlement practices, when a company has limited experience in a certain area or when behaviors of policyholders are influenced by external factors and/or market dynamics. As an example, a dramatic change occurred at the end of calendar year 2022 when significant reforms were enacted in Florida to eliminate a statutory right to attorneys' fees in favor of policyholders and eliminate the use of assignments of benefits ("AOB") by third parties such as contractors, both of which had previously increased represented claims and claims-related abuses. These reforms also reduced the time period for policyholders to file claims and shortened Florida insurers' settlement requirements on property claims. As a result, these changes have had a meaningful influence on development pattern selections applied to accident periods subsequent to 2022 in the reserving estimates for each of the methods described in "*Part II—Item 8—Note 17 (Liability for Unpaid Losses and Loss Adjustment Expenses)*". We are monitoring this loss experience in order to best reflect revised development patterns in estimation methods used to select ultimate loss and LAE for each accident period.

Factors Affecting Reserve Estimates

Reserve estimates are developed based on the processes and historical development trends discussed in "*Part II—Item 8—Note 17 (Liability for Unpaid Losses and Loss Adjustment Expenses)*" to the consolidated financial statements. These estimates are considered in conjunction with known facts and interpretations of circumstances and factors including our experience with similar cases, actual claims paid, differing payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in law and regulation, judicial decisions, and economic conditions. When these types of changes are experienced, actuarial judgment is applied in the determination and selection of development factors in order to better reflect new trends or expectations. For example, if a change in law is expected to have a significant impact on the development of claim severity, actuarial judgment is applied to determine appropriate development factors that will most accurately reflect the expected impact on that specific estimate. As an example, the Company considered and included the effects of the enacted legislation in developing its ultimate loss projections and reserve estimates as of December 31, 2023, as noted in "*Part II—Item 8—Note 17 (Liability for Unpaid Losses and Loss Adjustment Expenses)*" to the consolidated financial statements. Another example would be when a change in economic conditions is expected to affect the cost of repairs to property; actuarial judgment is applied to determine appropriate development factors to use in the reserve estimate that will most accurately reflect the expected impacts on severity development.

Changes in homeowners current year claim severity are generally influenced by inflation in the cost of building materials, the cost of construction and property repair services, the cost of replacing home furnishings and other contents, the types of claims that qualify for coverage, the presence of third party representation, such as legal or repair contractors (which serve to inflate claim expenses), and other economic and environmental factors. We employ various loss management programs to mitigate the effects of these factors.

Key assumptions that may materially affect the estimate of the reserve for loss and LAE relate to the effects of emerging claim and coverage issues. As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverages may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent, lengthening the time to final settlement, or by increasing the number or size of claims. Key assumptions that are premised on future emergence that are inconsistent with historical loss reserve development patterns include but are not limited to:

- Adverse changes in loss cost trends, including inflationary pressures in home repair costs;

- Judicial expansion of policy coverage and the impact of new theories of liability; and

- Plaintiffs targeting property and casualty insurers in purported class action or other litigation related to claims-handling and other practices.

As loss experience for the current year develops for each type of loss, the reserves for loss and LAE are monitored relative to initial assumptions until they are judged to have sufficient statistical credibility. From that point in time and forward, reserves are re-estimated using statistical actuarial processes to reflect the impact loss trends have on development factors incorporated into the actuarial estimation processes.

Causes of Reserve Estimate Uncertainty

Since reserves are estimates of the unpaid portions of claims and claims expenses that have occurred, the establishment of appropriate reserves, including reserves for catastrophes, requires regular reevaluation and refinement of estimates to determine ultimate loss and LAE estimates.

At each reporting date, the highest degree of uncertainty in reserve estimates arises from claims remaining to be settled for the current accident year and the most recent preceding accident year, and claims that have occurred but have not been reported. The estimate for the current accident year contains the greatest degree of uncertainty because it contains the greatest proportion of losses that have not been reported or settled but must be estimated as of the current reporting date. During the first year after the end of an accident year, a large portion of the total losses for that accident year are settled. When accident year losses paid through the end of the first year following the initial accident year are incorporated into updated actuarial estimates, the trends inherent in the settlement of claims emerge more clearly. Consequently, this is the point in time at which the largest re-estimates of losses for an accident year can occur. After the second year, the losses paid for the accident year typically relate to claims that are more difficult to settle, such as those involving litigation.

Reserves for Catastrophe Losses

Loss and LAE reserves also include reserves for catastrophe losses. Catastrophe losses are an inherent risk of the property-casualty insurance industry that have contributed, and will continue to contribute, to potentially material year-to-year fluctuations in results of operations and financial position. A catastrophe is an event that produces significant insured losses before reinsurance and involves multiple first party policyholders, or an event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time following the event. Catastrophes are commonly caused by various natural events including high winds, tornadoes, wildfires, winter storms, tropical storms and hurricanes.

The estimation of claims and claims expense reserves for catastrophes also comprises estimates of losses from reported and unreported claims, primarily for damage to property. In general, estimates for catastrophe reserves are based on claim adjuster inspections and the application of historical loss development factors as described previously and in "*Part II—Item 8—Note 17 (Liability for Unpaid Losses and Loss Adjustment Expenses)*" to the consolidated financial statements. However, depending on the nature of the catastrophe, as noted above, the estimation process can be further complicated. For example, for hurricanes, complications could include the inability of insureds to be able to promptly report losses, a prevalence of solicited and late-reported claims creating or compounding challenges with determining the cause and amount of loss, limitations placed on claims adjusting staff affecting their ability to inspect losses, determining whether losses are covered by our homeowners policy (generally for damage caused by wind or wind driven rain) or are specifically excluded from coverage such as losses caused by flood, estimating additional living expenses or assessing the impact of demand surge and exposure to mold damage. The effects of numerous other considerations, include the timing of a catastrophe in relation to other events, such as at or near the end of a financial reporting period, which can affect the availability of information needed to estimate reserves for that reporting period. In these situations, practices are adapted to accommodate these circumstances in order to determine a best estimate of losses from a catastrophe.

Key Actuarial Assumptions That Affect the Loss and LAE Estimate

The aggregation of estimates for reported losses and IBNR forms the reserve liability recorded in the Consolidated Balance Sheets.

At any given point in time, the recorded loss and LAE reserves represent our best estimate of the ultimate settlement and administration cost of insured claims incurred and unpaid. Since the process of estimating loss and LAE reserves requires significant judgment due to a number of variables, such as fluctuations in inflation, judicial decisions, legislative changes and changes in claims handling procedures, ultimate liability may exceed or be less than these estimates. Reserves for losses and LAE are revised as additional information becomes available, and adjustments, if any, are reflected in earnings in the periods in which they are determined.

In selecting development factors and averages described in "*Part II—Item 8—Note 17 (Liability for Unpaid Losses and Loss Adjustment Expenses)*" to the consolidated financial statements, due consideration is given to how the historical experience patterns change from one year to the next over the course of several consecutive years of recent history. Predictions surrounding these patterns drive the estimates that are produced by each method, and are based on statistical techniques that follow standard actuarial practices.

In compliance with annual statutory reporting requirements, our appointed independent actuary provides a Statement of Actuarial Opinion ("SAO") indicating that carried loss and LAE reserves recorded at each annual balance sheet date make a reasonable provision for all of the Insurance Entities' unpaid loss and LAE obligations under the terms of contracts and agreements with our policyholders. Recorded reserves are compared to the indicated range provided in the actuary's report accompanying the SAO. At December 31, 2025, the recorded amount for net loss and LAE falls within the range determined by the Company's appointed independent actuary.

Potential Reserve Estimate Variability

The methods employed by actuaries include a range of estimated unpaid losses, each reflecting a level of uncertainty. Projections of loss and LAE liabilities are subject to potentially large variability in the estimation process since the ultimate disposition of claims incurred prior to the financial statement date, whether reported or not, is subject to the outcome of events that have not yet occurred. Examples of these events include jury decisions, court interpretations, legislative changes, public attitudes, and social/economic conditions such as inflation. Any estimate of future costs is subject to the inherent limitation on one's ability to predict the aggregate course of future events. It should therefore be expected that the actual emergence of losses and LAE will vary, perhaps materially, from any estimate.

In selecting the range of reasonable estimates, the range of indications produced by the various methods is evaluated, the relative strengths and weaknesses of each method are considered, and from those inputs a range of estimates can be selected. For reasons cited above, this range of estimated ultimate losses is typically smaller for older, more mature accident periods and greater for more recent, less mature accident periods. The greatest level of uncertainty is associated with the most recent accident years, and particularly years during which catastrophe events occurred.

The inherent uncertainty associated with our loss and LAE liability is magnified due to our concentration of property business in catastrophe-exposed and litigious states, primarily Florida. In 2018, for example, loss and expense payments for Hurricane Irma claims exceeded initial liability estimates that were established at year-end 2017, which was shortly after the event occurred. This unexpected development was partially due to the influence of plaintiff attorneys in the claim filing process; both at initial contact prior to coverage validation or damage assessment, and after claims were settled and closed which resulted in a large number of claims being reopened during the year. In 2019, UPCIC continued to experience unanticipated unfavorable development on losses from claims being reopened and new claims being opened due to public adjusters encouraging policyholders to file new claims. Due to the relatively low frequency and inherent uncertainty of catastrophe events, the parameters utilized in loss estimation methodologies are updated whenever new information emerges.

The following table summarizes the effect on net loss and LAE reserves and net loss, net of tax in the event of reasonably likely changes in the severity of claims considered in establishing loss and LAE reserves. The range of reasonably likely changes in the severity of our claims was established based on a review of changes in loss year development and applied loss and LAE reserves as a whole. The selected range of changes does not indicate what could be the potential best or worst case or likely scenarios (dollars in thousands):

Year Ended December 31, 2025

Change in Reserves	Reserves	Percent Change in Net Income
-20.0%	$ 544,570	56 %
-15.0%	578,605	42 %
-10.0%	612,641	28 %
-5.0%	646,676	14 %
Base	**680,712**	—
5.0%	714,748	(14)%
10.0%	748,783	(28)%
15.0%	782,819	(42)%
20.0%	816,854	(56)%

Adequacy of Reserve Estimates

We believe our net loss and LAE reserves and estimated subrogation recoveries are appropriately established based on available methodology, facts, technology, laws, and regulations. We calculate and record a single best reserve estimate, in conformance with generally accepted actuarial standards, for reported and unreported losses, LAE losses and subrogation, and as a result we believe no other estimate is better than our recorded amount.

Due to the uncertainties involved, the ultimate cost of losses and LAE may vary materially from recorded amounts, which are based on our best estimates. The liability for unpaid losses and LAE, net of subrogation at December 31, 2025 is $680.7 million.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures, which requires additional disclosure of certain costs and expenses within the notes to the financial statements. The updated standard is effective for annual periods beginning in 2027 and interim periods beginning in the first quarter of 2028. Early adoption is permitted. The Company is currently evaluating the impact that the updated standard will have on financial statement disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software, which modernizes the accounting for internal-use software and clarifies capitalization criteria. The updated standard is effective for the company beginning with interim and annual reporting periods in 2028. Early adoption is permitted. The Company is currently evaluating the impact that the updated standard will have on the Consolidated Financial Statements.

There have been no other recent accounting pronouncements or changes in accounting pronouncements that are identified to have significance or potential significance to the Company.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential for economic losses due to adverse changes in fair market value of available-for-sale debt securities, equity securities ("Financial Instruments"), and investment real estate. We carry all of our Financial Instruments at fair market value and investment real estate at net book value in our statement of financial condition. Our investment portfolio as of

December 31, 2025 is comprised of available-for-sale debt securities and equity securities, carried at fair market value, which expose us to changing market conditions, specifically interest rates and equity price changes.

The primary objectives of the investment portfolio are the preservation of capital and providing adequate liquidity for potential claim payments and other cash needs. The portfolio's secondary investment objective is to provide a total rate of return with an emphasis on investment income. None of our investments in risk-sensitive Financial Instruments were entered into for trading purposes.

See "*Part II—Item 8—Note 3 (Investments)*" and "*Item 1—Business—Investments*" for more information about our Financial Instruments.

Interest Rate Risk

Interest rate risk is the sensitivity of the fair market value of a fixed rate Financial Instrument to changes in interest rates. Generally, when interest rates rise, the fair market value of our fixed rate Financial Instruments declines.

The following tables provide information about our fixed income Financial Instruments as of December 31, 2025 compared to December 31, 2024, which are sensitive to changes in interest rates. The tables present the expected cash flows of Financial Instruments based on years to effective maturity using amortized cost compared to fair market value and the related book yield compared to coupon yield (dollars in thousands):

	December 31, 2025							
	2026	2027	2028	2029	2030	Thereafter	Other	Total
Amortized cost	$161,486	$236,488	$ 160,014	$158,158	$ 220,390	$ 527,206	$2,403	$1,466,145
Fair market value	$160,558	$235,232	$ 158,958	$155,235	$ 210,711	$ 507,974	$2,360	$1,431,028
Coupon rate	3.14 %	3.17 %	3.98 %	3.79 %	3.31 %	4.01 %	3.61 %	3.64 %
Book yield	3.15 %	3.59 %	3.72 %	3.64 %	3.24 %	4.04 %	3.69 %	3.67 %
* Years to effective maturity - 4.5 years								

	December 31, 2024							
	2025	2026	2027	2028	2029	Thereafter	Other	Total
Amortized cost	$158,437	$209,968	$ 248,992	$125,914	$ 129,322	$ 477,397	$3,502	$1,353,532
Fair market value	$156,618	$204,367	$ 240,785	$120,510	$ 120,451	$ 422,974	$3,374	$1,269,079
Coupon rate	3.21 %	3.01 %	2.95 %	3.68 %	3.61 %	3.47 %	4.77 %	3.30 %
Book yield	2.80 %	2.66 %	3.07 %	3.40 %	3.20 %	3.16 %	1.23 %	3.03 %
* Years to effective maturity - 4.1 years								

All securities, except those with perpetual maturities, were categorized in the tables above utilizing years to effective maturity. Effective maturity takes into consideration all forms of potential prepayment, such as call features or prepayment schedules, which shorten the lifespan of contractual maturity dates.

Equity Price Risk

Equity price risk is the potential for loss in fair value of Financial Instruments in common stock and mutual funds and other from adverse changes in the prices of those Financial Instruments.

The following table provides information about the Financial Instruments in our investment portfolio subject to price risk as of the dates presented (in thousands):

	December 31, 2025		December 31, 2024	
	Fair Value	Percent	Fair Value	Percent
Equity Securities:				
Common stock	$ 37,509	43.9 %	$ 14,409	18.5 %
Mutual funds and other	47,911	56.1 %	63,343	81.5 %
Total equity securities	$ 85,420	100.0 %	$ 77,752	100.0 %

A hypothetical decrease of 20% in the market prices of each of the equity securities held at December 31, 2025 and 2024 would have resulted in a decrease of $17.1 million and $15.6 million, respectively, in the fair value of those securities.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Universal Insurance Holdings, Inc.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Universal Insurance Holdings, Inc. (the "Company") as of December 31, 2025 and 2024; the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025; and the related notes and schedules (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025 based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee Sponsoring Organizations of the Treadway Commission (the "COSO framework").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the COSO framework.

Basis for Opinion

The Company's management is responsible for these financial statements; maintaining effective internal control over financial reporting; and its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Liability for Unpaid Losses and Loss Adjustment Expenses - Refer to Notes 2 and 17 to the Consolidated Financial Statements

Critical Audit Matter Description

The Company's estimated liability for unpaid losses and loss adjustment expenses ("LAE") totaled $680.7 million at December 31, 2025. The balance consists of three components: (1) an amount determined from current loss reports for individual cases reported but unpaid based on past experience of similar cases settled, (2) an amount for claims incurred but not reported and development of reported claims based on a range of actuarial methodologies and assumptions, and (3) an amount for expenses for investigating and the settlement of reported and unreported claims. Estimating the liability for unpaid losses and LAE requires significant judgment relating to factors such as claim development patterns, severity, type and jurisdiction of loss, economic conditions, legislative developments, and a variety of actuarial assumptions. Management engages an independent actuarial firm to prepare an actuarial analysis of unpaid losses and LAE and provides a statement of actuarial opinion on management's estimate of unpaid losses and LAE. Estimating the liability for unpaid losses and LAE is inherently uncertain, dependent on management's judgment, and significantly impacted by claim and actuarial factors and conditions that may change over time. Catastrophe losses are an inherent risk of the property and casualty insurance industry that have contributed, and will continue to contribute, to potentially material year-to-year fluctuations in results of operations and financial position of the Company. The effects of numerous considerations, include the timing of a catastrophe in relation to other events, such as at or near the end of a financial reporting period, can affect the availability of information needed to estimate reserves for that reporting period. The ultimate settlement of unpaid losses and LAE may vary materially from the recorded liability, and such variance may adversely affect the Company's financial results. For these reasons, we identified the estimate of unpaid losses and LAE as a critical audit matter, as it involved especially subjective auditor judgment.

How the Critical Audit Matter was Addressed in the Audits

Our audit procedures related to the liability for unpaid losses and LAE included the following, among others:

- We obtained an understanding, evaluated the design, and tested the operating effectiveness of key controls over the process and data used by management to estimate the liability for unpaid losses and LAE, including those controls related to the estimation, evaluation, and management's review of the estimated liability for unpaid losses and LAE.

- We tested the completeness, integrity, and accuracy of the underlying data used by the Company's actuary, such as paid loss data, case reserve data, loss adjustment expense data, subrogation recovery data, and loss development tables.

- We evaluated management's prior year estimate for unpaid losses and LAE and the factors leading to changes in the estimate recognized in the current year. We assessed the reasonableness of management's revisions to the estimate for unpaid losses and LAE, as disclosed in Note 17 to the consolidated financial statements.

- With assistance from our actuarial specialist, we evaluated the appropriateness and respective weighting of the actuarial methodologies selected by management used to develop the unpaid losses and LAE reserve estimate, including evaluation of catastrophe loss events independently from other non-catastrophe loss events. As part of this evaluation, we performed a trend analysis of case reserves, including comparing open case counts, average reserves per claim on a gross basis, and examining incurred but not reported reserves as a percentage of case reserves.

/s/ Plante & Moran, PLLC

We have served as the Company's auditor since 2002.

East Lansing, Michigan

February 27, 2026

UNIVERSAL INSURANCE HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	As of December 31,	
	2025	2024
ASSETS		
Available-for-sale debt securities, at fair value, net of allowance for credit losses of $631 and $1,018 (amortized cost: $1,466,145 and $1,353,532)	$ 1,431,028	$ 1,269,079
Equity securities, at fair value (cost: $87,326 and $79,917)	85,420	77,752
Other investments, at fair value (cost: $5,000 and $8,794)	10,693	16,123
Investment real estate, net	5,463	8,322
Total invested assets	1,532,604	1,371,276
Cash and cash equivalents	408,868	259,441
Restricted cash and cash equivalents	68,970	2,635
Prepaid reinsurance premiums	291,031	262,716
Reinsurance recoverable	232,918	627,617
Premiums receivable, net	75,721	77,936
Property and equipment, net	49,349	48,653
Deferred policy acquisition costs	128,564	121,178
Deferred income tax asset, net	27,658	42,163
Other assets	24,012	28,246
Total assets	$ 2,839,695	$ 2,841,861
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Unpaid losses and loss adjustment expenses	$ 680,712	$ 959,291
Unearned premiums	1,091,959	1,060,446
Advance premium	61,847	46,237
Income taxes payable	28,554	6,561
Reinsurance payable, net	257,242	220,328
Commission payable	26,307	25,931
Other liabilities and accrued expenses	41,558	48,574
Debt, net of issuance costs	100,481	101,243
Total liabilities	2,288,660	2,468,611
Commitments and Contingencies (Note 15)		
STOCKHOLDERS' EQUITY:		
Cumulative convertible preferred stock, $.01 par value	—	—
Authorized shares - 1,000; issued and outstanding - 10 and 10		
Minimum liquidation preference - $9.99 and $9.99 per share		
Common stock, $.01 par value	482	475
Authorized shares - 55,000; issued - 48,234 and 47,478 ; outstanding - 28,008 and 28,096		
Treasury shares, at cost - 20,226 and 19,382	(305,064)	(282,693)
Additional paid-in capital	124,319	121,781
Accumulated other comprehensive income (loss), net of taxes	(26,151)	(63,166)
Retained earnings	757,449	596,853
Total stockholders' equity	551,035	373,250
Total liabilities and stockholders' equity	$ 2,839,695	$ 2,841,861

The accompanying notes to consolidated financial statements are an integral part of these statements.

UNIVERSAL INSURANCE HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	For the Years Ended December 31,		
	2025	2024	2023
REVENUES			
Direct premiums written	$ 2,140,256	$ 2,069,692	$ 1,921,833
Change in unearned premium	(31,513)	(69,887)	(46,704)
Direct premium earned	2,108,743	1,999,805	1,875,129
Ceded premium earned	(669,728)	(626,732)	(623,193)
Premiums earned, net	1,439,015	1,373,073	1,251,936
Net investment income	70,627	59,148	48,449
Net realized gains (losses) on investments	5,698	(1,315)	(1,229)
Net change in unrealized gains (losses) on investments	(1,177)	9,936	12,046
Commission revenue	61,336	51,792	54,058
Policy fees	20,100	19,490	18,881
Other revenue	8,316	8,412	7,441
Total revenues	1,603,915	1,520,536	1,391,582
OPERATING COSTS AND EXPENSES			
Losses and loss adjustment expenses	985,878	1,087,366	992,636
Policy acquisition costs	250,246	233,444	208,011
Other operating costs and expenses	118,300	108,639	96,055
Total operating costs and expenses	1,354,424	1,429,449	1,296,702
Interest and amortization of debt issuance costs	6,422	6,476	6,531
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)	243,069	84,611	88,349
Income tax expense (benefit)	60,118	25,683	21,526
NET INCOME (LOSS)	$ 182,951	$ 58,928	$ 66,823
Basic earnings (loss) per common share	$ 6.56	$ 2.07	$ 2.24
Weighted average common shares outstanding - Basic	27,890	28,498	29,829
Diluted earnings (loss) per common share	$ 6.32	$ 2.01	$ 2.22
Weighted average common shares outstanding - Diluted	28,956	29,274	30,147
Cash dividend declared per common share	$ 0.77	$ 0.77	$ 0.77

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended December 31,		
	2025	2024	2023
Net income (loss)	$ 182,951	$ 58,928	$ 66,823
Other comprehensive income (loss), net of taxes	37,015	11,006	29,610
Comprehensive income (loss)	$ 219,966	$ 69,934	$ 96,433

`

The accompanying notes to consolidated financial statements are an integral part of these statements.

UNIVERSAL INSURANCE HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(in thousands, except per share data)

	Treasury Shares	Common Shares Issued	Preferred Shares Issued	Common Stock Amount	Preferred Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balance, December 31, 2022	(16,790)	47,179	10	$ 472	$ —	$ 112,509	$ 517,455	$ (103,782)	$ (238,758)	$ 287,896
Vesting of performance share units	(6) (A)	16	—	—	—	—	—	—	(64)	(64)
Grants of restricted stock awards	—	36	—	—	—	—	—	—	—	—
Vesting of restricted stock units	(16) (A)	48	—	—	—	—	—	—	(160)	(160)
Stock option exercises	(82) (A)	94	—	—	—	1,391	—	—	(115)	1,276
Retirement of treasury shares	104 (A)	(104)	—	—	—	(1,730)	—	—	339	(1,391)
Purchases of treasury stock, including excise tax	(1,513)	—	—	—	—	—	—	—	(22,021)	(22,021)
Share-based compensation	—	—	—	—	—	5,006	—	—	—	5,006
Other (B)	—	—	—	—	—	(2,090)	—	—	—	(2,090)
Net income (loss)	—	—	—	—	—	—	66,823	—	—	66,823
Other comprehensive income (loss), net of taxes	—	—	—	—	—	—	—	29,610	—	29,610
Declaration of dividends ($0.77 per common share and $1.00 per preferred share)	—	—	—	—	—	—	(23,588)	—	—	(23,588)
Balance, December 31, 2023	(18,303)	47,269	10	472	—	115,086	560,690	(74,172)	(260,779)	341,297
Grants of restricted stock awards		28	—	—	—	—	—	—	—	—
Vesting of restricted stock units	(68) (A)	248	—	3	—	(3)	—	—	(1,418)	(1,418)
Stock option exercise	(2) (A)	3	—	—	—	54	—	—	(55)	(1)
Retirement of treasury shares	70 (A)	(70)	—	—	—	(1,473)	—	—	1,473	—
Purchases of treasury stock, including excise tax	(1,079)	—	—	—	—	—	—	—	(21,914)	(21,914)
Share-based compensation	—	—	—	—	—	8,627	—	—	—	8,627
Other (B)	—	—	—	—	—	(510)	—	—	—	(510)
Net income (loss)	—	—	—	—	—	—	58,928	—	—	58,928
Other comprehensive income (loss), net of taxes	—	—	—	—	—	—	—	11,006	—	11,006
Declaration of dividends ($0.77 per common share and $1.00 per preferred share)	—	—	—	—	—	—	(22,765)	—	—	(22,765)
Balance, December 31, 2024	(19,382)	47,478	10	475	—	121,781	596,853	(63,166)	(282,693)	373,250
Vesting of performance share units	(40) (A)	102	—	1	—	(1)	—	—	(806)	(806)
Vesting of restricted stock units	(91) (A)	286	—	3	—	(3)	—	—	(2,855)	(2,855)
Grants of restricted stock awards	—	348	—	3	—	(3)	—	—	—	—
Stock option exercises	(590) (A)	741	—	7	—	12,775	—	—	(15,228)	(2,446)
Retirement of treasury shares	721 (A)	(721)	—	(7)	—	(18,882)	—	—	18,889	—
Purchases of treasury stock, including excise tax	(844)	—	—	—	—	—	—	—	(22,371)	(22,371)
Share-based compensation	—	—	—	—	—	8,652	—	—	—	8,652
Net income (loss)	—	—	—	—	—	—	182,951	—	—	182,951
Other comprehensive income (loss), net of taxes	—	—	—	—	—	—	—	37,015	—	37,015
Declaration of dividends ($0.77 per common share and $1.00 per preferred share)	—	—	—	—	—	—	(22,355)	—	—	(22,355)
Balance, December 31, 2025	(20,226)	48,234	10	$ 482	$ —	$ 124,319	$ 757,449	$ (26,151)	$ (305,064)	$ 551,035

(A) All shares acquired represent shares tendered to cover the strike price for options and tax withholdings on the intrinsic value of stock options exercised, performance share units vested, or restricted stock units vested. These shares have been cancelled by the Company.

(B) As of December 31, 2024 and December 31, 2023, the Other line within Additional Paid-In Capital includes $0.5 million and $2.1 million, respectively, in connection with the cash settlement of certain restricted stock units.

The accompanying notes to consolidated financial statements are an integral part of these statements.

UNIVERSAL INSURANCE HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net Income (loss)	$ 182,951	$ 58,928	$ 66,823
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Bad debt expense	3,494	548	504
Depreciation and amortization	6,444	6,117	7,313
Amortization of share-based compensation	8,652	8,117	2,916
Amortization of debt issuance costs	708	708	708
Provision for (or reversal of) credit losses on available-for-sale debt securities	(386)	452	(354)
Book overdraft increase (decrease)	—	(14,597)	14,597
Net realized (gains) losses on sale of investments	(5,698)	1,315	1,229
Net change in unrealized (gains) losses on investments	1,177	(9,936)	(12,046)
Amortization of premium/accretion of discount, net	624	3,753	6,563
Deferred income taxes	2,570	(2,570)	4,409
Excess tax (benefit) shortfall from share-based compensation	(1,109)	1,205	(20)
Loss (gain) on disposal of assets	128	104	642
Net change in assets and liabilities relating to operating activities:			
Prepaid reinsurance premiums	(28,315)	(26,462)	46,173
Reinsurance recoverable	394,699	(408,515)	589,748
Income taxes payable	23,103	(530)	5,886
Premiums receivable, net	81	(1,433)	(7,992)
Accrued investment income	(2,023)	(1,584)	(1,332)
Income taxes recoverable	—	—	1,548
Deferred policy acquisition costs	(7,386)	(11,193)	(6,331)
Other assets	4,891	(8,041)	(3,000)
Unpaid losses and loss adjustment expenses	(278,579)	449,174	(528,673)
Unearned premiums	31,513	69,887	46,705
Commission payable	376	4,942	2,448
Reinsurance payable, net	36,915	28,478	(192,654)
Other liabilities and accrued expenses	(8,947)	(9,086)	31,465
Advance premium	15,610	(2,423)	(6,304)
Net cash provided by (used in) operating activities	381,493	137,358	70,971
Cash flows from investing activities:			
Proceeds from sale of property and equipment	40	108	42
Purchases of property and equipment	(4,438)	(7,368)	(4,019)
Purchases of equity securities	(28,959)	(3,240)	(33,455)
Purchases of available-for-sale debt securities	(430,150)	(384,892)	(146,424)
Purchases of other investments	(1,035)	—	(4,794)
Purchases of investment real estate, net	—	(2,764)	—
Proceeds from sales of equity securities	22,144	13,854	45,095
Proceeds from sales of available-for-sale debt securities	126,552	49,128	19,222
Proceeds from sale of other investments	11,463	—	—
Maturities of available-for-sale debt securities	190,775	107,082	109,082
Net cash provided by (used in) investing activities	(113,608)	(228,092)	(15,251)
Cash flows from financing activities:			
Preferred stock dividend	(10)	(10)	(10)
Common stock dividend	(22,165)	(22,316)	(23,279)
Purchase of treasury stock, inclusive of excise taxes paid	(22,370)	(21,914)	(22,021)
Payments related to tax withholding for share-based compensation	(6,107)	(1,420)	(339)
Repayment of debt	(1,471)	(1,471)	(1,471)
Net cash provided by (used in) financing activities	(52,123)	(47,131)	(47,120)

The accompanying notes to consolidated financial statements are an integral part of these statements.

	For the Years Ended December 31,		
	2025	2024	2023
Cash and cash equivalents, and restricted cash and cash equivalents:			
Net increase (decrease) during the period	215,762	(137,865)	8,600
Balance, beginning of period	262,076	399,941	391,341
Balance, end of period	$ 477,838	$ 262,076	$ 399,941
Supplemental cash and non-cash flow disclosures:			
Interest paid	$ 5,714	$ 5,768	$ 5,823
Income taxes paid	$ 35,556	$ 27,570	$ 9,702
Income tax refund	$ —	$ —	$ 5

The following table summarizes our cash and cash equivalents and restricted cash and cash equivalents within the Consolidated Balance Sheets (in thousands):

	As of December 31,		
	2025	2024	2023
Cash and cash equivalents	$ 408,868	$ 259,441	$ 397,306
Restricted cash and cash equivalents (1)	68,970	2,635	2,635
Total cash and cash equivalents and restricted cash and cash equivalents	$ 477,838	$ 262,076	$ 399,941

(1) See "—*Note 5 (Insurance Operations)*" *and* "—*Note 18 (Variable Interest Entities)*" for a discussion of the nature of the restrictions for restricted cash and cash equivalents.

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Operations

Universal Insurance Holdings, Inc. ("UVE," and together with its wholly-owned subsidiaries, "the Company") is a Delaware corporation incorporated in 1990. The Company is a vertically integrated insurance holding company performing all aspects of insurance underwriting, distribution, and claims. Through its wholly-owned insurance company subsidiaries, Universal Property & Casualty Insurance Company ("UPCIC") and American Platinum Property and Casualty Insurance Company ("APPCIC," and together with UPCIC, the "Insurance Entities"), the Company is principally engaged in the property and casualty insurance business offered primarily through its network of independent agents. Risk from catastrophic losses is managed through the use of reinsurance agreements. The Company's primary product is residential homeowners' insurance offered in 19 states as of December 31, 2025, including Florida, which comprises the majority of the Company's policies in force. See "—*Note 5 (Insurance Operations)*" for more information regarding the Company's insurance operations.

The Company generates revenues primarily from the collection of premiums and investment returns on funds invested on cash flows in excess of those retained and used for claims-paying obligations and insurance operations. Other significant sources of revenue include brokerage commissions collected from reinsurers on certain reinsurance programs placed on behalf of the Insurance Entities, policy fees collected from policyholders by the Company's wholly-owned managing general agent ("MGA") subsidiary and payment plan fees charged to policyholders who choose to pay their premiums in installments. The Company's wholly-owned adjusting company receives claims-handling fees from the Insurance Entities. The Insurance Entities receive reimbursement whenever claims-handling fees are subject to recovery under the Insurance Entities' respective reinsurance programs. These fees, after expenses, are recorded in the Consolidated Financial Statements as an adjustment to losses and loss adjustment expense ("LAE").

Basis of Presentation and Consolidation

The Consolidated Financial Statements have been prepared in conformity with: (i) United States ("U.S.") generally accepted accounting principles in the United States of America ("GAAP"); and (ii) the rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). The Consolidated Financial Statements include the accounts of UVE and its wholly-owned subsidiaries, as well as variable interest entities ("VIE") in which the Company is determined to be the primary beneficiary. All material intercompany balances and transactions have been eliminated in consolidation.

To conform to the current period presentation, certain amounts in the prior periods' consolidated financial statements and notes have been reclassified. Such reclassifications were of an immaterial amount and had no effect on previously reported net income or stockholders' equity.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company's primary use of estimates is in the recognition of unpaid losses, LAE, subrogation recoveries, reinsurance recoveries, and valuation of level 3 investments. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently Adopted Accounting Pronouncements

The Company adopted Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740)—Improvements to Income Tax Disclosures, which amends existing disclosure requirements for income taxes and requires public entities to provide in interim and annual reporting, tabular reconciliation disclosures of certain tax categories in both percentages and dollar amounts, a qualitative disclosure of state and local jurisdictions that make up the majority of the state and local income tax category, and the amount of income taxes paid. This guidance also eliminates the requirement for entities to estimate and disclose the reasonably possible range of unrecognized tax benefits in the next 12 months. The guidance is applied retrospectively to all periods presented in financial statements and is effective for fiscal years beginning after December 15, 2024, and for interim periods beginning after December 15, 2024. See "—*Note 12 (Income Taxes)*" for additional information.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the Financial Accounting Standards Board ("FASB") issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures, which requires additional disclosure of certain costs and expenses within the notes to the financial statements. The updated standard is effective for annual periods beginning in

2027 and interim periods beginning in the first quarter of 2028. Early adoption is permitted. The Company is currently evaluating the impact that the updated standard will have on financial statement disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software, which modernizes the accounting for internal-use software and clarifies capitalization criteria. The updated standard is effective for the company beginning with interim and annual reporting periods in 2028. Early adoption is permitted. The Company is currently evaluating the impact that the updated standard will have on the Consolidated Financial Statements.

There have been no other recent accounting pronouncements or changes in accounting pronouncements that are identified to have significance or potential significance to the Company.

Accounting Policies

The significant accounting policies followed by the Company are summarized as follows:

Consolidation Policy: The Consolidated Financial Statements include the accounts of the Company, its wholly-owned subsidiaries and VIEs in which the Company is determined to be the primary beneficiary. This analysis includes a review of the VIE's capital structure, related contractual relationships and terms, nature of the VIE's operations and purpose, nature of the VIE's interests issued, and the Company's involvement with the entity. When assessing the need to consolidate a VIE, the Company evaluates the design of the VIE as well as the related risks to which the entity was designed to expose the variable interest holders. The primary beneficiary is the entity that has both (i) the power to direct the activities of the VIE that most significantly affect the entity's economic performance and (ii) the obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. While also considering these factors, the consolidation conclusion depends on the Company's decision-making ability and its ability to influence activities that significantly affect the economic performance of the VIE.

Cash and Cash Equivalents. The Company includes in cash equivalents all short-term, highly liquid investments that are readily convertible to known amounts of cash and have an original maturity of three months or less. These amounts are carried at cost, which approximates fair value. The Company excludes any net negative cash balances from cash and cash equivalents that the Company has with any single financial institution. These amounts represent outstanding checks or drafts not yet presented to the financial institution and are reclassified to liabilities and presented as book overdraft in the Company's Consolidated Balance Sheets.

Restricted Cash and Cash Equivalents. The Company classifies amounts of cash and cash equivalents that are restricted in terms of their use and withdrawal and shown separately in the face of the Consolidated Balance Sheets. See "—*Note 5 (Insurance Operations)*" for discussions on the nature of the restrictions.

Investment, Securities Available for Sale. The Company's securities available for sale include debt securities and short-term investments with original maturities greater than three months. Securities available-for-sale are recorded at fair value in the Consolidated Balance Sheets, net of any allowance for credit losses. Unrealized gains and losses, excluding the credit loss portion, on available-for-sale debt securities and short-term investments are excluded from earnings and reported as a component of other comprehensive income ("OCI"), net of related deferred taxes until reclassified to earnings upon the consummation of a sales transaction with an unrelated third party. Gains and losses realized on the disposition of available-for-sale debt securities are determined on the first in, first out ("FIFO") basis and credited or charged to income. Premium and discount on investment securities are amortized and accreted using the interest method and charged or credited to investment income.

Allowance for Credit Losses-Available-For-Sale Securities. For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available-for-sale debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by rating agencies, market sentiment, and trends and adverse conditions specifically related to the security, among other quantitative and qualitative factors utilized at establishing an estimate for credit losses. If the assessment indicates that a credit loss exists, the present values of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in OCI.

Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss expense and are reported as other operating expenses. Losses are charged against the allowance when management believes an available-for-sale debt security is confirmed as uncollected or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable on available-for-sale securities totaled $11.9 million and $9.9 million as of December 31, 2025 and December 31, 2024, respectively and is evaluated in the estimate for credit losses. Accrued interest receivable is included under Other Assets in the Consolidated Balance Sheets.

Investment, Equity Securities. The Company's investments in equity securities are recorded at fair value in the Consolidated Balance Sheets with changes in the fair value of equity securities reported in current period earnings in the Consolidated Statements of Income within net change in unrealized gains (losses) on investments as they occur.

Investment Real Estate. Investment real estate is recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets. Real estate taxes, interest, and other costs incurred during development and construction of properties are capitalized. Income and expenses from income producing real estate are reported under net investment income. Investment real estate is evaluated for impairment when events or circumstances indicate the carrying value may not be recoverable.

Other Investments. The inputs used by management in estimating the fair value of Level 3 investments may include valuations and other reporting provided by representatives of the portfolio companies, original transaction prices, recent transactions for identical or similar instruments, and comparisons to fair values of comparable investments, and may include adjustments to reflect illiquidity or non-transferability. The Company has policies with respect to its investments, which may assist the Company in assessing the quality of information provided by, or on behalf of, each portfolio investment and in determining whether such information continues to be provided by a reliable source or whether further investigation is necessary. Any such investigation, as applicable, may or may not require management to forego its normal reliance on the value supplied by, or on behalf of, such portfolio investment and to independently recommend the fair value of the Company's interest in such portfolio investments for approval by the Board, consistent with the Company's valuation procedures. Other Investments are recorded at fair value in the Consolidated Balance Sheets.

Other Investments Measured at Net Asset Value. For certain investments with ownership interest at five percent or less, the Company uses the net asset value ("NAV") method to estimate the fair value of these investments. The Company generally recognizes its share of the limited partnerships' earnings or losses on a three-month lag. Due to the lag, the Company may record an adjustment to the Company's most recent share of NAV when the amount can be reasonably estimated, and a material impact on the net asset value is expected. Net investment income or loss from limited partnerships represents a net aggregate amount of operating results allocated to the Company based on the percentage of ownership interest in each limited partnership. Other investments measured at NAV are recorded at fair value and included in Other Investments in the Consolidated Balance Sheets,

Assets Held for Sale. The Company considers properties, including land, to be assets held for sale when (1) management commits to a plan to sell the property; (2) it is unlikely that the disposal plan will be significantly modified or discontinued; (3) the property is available for immediate sale in its present condition; (4) actions required to complete the sale of the property have been initiated; (5) sale of the property is probable and the Company expects the completed sale will occur within one year; and (6) the property is actively being marketed for sale at a price that is reasonable given our estimate of current market value. Upon designation of a property as an asset held for sale, we record the property's value at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and the Company ceases depreciation. Assets held for sale are stated separately in the accompanying Consolidated Balance Sheets. There were no assets held for sale as of December 31, 2025 and December 31, 2024.

Property and Equipment. Property and equipment is recorded at cost less accumulated depreciation and is depreciated on the straight-line basis over the estimated useful life of the assets. Estimated useful life of all property and equipment ranges from three years for equipment to twenty-seven-and-one-half years for buildings and improvements. Expenditures for improvements are capitalized and depreciated over the remaining useful life of the asset. Routine repairs and maintenance are expensed as incurred. Software is capitalized and amortized over three years.

Premiums Receivable. Generally, premiums are collected prior to or during the policy period as permitted under the Insurance Entities' payment plans. Credit risk is minimized through the effective administration of policy payment plans whereby the rules governing policy cancellation minimize circumstances in which the Company extends insurance coverage without having received the corresponding premiums. The Company performs a policy-level evaluation to determine the extent the premiums receivable balance exceeds the unearned premiums balance. Under Accounting Standards Codification ("ASC") 326 and given the short-term nature of these receivables, the Company employed the aging method to estimate credit losses by pooling receivables based on the levels of delinquency and evaluating current conditions and reasonable and supportable forecasts. As of December 31, 2025 and 2024, the Company recorded estimated credit losses of $2.3 million and $0.5 million, respectively.

Recognition of Premium Revenues. Direct and ceded premiums are recognized as revenue on a pro rata basis over the policy term or over the term of the reinsurance agreement. The portion of direct premiums that will be earned in the future is deferred and reported as unearned premiums. The portion of ceded premiums that will be earned in the future is deferred and reported as prepaid reinsurance premiums (ceded unearned premiums).

Recognition of Commission Revenue. Commission revenue generated from reinsurance brokerage commission earned on ceded premium by the Insurance Entities is recognized pro-rata over the term of the reinsurance agreements which coincides with the completion of the contract drafting, billing, claims settlement, reporting between the parties, and other service obligations under the brokerage agreements to the parties of the reinsurance agreements.

Policy Fees. Policy fees, which represents fees paid by policyholders to the MGA on all new and renewal insurance policies, are generally recognized as income upon policy inception, which coincides with the completion of our service obligation when the policy is issued.

Other Revenue. The Company offers its policyholders the option of paying their policy premiums in full at inception or in installments. The Company charges fees to its policyholders that elect to pay their premium in installments and records such fees as revenue when the service obligation is met by the Company.

Deferred Policy Acquisition Costs. The Company defers direct commissions and premium taxes relating to the successful acquisition or renewal of insurance policies and defers the costs until recognized as expense over the terms of the policies to which they are related. Deferred policy acquisition costs ("DPAC") are recorded at their estimated realizable value.

Goodwill. Goodwill arising from the acquisition of a business is initially measured at cost and not subject to amortization. The Company assesses goodwill for potential impairments at the end of each fiscal year, or during the year if an event or other circumstance indicates that the Company may not be able to recover the carrying amount of the asset. Goodwill is included under Other Assets in the Consolidated Balance Sheets.

Debt, Net of Debt Issuance Costs. The Company records debt, net in the Consolidated Balance Sheets at its carrying value. The Company incurs specific incremental costs in connection with the issuance of the Company's debt instruments. These debt issuance costs include issue costs and other direct costs payable to third parties that are recorded as a direct deduction from the carrying value of the associated debt liability in the Consolidated Balance Sheets. The Company amortizes the debt issuance costs as interest expense over the term of the related debt using the interest method in the Consolidated Statements of Income.

Insurance Liabilities. Unpaid losses and LAE are provided for as claims are incurred. The provision for unpaid losses and LAE includes: (1) the accumulation of individual case estimates for claims and claim adjustment expenses reported prior to the close of the accounting period; (2) estimates for unreported claims based on industry data and actuarial analysis; and (3) estimates of expenses for investigating and adjusting claims based on the experience of the Company and the industry. The Company estimates and accrues its right to subrogate reported or estimated claims against other parties. Subrogated claims are recorded at amounts estimated to be received from the subrogated parties, net of related costs and are netted against unpaid losses and LAE.

Inherent in the estimates of ultimate claims and subrogation are expected trends in claim severity, frequency, and other factors that may vary as claims are settled. The amount of uncertainty in the estimates is significantly affected by such factors as the amount of claims experience relative to the development period, knowledge of the actual facts and circumstances, and the amount of insurance risk retained. In addition, the Company's policyholders are subject to adverse weather conditions, such as hurricanes, tornadoes, ice storms, and tropical storms. The actuarial methods for making estimates for unpaid losses, LAE and subrogation recoveries and for establishing the resulting net liability are periodically reviewed, and any adjustments are reflected in current earnings.

Provision for Premium Deficiency. It is the Company's policy to evaluate and recognize losses on insurance contracts when estimated future claims, unamortized policy acquisition costs and expected policy maintenance costs under a group of existing contracts will exceed anticipated future premiums. No accrual for a premium deficiency was considered necessary as of December 31, 2025 and 2024.

Reinsurance. Ceded written premium is recorded upon the effective date of the reinsurance contracts and earned over the contract period. Amounts recoverable from reinsurers are estimated in a manner consistent with the provisions of the reinsurance agreements and consistent with the establishment of the gross insurance liability to the Company. Reinsurance premiums, losses and LAE are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Under ASC 326 and given the short-term nature of these receivables, the Company considered the effects of credit enhancements (i.e. funds withheld liability, letters of credit, and trust arrangements) and other qualitative factors that allowed it to conclude there was no material risk exposure. There is no estimated credit loss allowance as of December 31, 2025 and 2024.

Income Taxes. The Company accounts for income taxes under the asset and liability method, that recognizes the amount of income taxes payable or refundable for the current year and recognizes deferred tax assets and liabilities based on the tax rates expected to be in effect during the periods in which the temporary differences reverse. Temporary differences arise when income or expenses are recognized in different periods in the consolidated financial statements than on the tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all, or some portion, of the benefits related to deferred tax assets will not be realized. Income taxes include both estimated federal and state income taxes.

Income (Loss) Per Share of Common Stock. Basic earnings per share excludes dilution and is computed by dividing the Company's net income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing the Company's net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding during the period plus the impact of all potentially dilutive common shares, primarily preferred stock, unvested shares, and options. The dilutive impact of stock options and unvested shares is determined by applying the treasury stock method and the dilutive impact of the preferred stock is determined by applying the "if converted" method.

Fair Value Measurements. The Company's policy is to record transfers of assets and liabilities, if any, between Level 1, Level 2, and Level 3 at their fair values as of the end of each reporting period, consistent with the date of the determination of fair value. There were no transfers during the years ended December 31, 2025 and 2024.

Share-based Compensation. The Company accounts for share-based compensation based on the estimated grant-date fair value. The Company recognizes these compensation costs in other operating cost expenses and generally amortizes them on a straight-line basis over the requisite service period of the award, which is the vesting term. Restricted stock units are generally settled in common stock upon vesting (but may be cash settled to the extent that such is determined appropriate in the Compensation Committee's discretion) and are subject to time-based vesting requirements. Performance stock units are also generally settled in common stock upon vesting (but may be cash settled to the extent that such is determined appropriate in the Compensation Committee's discretion) and are subject to both time-based and performance-based vesting requirements. Restricted stock awards are generally settled in common stock upon vesting (but may be cash settled to the extent that such is determined appropriate in the Compensation Committee's discretion) and are subject to time-based vesting requirements. Forfeitures are generally recorded as they occur. The fair value of stock option awards was estimated using the Black-Scholes option pricing model with the grant-date assumptions. See "—*Note 9 (Share-Based Compensation)*" for additional information.

Statutory Accounting. UPCIC and APPCIC are highly regulated and prepare and file financial statements in conformity with the statutory accounting practices prescribed or permitted by the Florida Office of Insurance Regulation (the "FLOIR") and the National Association of Insurance Commissioners ("NAIC"), which differ from GAAP. The FLOIR requires insurance companies domiciled in Florida to prepare their statutory financial statements in accordance with the NAIC Accounting Practices and Procedures Manual (the "Manual"), as modified by the FLOIR. Accordingly, the admitted assets, liabilities and capital and surplus of UPCIC and APPCIC as of December 31, 2025 and 2024 and the results of operations and cash flows, for the years ended December 31, 2025, 2024 and 2023, for their regulatory filings have been prepared in accordance with statutory accounting principles as promulgated by the FLOIR and the NAIC. The statutory accounting principles are more restrictive than GAAP and are designed primarily to demonstrate the ability to meet obligations to policyholders and claimants.

Business Segment. The Company is a vertically integrated insurance holding company performing all aspects of property and casualty insurance underwriting, distribution, and claims. The Company conducts business as a single operating segment as a property and casualty insurer, which is based upon the Company's organizational and management structure, as well as information used by the Company's Chief Executive Office (the chief operating decision maker "CODM") to allocate the Company's resources.

NOTE 3 – INVESTMENTS

Available-for-Sale Securities

The following table provides the amortized cost and fair value of available-for-sale debt securities as of the dates presented (in thousands):

	December 31, 2025				
	Amortized Cost	Allowance for Expected Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities:					
U.S. government obligations and agencies	$ 28,560	$ —	$ 248	$ (243)	$ 28,565
Corporate bonds	962,761	(568)	7,860	(24,730)	945,323
Mortgage-backed and asset-backed securities	452,405	—	3,726	(20,370)	435,761
Municipal bonds	15,157	(1)	11	(897)	14,270
Redeemable preferred stock	7,262	(62)	48	(139)	7,109
Total	$ 1,466,145	$ (631)	$ 11,893	$ (46,379)	$ 1,431,028

	December 31, 2024				
	Amortized Cost	Allowance for Expected Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities:					
U.S. government obligations and agencies	$ 20,284	$ —	$ 35	$ (572)	$ 19,747
Corporate bonds	920,337	(894)	1,580	(52,075)	868,948
Mortgage-backed and asset-backed securities	387,538	—	1,041	(31,549)	357,030
Municipal bonds	15,893	(3)	—	(1,536)	14,354
Redeemable preferred stock	9,480	(121)	23	(382)	9,000
Total	$ 1,353,532	$ (1,018)	$ 2,679	$ (86,114)	$ 1,269,079

The following table provides the credit quality of available-for-sale debt securities with contractual maturities as of the dates presented (dollars in thousands):

Average Credit Ratings		December 31, 2025		December 31, 2024	
		Fair Value	% of Total Fair Value	Fair Value	% of Total Fair Value
AAA	$	452,520	31.6 %	$ 378,732	29.9 %
AA		238,705	16.7 %	146,456	11.5 %
A		431,545	30.2 %	425,503	33.5 %
BBB		298,976	20.9 %	313,265	24.7 %
No Rating Available		9,282	0.6 %	5,123	0.4 %
Total	$	1,431,028	100.0 %	$ 1,269,079	100.0 %

The table above includes credit quality ratings by Standard and Poor's Rating Services, Inc. ("S&P"), Moody's Investors Service, Inc. and Fitch Ratings, Inc. The Company has presented the highest rating of the three rating agencies for each investment position.

The following table summarizes the amortized cost and fair value of mortgage-backed and asset-backed securities as of the dates presented (in thousands):

		December 31, 2025		December 31, 2024	
		Amortized Cost	Fair Value	Amortized Cost	Fair Value
Mortgage-backed securities:					
Agency	$	248,661	$ 235,255	$ 194,400	$ 171,531
Non-agency		64,301	60,580	58,722	51,940
Asset-backed securities:					
Auto loan receivables		60,011	60,626	60,087	60,326
Credit card receivables		5,437	5,514	9,702	9,769
Other receivables		73,995	73,786	64,627	63,464
Total	$	452,405	$ 435,761	$ 387,538	$ 357,030

The following tables summarize available-for-sale debt securities, aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position, for which no allowance for expected credit losses has been recorded as of the dates presented (in thousands):

		December 31, 2025			
		Less Than 12 Months		12 Months or Longer	
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt Securities:					
U.S. government obligations and agencies	$	2,585	$ (4)	$ 1,735	$ (239)
Corporate bonds		27,363	(103)	223,610	(13,306)
Mortgage-backed and asset-backed securities		41,071	(293)	154,470	(20,076)
Municipal bonds		1,815	(16)	8,207	(671)
Redeemable preferred stock		—	—	92	(54)
Total	$	72,834	$ (416)	$ 388,114	$ (34,346)

| | December 31, 2024 | | | |
| | Less Than 12 Months | | 12 Months or Longer | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt Securities:				
U.S. government obligations and agencies	$ 12,962	$ (193)	$ 2,727	$ (379)
Corporate bonds	44,049	(1,780)	283,877	(25,336)
Mortgage-backed and asset-backed securities	64,516	(1,567)	179,865	(29,935)
Municipal bonds	1,244	(53)	9,624	(1,099)
Redeemable preferred stock	—	—	825	(84)
Total	$ 122,771	$ (3,593)	$ 476,918	$ (56,833)

Unrealized losses on available-for-sale debt securities in the above table as of December 31, 2025 and 2024 have not been recognized into income as credit losses because the issuers are of high credit quality (investment grade securities), management does not intend to sell nor do they believe it is more likely than not it will be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates and other market conditions. There were no material factors impacting any one category or specific security requiring an accrual for credit loss. The issuers continue to make principal and interest payments on the bonds. The fair value is expected to recover as the bonds approach maturity.

The table of expected credit losses below presents the beginning and ending balances, along with the provision for or reversal of credit loss expenses, categorized by security type. This information pertains to available-for-sale debt securities that are in an unrealized loss position, necessitating a credit allowance (in thousands):

	Corporate Bonds	Municipal Bonds	Redeemable Preferred Stock	Total Expected Credit Losses
Balance, December 31, 2023	$ 469	$ 4	$ 93	$ 566
Provision for (or reversal of) credit loss expense	425	(1)	28	452
Balance, December 31, 2024	894	3	121	1,018
Provision for (or reversal of) credit loss expense	(326)	(2)	(59)	(387)
Balance, December 31, 2025	$ 568	$ 1	$ 62	$ 631

See "—*Note 2 (Summary of Significant Accounting Policies — Allowance for Credit Losses-Available-For-Sale Securities)*" for more information about the methodology and significant inputs used to measure the amount related to expected credit losses on available-for-sale debt securities.

The following table presents the amortized cost and fair value of investments with maturities as of the date presented (in thousands):

| | December 31, 2025 | |
	Amortized Cost	Fair Value
Due in one year or less	$ 161,486	$ 160,558
Due after one year through five years	775,050	760,136
Due after five years through ten years	484,989	469,179
Due after ten years	42,217	38,795
Perpetual maturity securities	2,403	2,360
Total	$ 1,466,145	$ 1,431,028

All securities, except those with perpetual maturities, were categorized in the table above utilizing years to effective maturity. Effective maturity takes into consideration all forms of potential prepayment, such as call features or prepayment schedules, that shorten the lifespan of contractual maturity dates.

The following table provides certain information related to available-for-sale debt securities, equity securities and other investments, during the periods presented (in thousands):

		Years Ended December 31,				
		2025		2024		2023
Proceeds from sales and maturities (fair value):						
Available-for-sale debt securities	$	317,327	$	156,210	$	128,304
Equity securities	$	22,144	$	13,854	$	45,095
Other investments	$	11,463	$	—	$	—
Gross realized gains on sale of securities:						
Available-for-sale debt securities	$	529	$	704	$	36
Equity securities	$	3,675	$	1,347	$	1,744
Other investments	$	6,669	$	—	$	—
Gross realized losses on sale of securities:						
Available-for-sale debt securities	$	(2,105)	$	(1,499)	$	(1,527)
Equity securities	$	(3,069)	$	(1,867)	$	(1,482)

The following table presents the components of net investment income, comprised primarily of interest and dividends, for the periods presented (in thousands):

		Years Ended December 31,				
		2025		2024		2023
Available-for-sale debt securities	$	48,008	$	35,428	$	24,793
Equity securities		3,678		3,647		4,019
Cash and cash equivalents (1)		21,351		22,185		21,448
Other (2)		645		569		523
Total investment income		73,682		61,829		50,783
Less: Investment expenses (3)		(3,055)		(2,681)		(2,334)
Net investment income	$	70,627	$	59,148	$	48,449

(1) Includes interest earned on restricted cash and cash equivalents.

(2) Includes investment income earned on real estate investments.

(3) Includes custodial fees, investment accounting and advisory fees, and expenses associated with real estate investments.

Equity Securities

The following table provides the unrealized gains and (losses) recognized for the periods presented on equity securities still held at the end of the reported period (in thousands):

		Years Ended December 31,				
		2025		2024		2023
Unrealized gains (losses) recognized during the reported period on equity securities still held at the end of the reported period	$	1,363	$	7,194	$	3,723

Investment Real Estate

Investment real estate consisted of the following as of the dates presented (in thousands):

| | As of December 31, | | | |
	2025		2024	
Income Producing:				
Investment real estate	$	7,426	$	10,102
Less: Accumulated depreciation		(1,963)		(1,780)
Investment real estate, net	$	5,463	$	8,322

The following table provides the depreciation expense related to investment real estate for the periods presented (in thousands):

| | Years Ended December 31, | | | | | |
	2025		2024		2023	
Depreciation expense on investment real estate	$	250	$	208	$	186

Other Investments

The Company has ownership interests in limited partnerships that are not registered or readily tradable on a securities exchange. These partnerships are with private equity funds managed by general partners who make decisions with regard to financial policies and operations. As such, the Company is not the primary beneficiary and does not consolidate these partnerships.

The fair value of the Company's investments in certain private equity funds is also determined using Net Asset Value. The timing of the delivery of the funds' financial statements and financial information is on a three-month lag which results in a three-month delay in the recognition of our share of the change in Net Asset Value. Effective in 2024, as this is the best information available, it will be used for the estimate of the net asset value as well as the fair value, unless conditions have changed significantly in the economy or securities markets. In such a case, we will adjust our estimate with assistance from the general partner.

The fair value of the other investments reported at net asset value consisted of the following as of the date presented (in thousands):

| | As of December 31, 2025 | | | |
	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Investments in private equity limited partnerships - Net Asset Value (a)	$ 10,693	$ —	N/A	N/A
Total	$ 10,693	$ —		

(a) This class includes private equity funds that invest in cybersecurity companies and a space launch company, which are subject to a contractual restriction on the transfer or sale by the Company prior to liquidation or dissolution of the partnership agreement by the general partner. Distributions are received through liquidation of the underlying assets of the fund. The fair value of these assets has been estimated using the net asset value per share of investments. It is estimated that these investments will be liquidated over three to eight years.

| | As of December 31, 2024 | | | |
	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Investments in private equity limited partnerships - Net Asset Value (a)	$ 3,921	$ —	N/A	N/A
Total	$ 3,921	$ —		

(a) This class includes private equity funds that invest in cybersecurity companies which are subject to a contractual restriction on the transfer or sale by the Company prior to liquidation or dissolution of the partnership agreement by the general partner. Distributions are received through liquidation of the underlying assets of the fund. The fair value of these assets have been estimated using the net asset value per share of investments. It is estimated that these investments will be liquidated over four to nine years.

Other investments consisted of the following as of the dates presented (in thousands):

| | As of December 31, | |
	2025	2024
Investments in private equity limited partnerships reported at fair value	$ —	$ 12,202
Investments in private equity limited partnerships reported at net asset value	10,693	3,921
Total Investments in private equity limited partnerships	$ 10,693	$ 16,123

The limited partnership investments are subject to a contractual restriction on the transfer or sale by the Company prior to liquidation or dissolution of the partnership agreement by the general partner. This restriction lapses upon the dissolution of the partnership or upon the written consent of the general partner and its Board of Directors.

The following table provides the unrealized gains (losses) recognized for the periods presented on investment in private equity limited partnership still held at the end of the reported period (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
Unrealized gains (losses) recognized during the reported period on investment in private equity limited partnership reported at fair value still held at the end of the reported period	$ —	$ 1,768	$ 5,640
Unrealized gains (losses) recognized during the reported period on investments in private equity limited partnerships reported at net asset value still held at the end of the reported period	5,737	(79)	—
Total unrealized gains (losses) recognized during the reported period on investments in private equity limited partnerships still held at the end of the reported period	$ 5,737	$ 1,689	$ —

The unrealized gains (losses) and realized gains (losses) on these investments are recognized in net change in unrealized gains (losses) on equity investments and net realized gains (losses) on investments, respectively, in the Consolidated Statement of Income. At December 31, 2025 and 2024 the Company's net cumulative contributed capital to private equity limited partnerships reported at fair value totaled $0.0 million and $4.8 million, respectively, due to the sale of the investment in the second quarter of 2025. At December 31, 2025 and 2024 the Company's net cumulative contributed capital to private equity limited partnerships reported at net asset value totaled $5.0 million and $4.0 million, respectively.

NOTE 4 – REINSURANCE

The Company seeks to reduce its risk of loss by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers, generally as of the beginning of the hurricane season on June 1st of each year. The Company's current reinsurance programs consist principally of catastrophe excess of loss reinsurance, subject to the terms and conditions of the applicable agreements. Notwithstanding the purchase of such reinsurance, the Company is responsible for certain retained loss amounts before reinsurance attaches and for insured losses related to catastrophes and other events that exceed coverage provided by or otherwise are not within the scope of the reinsurance programs. The Company remains responsible for the settlement of insured losses irrespective of whether any of the reinsurers fail to make payments otherwise due.

To reduce credit risk for amounts due from reinsurers, the Insurance Entities seek to do business with financially sound reinsurance companies and regularly evaluate the financial strength of all reinsurers used.

The following table presents ratings from rating agencies and the unsecured amounts due from the reinsurers whose aggregate balance exceeded 3% of the Company's stockholders' equity as of the dates presented (in thousands):

| | Ratings as of December 31, 2025 | | | | |
| | AM Best Company | Standard and Poor's Rating Services, Inc. | Moody's Investors Service, Inc. | Due from as of December 31, | |
Reinsurer				2025	2024
Various Lloyd's of London Syndicates (1)	A+	AA-	n/a	$ 75,742	$ 282,826
Florida Hurricane Catastrophe Fund "FHCF" (2)	n/a	n/a	n/a	69,734	81,375
Markel Bermuda Ltd.	A	A	A	38,569	94,173
Everest Reinsurance Co	A+	A+	A	22,041	47,807
Renaissance Reinsurance Ltd.	A+	A+	A	20,875	35,808
DaVinci Reinsurance Ltd.	A	A+	A	18,799	73,645
Total (3)				$ 245,760	$ 615,634

(1) Moody's does not provide a rating for Lloyd's; the reinsurer is fully collateralized with a trust agreement.

(2) No rating is available, because the fund is not rated.

(3) Amounts represent prepaid reinsurance premiums and net recoverables for paid and unpaid losses, including incurred but not reported reserves, and LAE.

The Company's reinsurance arrangements had the following effect on certain items in the Consolidated Statements of Income for the periods presented (in thousands):

| | For the Year Ended December 31, 2025 | | |
	Premiums Written	Premiums Earned	Losses and Loss Adjustment Expenses
Direct	$ 2,140,256	$ 2,108,743	$ 1,001,269
Ceded	(698,043)	(669,728)	(15,391)
Net	$ 1,442,213	$ 1,439,015	$ 985,878

	For the Year Ended December 31, 2024		
	Premiums Written	Premiums Earned	Losses and Loss Adjustment Expenses
Direct	$ 2,069,692	$ 1,999,805	$ 1,785,133
Ceded	(653,193)	(626,732)	(697,767)
Net	$ 1,416,499	$ 1,373,073	$ 1,087,366

	For the Year Ended December 31, 2023		
	Premiums Written	Premiums Earned	Losses and Loss Adjustment Expenses
Direct	$ 1,921,833	$ 1,875,129	$ 1,046,854
Ceded	(577,020)	(623,193)	(54,218)
Net	$ 1,344,813	$ 1,251,936	$ 992,636

The following prepaid reinsurance premiums and reinsurance recoverable are reflected in the Consolidated Balance Sheets as of the dates presented (in thousands):

	As of December 31,	
	2025	2024
Prepaid reinsurance premiums	$ 291,031	$ 262,716
Reinsurance recoverable on paid losses and LAE	$ 18,574	$ 65,681
Reinsurance recoverable on unpaid losses and LAE	214,344	561,936
Reinsurance recoverable	$ 232,918	$ 627,617

NOTE 5 – INSURANCE OPERATIONS

Deferred Policy Acquisition Costs

The Company defers certain costs in connection with written premium, called Deferred Policy Acquisition Costs. DPAC is amortized over the effective period of the related insurance policies.

The following table presents the beginning and ending balances and the changes in DPAC for the periods presented (in thousands):

	Years Ended December 31,		
	2025	2024	2023
DPAC, beginning of year	$ 121,178	$ 109,985	$ 103,654
Capitalized Costs	254,164	239,525	217,286
Amortization of DPAC	(246,778)	(228,332)	(210,955)
DPAC, end of year	$ 128,564	$ 121,178	$ 109,985

Regulatory Requirements and Restrictions

The Insurance Entities are subject to regulations and standards of the FLOIR. The Insurance Entities are also subject to regulations and standards of regulatory authorities in other states where they are licensed, although as Florida-domiciled insurers, their principal regulatory authority is the FLOIR. These standards and regulations include a requirement that the Insurance Entities maintain specified levels of statutory capital surplus and restrict the timing and amount of dividends and other distributions that may be paid by the Insurance Entities to the parent company. Except in the case of extraordinary dividends, these standards generally permit dividends to be paid from statutory unassigned funds of the regulated insurance company subsidiary and are limited based on the subsidiary insurer's level of statutory net income and statutory capital and surplus. The maximum dividend that may be paid by the Insurance Entities to their immediate parent company, Protection Solutions, Inc. ("PSI"), without prior regulatory approval is limited by the provisions of the Florida Insurance Code. These dividends are referred to as "ordinary dividends." However, if the dividend, together with other dividends paid within the preceding 12 months, exceeds this statutory limit or is paid from sources other than earned surplus, the entire dividend is generally considered an "extraordinary dividend" and must receive prior regulatory approval.

In accordance with Florida Insurance Code, and based on the calculations performed by the Company as of December 31, 2025, UPCIC and APPCIC currently are not able to pay any ordinary dividends during 2026. For the years ended December 31, 2025 and 2024, no dividends were paid from the Insurance Entities to PSI.

The Florida Insurance Code requires a residential property insurance company to maintain statutory capital and surplus as to policyholders of at least $15.0 million or ten percent of the insurer's total liabilities, whichever is greater. The following table presents the amount of capital and surplus calculated in accordance with statutory accounting principles, which differs from GAAP, and an amount representing ten percent of total liabilities for each of the Insurance Entities as of the dates presented (in thousands):

| | | As of December 31, | | |
		2025*		2024
Statutory capital and surplus				
UPCIC	$	475,952	$	385,530
APPCIC	$	33,142	$	27,985
Ten percent of total liabilities				
UPCIC	$	170,473	$	161,438
APPCIC	$	2,664	$	3,179

* Unaudited

As of the dates in the table above, the Insurance Entities each exceeded the minimum statutory capitalization requirement. The Insurance Entities also met the capitalization requirements of the other states in which they are licensed as of December 31, 2025. Annually, the Insurance Entities each are also required to adhere to prescribed premium-to-capital surplus ratios and each have met those requirements. Statutory capital and surplus for UPCIC at December 31, 2024 includes a $12.1 million capital contribution funded in February 2025 by UVE through PSI, the Insurance Entities' parent company, but permitted to be included in the statutory capital and surplus at December 31, 2024 with the permission of the FLOIR under statutory accounting principles. This contribution was not recognized on a U.S. GAAP basis.

The following table summarizes combined net income (loss) for the Insurance Entities determined in accordance with statutory accounting practices for the periods presented (in thousands):

| | | Years Ended December 31, | | | | |
		2025*		2024		2023
Combined net income (loss)	$	95,330	$	15,398	$	(97,144)

* Unaudited

The Insurance Entities each are required annually to comply with the NAIC risk-based capital ("RBC") requirements. RBC requirements prescribe a method of measuring the amount of capital appropriate for an insurance company to support its overall business operations in light of its size and risk profile. NAIC RBC requirements are used by regulators to determine appropriate regulatory actions relating to insurers who show signs of a weak or deteriorating condition. As of December 31, 2025, based on calculations using the appropriate NAIC RBC formula, the Insurance Entities each reported total adjusted capital in excess of the requirements.

The Insurance Entities are required by various state laws and regulations to maintain certain assets in depository accounts. The following table represents assets held by insurance regulators as of the dates presented (in thousands):

	As of December 31,			
	2025		2024	
Restricted cash and cash equivalents				
Florida	$	1,800	$	1,800
Georgia		35		35
North Carolina		800		800
Virginia		335		—
Total	$	2,970	$	2,635
Investments				
Hawaii	$	2,958	$	2,762
Massachusetts		130		121
South Carolina		139		131
Virginia		339		315
Total	$	3,566	$	3,329

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of the dates presented (in thousands):

	As of December 31,			
	2025		2024	
Land	$	5,344	$	5,344
Buildings and improvements		45,582		42,374
Computers		10,367		9,761
Furniture		4,058		3,844
Automobiles and other vehicles		15,177		14,744
Software		7,131		7,007
Total		87,659		83,074
Less: Accumulated depreciation and amortization		(39,518)		(34,982)
Net of accumulated depreciation and amortization		48,141		48,092
Construction in progress		1,208		561
Property and equipment, net	$	49,349	$	48,653

Depreciation and amortization expense was $6.3 million, $6.2 million and $7.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 7 – DEBT

The Company designates debt obligations as either short-term or long-term based on maturity date at issuance. Total debt, current and non-current, consists of the following as of the dates presented (in thousands):

	As of December 31,	
	2025	2024
Long-term debt, current portion:		
Surplus note	$ 1,103	$ —
5.625% senior unsecured notes	100,000	—
Long-term debt, non-current portion:		
Surplus note	—	2,573
5.625% senior unsecured notes	—	100,000
Total principal amount	101,103	102,573
Less: unamortized debt issuance costs	(622)	(1,330)
Total debt, net	$ 100,481	$ 101,243

Surplus Note

On November 9, 2006, UPCIC entered into a $25.0 million surplus note with the State Board of Administration of Florida (the "SBA") under Florida's Insurance Capital Build-Up Incentive Program (the "ICBUI"). The surplus note has a twenty-year term and accrues interest, adjusted quarterly based on the 10-year Constant Maturity Treasury Index. The carrying amount of the surplus note is included in the statutory capital and surplus of UPCIC.

The effective interest rate paid on the surplus note was 5.35%, 4.56% and 4.30% for the years ended December 31, 2025, 2024 and 2023, respectively. Any payment of principal or interest by UPCIC on the surplus note must be approved by the Commissioner of the FLOIR. Quarterly principal payments of $368 thousand are due through 2026. Aggregate principal payments of approximately $1.5 million were made during each of the years ended December 31, 2025, 2024 and 2023.

UPCIC is in compliance with each of the loan's covenants as implemented by rules promulgated by the SBA. An event of default will occur under the surplus note, as amended, if UPCIC: (i) defaults in the payment of the surplus note; (ii) fails to submit quarterly filings to the FLOIR; (iii) fails to maintain at least $50 million of surplus during the term of the surplus note, except for certain situations; (iv) misuses proceeds of the surplus note; (v) makes any misrepresentations in the application for the program; (vi) pays any dividend when principal or interest payments are past due under the surplus note; or (vii) fails to maintain a level of surplus and reinsurance sufficient to cover in excess of UPCIC's 1-in-100 year probable maximum loss as determined by a hurricane loss model accepted by the Florida Commission on Hurricane Loss Projection Methodology as certified by the FLOIR annually. To avoid a penalty rate, UPCIC must maintain either a ratio of net written premium to surplus of at least 2:1 or a ratio of gross written premiums to surplus of at least 6:1 according to a calculation method set forth in the surplus note. As of December 31, 2025, UPCIC's net written premium to surplus ratio was in excess of the required minimums and, therefore, UPCIC is not subject to the penalty rate. The surplus note ranks subordinate in right of payment to the Senior Unsecured Notes and Unsecured Revolving Loan described below.

Senior Unsecured Notes

On November 23, 2021, the Company entered into Note Purchase Agreements with certain institutional accredited investors and qualified institutional buyers pursuant to which the Company issued and sold $100 million of 5.625% Senior Unsecured Notes due 2026 (the "Notes"). The Note Purchase Agreements contain certain customary representations, warranties and covenants made by the Company.

The Notes were offered and sold by the Company in a private placement transaction in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended. On March 24, 2022, the Registration Statement registering the exchange of Notes for registered Notes was declared effective by the Securities and Exchange Commission, and all of the Notes have since been exchanged for registered Notes with identical financial terms.

The Notes are senior unsecured debt obligations that bear interest at the rate of 5.625% per annum, payable semi-annually in arrears on May 30th and November 30th of each year, beginning on May 30, 2022. The Notes are subject to adjustment from time to time in the event of a downgrade or subsequent upgrade of the rating assigned to the Notes. The Notes mature on November 30, 2026 at which time the entire $100.0 million of principal is due and payable. At any time on or after November 30, 2023, the Company may redeem all or part of the Notes at redemption prices (expressed as percentages of the principal amount) equal to (i) 102.81250% for the twelve-month period beginning on November 30, 2023; (ii) 101.40625% for the twelve-month period beginning on November 30, 2024 and (iii) 100.000% at any time thereafter, plus accrued and unpaid interest up to, but not including, the redemption date.

On November 23, 2021, the Company entered into an indenture, relating to the issuance of the Notes (the "Indenture"), with UMB Bank National Association, as trustee. The Notes are not subject to any sinking fund and are not convertible into or exchangeable, other than pursuant to the Exchange Offer, for any other securities or assets of the Company or any of its subsidiaries. The Notes are not subject to redemption at the option of the holder. The indenture governing the Notes contains financial covenants, terms, events of default and related cure provisions that are customary in agreements used in connection with similar transactions. As of December 31, 2025, the Company was in compliance with all applicable covenants, including financial covenants.

The Notes are unsecured senior obligations of the Company, are not obligations of, and are not guaranteed by, any subsidiary of the Company. The Notes rank equally in right of payment to the Unsecured Revolving Loan described below.

Unsecured Revolving Loan

On May 30, 2025, the Company entered into a committed and unsecured $50.0 million revolving credit line with JP Morgan Chase Bank, N.A. This agreement succeeded the previous $50.0 million revolving credit line with J.P. Morgan Chase, N.A., entered into on May 31, 2024. As of December 31, 2025, the Company has not borrowed any amount under this revolving loan. The Company must pay an annual commitment of 0.50% of the unused portion of the commitment. Borrowings mature on May 29, 2026, 364 days after the inception date and carry an interest rate of prime rate plus a margin of 2%. The credit line is subject to annual renewals. The credit line contains customary financial and other covenants, with which the Company is in compliance.

Maturities

The following table provides an estimate of aggregate principal payments to be made for the amounts due on debt as of December 31, 2025 (in thousands):

2026	$	101,103
2027		—
2028		—
2029		—
2030		—
Thereafter		—
Total debt maturities		101,103
Less: unamortized debt issuance costs		(622)
Total debt maturities, net	$	100,481

Interest Expense

The following table provides interest expense related to debt during the periods presented (in thousands):

	Years Ended December 31,					
		2025		2024		2023
Interest Expense:						
Surplus note	$	89	$	143	$	198
5.625% Senior unsecured notes		5,625		5,625		5,625
Non-cash expense (1)		708		708		708
Total	$	6,422	$	6,476	$	6,531

(1) Represents amortization of debt issuance costs.

NOTE 8 – STOCKHOLDERS' EQUITY

Cumulative Convertible Preferred Stock

As of December 31, 2025 and 2024, the Company had shares outstanding of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible by the Company into shares of common stock.

The following table provides certain information for the convertible Series A preferred stock as of the dates presented (in thousands, except conversion factor):

	As of December 31,	
	2025	2024
Shares issued and outstanding	10	10
Conversion factor	2.50	2.50
Common shares resulting if converted	25	25

The Series A Preferred Stock pays a cumulative dividend of $0.25 per share per quarter. The Company declared and paid aggregate dividends to the holder of record of the Company's Series A Preferred Stock of $10 thousand for each of the years ended December 31, 2025 and 2024.

Common Stock

Shares Repurchased

From time to time, the Company's Board of Directors may authorize share repurchase programs under which the Company may repurchase shares of the Company's common stock in the open market. The following table presents repurchases of the Company's common stock for the periods presented (in thousands, except total number of shares repurchased and per share data):

Date Authorized	Expiration Date	Dollar Amount Authorized	Total Number of Shares Repurchased During the Year Ended December 31, 2025	2024	Aggregate Purchase Price	Average Price per Share Repurchased	Plan Completed or Expired
May 1, 2025	May 1, 2027	$ 20,000	737,462	—	$ 19,784	$ 26.83	
March 11, 2024	March 11, 2026	$ 20,000	106,189	—	$ 2,586	$ 24.35	May 2025
March 11, 2024	March 11, 2026	$ 20,000	—	871,427	$ 17,414	$ 19.98	May 2025
June 12, 2023	June 10, 2025	$ 20,000	—	207,722	$ 4,133	$ 19.90	March 2024

See the "Consolidated Statements of Stockholders' Equity" for a roll-forward of treasury shares.

Dividends Declared

The Company declared dividends on its outstanding shares of common stock to its shareholders of record as follows for the periods presented (in thousands, except per share amounts):

	For the Years Ended December 31,					
	2025		2024		2023	
	Per Share Amount	Aggregate Amount (1)	Per Share Amount	Aggregate Amount (1)	Per Share Amount	Aggregate Amount (1)
First Quarter	$ 0.16	$ 4,489	$ 0.16	$ 4,761	$ 0.16	$ 4,967
Second Quarter	$ 0.16	$ 4,577	$ 0.16	$ 4,768	$ 0.16	$ 5,004
Third Quarter	$ 0.16	$ 4,694	$ 0.16	$ 4,724	$ 0.16	$ 4,935
Fourth Quarter	$ 0.29	$ 8,586	$ 0.29	$ 8,502	$ 0.29	$ 8,672

(1) Includes dividend equivalents due to employees who hold performance share units and restricted stock units which are subject to time-vesting conditions or dividend equivalents due to directors or employees who hold restricted stock awards which are subject to time-vesting conditions.

Applicable provisions of the Delaware General Corporation Law may affect the ability of the Company to declare and pay dividends on its Common Stock. In particular, pursuant to the Delaware General Corporation Law, a company may pay dividends out of its surplus, as defined, or out of its net profits, for the fiscal year in which the dividend is declared and/or the preceding year. Surplus is defined in the Delaware General Corporation Law to be the excess of net assets of the company over capital. Capital is defined to be the aggregate par value of shares issued. Moreover, the ability of the Company to pay dividends, if and when declared by its Board of Directors, may be restricted by regulatory limits on the amount of dividends, which the Insurance Entities are permitted to pay the Company.

Restrictions limiting the payment of dividends by UVE

UVE pays dividends to shareholders, which are funded by earnings on investments and distributions from the earnings of its consolidated subsidiaries. Generally, other than as disclosed above and in "—*Note 7 (Debt)*," there are no restrictions for UVE limiting the payment of dividends. However, UVE's ability to pay dividends to shareholders may be affected by restrictions on the ability of the Insurance Entities to pay dividends to UVE through PSI. See "—*Note 5 (Insurance Operations)*," for a discussion of these restrictions. There are no such restrictions for UVE's non-insurance consolidated subsidiaries. The Parent Company received dividends from the earnings of its non-insurance consolidated subsidiaries totaling $124.4 million, $61.9 million, and $156.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. No dividends were distributed by UPCIC and APPCIC to the Parent Company during these periods.

UVE made capital contributions of $12.1 million, $44.0 million, and $72.0 million to UPCIC during the years ended December 31, 2025, 2024 and 2023, respectively. UVE made no capital contributions to APPCIC during the years ended December 31, 2025, 2024, and 2023.

During 2025, 2024, and 2023, UVE did not enter into subordinated surplus debentures with UPCIC or APPCIC. See "—*Schedule II - Financial Information of Registrant—Note 2 (Intercompany Note Receivable)*."

NOTE 9 – SHARE-BASED COMPENSATION

Equity Compensation Plans

Prior to 2021 the Company managed its equity compensation under the 2009 Omnibus Incentive Plan (the "2009 Plan"). In April 2021, the Company's Board of Directors adopted, subject to shareholder approval, the 2021 Omnibus Incentive Plan (the "2021 Plan"). The 2021 Plan was approved by the Company's shareholders effective June 11, 2021, at which time the 2009 Plan was terminated. Shares reserved for future issuance under the 2009 Plan are no longer available and no further grants will be made under this plan.

At the inception of the Company's 2021 Plan, 1,835,000 shares were initially reserved for issuance. At the 2024 Annual Meeting of Shareholders held on June 13, 2024, shareholders voted to approve the recommendations of the Company's Board of Directors to amend the 2021 Plan to add 1,450,000 shares to the shares reserved for grant.

At December 31, 2025, 701,237 shares remained reserved for issuance for new awards under the 2021 Plan.

Awards under the 2021 Plan may include incentive stock options, non-qualified stock option awards ("Stock Options"), stock appreciation rights, non-vested shares of common stock, restricted stock awards ("RSAs"), performance share units ("PSUs"), restricted stock units ("RSUs"), and other share-based awards or cash-based incentive awards. Awards under the Incentive Plan may be granted to employees, directors, consultants or other persons providing services to the Company or its affiliates.

The following table provides certain information related to Stock Options, RSAs, PSUs and RSUs for the year ended December 31, 2025 (in thousands, except per share data):

					For the Year Ended December 31, 2025					
	Stock Options				Restricted Stock Awards		Performance Share Units		Restricted Stock Units	
	Number of Options (2)	Weighted Average Exercise Price per Share (1)	Aggregate Intrinsic Value	Weighted Average Remaining Term	Number of Shares (2)	Weighted Average Grant Date Fair Value per Share (1)	Number of Share Units (2)	Weighted Average Grant Date Fair Value per Share Units (1)	Number of Share Units (2)	Weighted Average Grant Date Fair Value per Share Units (1)
2009 Omnibus Plan										
Outstanding as of December 31, 2024	2,087	$ 21.33			—	$ —	—	$ —	—	$ —
Granted	—	—			—	—	—	—	—	—
Forfeited	—	—			—	—	—	—	—	—
Exercised	(491)	19.33			n/a	n/a	n/a	n/a	n/a	n/a
Vested	—	—			—	—	—	—	—	—
Expired	—	—			n/a	n/a	n/a	n/a	n/a	n/a
Outstanding as of December 31, 2025	1,596	$ 21.95	$ 18,928	3.46	—	$ —	—	$ —	—	$ —
Exercisable as of December 31, 2025	1,596	$ 21.95	$ 18,928	3.46						
2021 Omnibus Plan										
Outstanding as of December 31, 2024	500	$ 12.50			28	$ 18.62	258	$ 19.15	634	$ 17.81
Granted	—	—			347	23.27	90	21.50	262	27.72
Forfeited	—	—			—	—	—	—	(25)	16.17
Exercised	(250)	13.19			n/a	n/a	n/a	n/a	n/a	n/a
Vested	n/a	n/a			(28)	18.62	(103)	12.19	(286)	16.34
Expired	—	—			n/a	n/a	n/a	n/a	n/a	n/a
Outstanding as of December 31, 2025	250	$ 11.80	$ 5,500	6.17	347	$ 23.27	245	$ 20.01	585	$ 23.05
Exercisable as of December 31, 2025	250	$ 11.80	$ 5,500	6.17						

(1) Unless otherwise specified, such as in the case of the exercise of Stock Options, the per share prices were determined using the closing price of the Company's common stock as quoted on the exchanges on which the Company was listed. Shares issued upon exercise of options represent original issuances in private transactions pursuant to Section 4(2) of the Securities Act of 1933, as amended or issuances under the Company's 2009 or 2021 Plan.

(2) All shares outstanding as of December 31, 2025, are expected to vest.

n/a   Not applicable

The following table provides certain information in connection with the Company's share-based compensation arrangements for the periods presented (in thousands):

		Years Ended December 31,				
		2025		2024		2023
Compensation expense:						
Stock options	$	62	$	328	$	996
Restricted stock awards		1,479		561		588
Performance share units		2,612		3,371		868
Restricted stock units		5,278		4,367		2,554
Total	$	9,431	$	8,627	$	5,006
Deferred tax benefits:						
Stock options	$	—	$	—	$	41
Restricted stock awards		—		—		—
Performance share units		—		—		—
Restricted stock units		759		817		481
Total	$	759	$	817	$	522
Realized tax benefits:						
Stock options	$	407	$	—	$	82
Restricted stock awards		182		165		207
Performance share units		—		—		—
Restricted stock units		1,954		1,183		501
Total	$	2,543	$	1,348	$	790
Excess tax benefits (shortfall):						
Stock options	$	16	$	(1,599)	$	7
Restricted stock awards		53		21		47
Performance share units		—		—		—
Restricted stock units		1,040		373		(34)
Total	$	1,109	$	(1,205)	$	20
Weighted average fair value per option or share:						
Restricted stock awards grants	$	23.27	$	18.62	$	16.23
Performance share unit grants	$	21.50	$	19.98	$	18.26
Restricted stock unit grants	$	27.72	$	20.49	$	16.68
Intrinsic value of options exercised	$	6,336	$	2	$	315
Fair value of restricted stock awards vested	$	738	$	671	$	843
Fair value of performance share units vested	$	2,160	$	—	$	164
Fair value of restricted stock units vested	$	9,155	$	5,188	$	3,108
Cash received for strike price and tax withholdings	$	—	$	—	$	41
Shares acquired through cashless exercise (1)		721		70		104
Value of shares acquired through cashless exercise (1)	$	18,889	$	1,473	$	339

(1) All shares acquired represent shares tendered to cover the strike price for options and tax withholdings on the intrinsic value of Stock Options exercised, RSA vested, PSUs vested or RSUs vested. These shares have been canceled by the Company.

The following table provides the amount of unrecognized compensation expense as of the most recent balance sheet date and the weighted average period over which those expenses will be recorded for RSAs, PSUs, and RSUs (dollars in thousands):

	As of December 31, 2025		
	Restricted Stock Awards	Performance Share Units	Restricted Stock Units
Unrecognized expense	$ 6,831	$ 1,959	$ 11,967
Weighted average remaining years	3.7	1.70	2.25

Stock Options

Stock Options granted by the Company generally expire between five to ten years from the grant date and generally vested over a one- to three-year service period commencing on the grant date.

The Company uses the modified Black-Scholes model to estimate the fair value of employee Stock Options on the date of grant. The risk-free rate is based on the U.S. Treasury bill yield curve in effect at the time of grant for the expected term of the option. The expected term of options granted represented the period of time that the options are expected to be outstanding. Expected volatilities are based on historical volatilities of our Common Stock. The dividend yield is based on expected dividends at the time of grant.

Restricted Stock Awards, Performance Share Units and Restricted Stock Units

Restricted Stock Awards, Performance Share Units and Restricted Stock Units are awarded to certain employees in consideration for services rendered pursuant to terms of employment agreements or to provide employees a continued incentive to share in the success of the Company. Dividend equivalents are accrued on RSUs, PSUs and RSAs during the vesting period and paid out in cash at the time based on the final number of shares awarded.

Restricted Stock Awards generally vest over a one- to three-year or one- to five-year service period commencing on the grant date and are generally settled in common stock upon vesting (but may be cash settled to the extent that such is determined appropriate in the Compensation Committee's discretion).

Each performance share unit has a value equal to one share of common stock and generally vests following the conclusion of a three-year performance period, but only to the extent that the performance criteria are met. The units are paid 100% in common stock should conditions be met and can range from 0% to 200% of the target award.

Each restricted stock unit has a value equal to one share of common stock and generally vests over a one- to three-year service period commencing on the grant date and is generally settled in common stock upon vesting (but may be cash settled to the extent that such is determined appropriate in the Compensation Committee's discretion). See "—*Note 2 (Summary of Significant Accounting Policies — Share-based Compensation)*" for additional information.

NOTE 10 – EMPLOYEE BENEFIT PLAN

Effective January 1, 2009, the Company adopted a qualified retirement plan covering substantially all employees. It is designed to help the employees meet their financial needs during their retirement years. Eligibility for participation in the plan is generally based on employee's date of hire or on completion of a specified period of service. Employer contributions to this plan are made in cash.

The plan titled the "Universal Property & Casualty 401(k) Profit Sharing Plan" (the "401(k) Plan") is a defined contribution plan that allows employees to defer compensation through contributions to the 401(k) Plan. The contributions are invested on the employees' behalf, and the benefits paid to employees are based on contributions and any earnings or losses. The 401(k) Plan includes a Company contribution of 100 percent of each eligible participant's contribution up to a maximum of five percent of the participant's compensation during the 401(k) Plan year. The Company may make additional profit-sharing contributions. However, no additional profit-sharing contribution was made during the years ended December 31, 2025, 2024, and 2023.

Aggregate contributions paid by the Company were approximately $3.4 million, $3.7 million, and $3.7 million to the 401(k) Plan for the years ended December 31, 2025, 2024, and 2023, respectively.

NOTE 11 – RELATED PARTY TRANSACTIONS

There were no related party transactions for the years ended December 31, 2025, 2024, and 2023.

NOTE 12 – INCOME TAXES

Significant components of the income tax provision are as follows for the periods presented (in thousands):

		For the Years Ended December 31,				
		2025		2024		2023
Current:						
Federal	$	47,476	$	23,088	$	13,923
State and local		10,072		5,165		3,194
Total current expense		57,548		28,253		17,117
Deferred:						
Federal		2,367		(3,371)		4,840
State and local		203		801		(431)
Total deferred expense (benefit)		2,570		(2,570)		4,409
Income tax expense (benefit)	$	60,118	$	25,683	$	21,526

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate for the periods presented:

	For the Years Ended December 31,		
	2025	2024	2023
Federal statutory tax rate	21.0 %	21.0 %	21.0 %
Increases (decreases) resulting from:			
State income tax, net of federal tax benefit	3.2 %	5.1 %	2.2 %
Disallowed compensation	1.0 %	2.9 %	1.5 %
Effect of change in tax rate	0.1 %	0.1 %	— %
Disallowed meals & expenses	0.1 %	0.3 %	0.2 %
Excess tax (benefit) shortfall	(0.5)%	1.4 %	— %
Other, net	(0.2)%	(0.4)%	(0.5)%
Effective income tax rate	24.7 %	30.4 %	24.4 %

The below table presents the income tax expense/(benefit) reconciliation for the periods below (in thousands):

		For the Years Ended December 31,				
		2025		2024		2023
Expected provision at federal statutory tax dollar	$	51,045	$	17,768	$	18,553
Increases (decreases) resulting from:						
State income tax, net of federal tax benefit		7,779		4,292		1,963
Disallowed compensation		2,530		2,427		1,246
Effect of change in tax rate		100		78		(30)
Disallowed meals & expenses		344		286		185
Excess tax (benefit) shortfall		(1,109)		1,204		(20)
Other, net		(571)		(372)		(371)
Total income tax expense/(benefit)	$	60,118	$	25,683	$	21,526

The table below presents federal and state income taxes paid during the year (in thousands), with the majority of state income tax payments made in Florida (in thousands):

	For the Years Ended December 31,					
	2025		2024		2023	
Federal	$	28,179	$	24,550	$	9,645
State and local		7,377		3,020		57
Total income taxes paid	$	35,556	$	27,570	$	9,702

The Company recognized an excess income tax benefit of $1.1 million during the year ended December 31, 2025 and an income tax shortfall of $1.2 million during the year ended December 31, 2024 from stock-based compensation awards that vested and/or were exercised.

The Company adopted the standard for Corporate Alternative Minimum Tax ("CAMT"), reflected in the Inflation Reduction Act, enacted on August 16, 2022, for the reporting period beginning January 1, 2023. The Company was not subject to the provisions of the CAMT section of the Inflation Reduction Act of 2022.

The Company accounts for income taxes using a balance sheet approach. As of December 31, 2025 and 2024, the significant components of the Company's deferred income taxes consisted of the following (in thousands):

	As of December 31,			
	2025		2024	
Deferred income tax assets:				
Unearned premiums	$	38,919	$	39,022
Advanced premium		2,915		2,210
Unpaid losses and LAE		5,525		4,812
Share-based compensation		1,730		2,025
Accrued wages		142		207
Allowance for uncollectible receivables		598		190
Net operating loss carryforwards		5,225		8,000
Other comprehensive income		8,408		20,483
Other		694		754
Total deferred income tax assets		64,156		77,703
Deferred income tax liabilities:				
Deferred policy acquisition costs, net		(31,348)		(29,749)
Fixed assets		(3,783)		(4,075)
Other comprehensive income		(937)		(1,232)
Unpaid loss and LAE transition adjustment		—		(89)
Other		(430)		(395)
Total deferred income tax liabilities		(36,498)		(35,540)
Deferred income tax asset, net	$	27,658	$	42,163

At each balance sheet date, management assesses the need to establish a valuation allowance that reduces deferred income tax assets when it is more likely than not that all, or some portion, of the deferred income tax assets will not be realized. A valuation allowance would be based on all available information including the Company's assessment of uncertain tax positions and projections of future taxable income and capital gain from each tax-paying component in each jurisdiction, principally derived from business plans and available tax planning strategies.

Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities at the enacted tax rates. The Company reviews its deferred tax assets regularly for recoverability. Management has reviewed all available evidence, both positive and negative, in determining the need for a valuation allowance with respect to the gross deferred tax assets. In determining the manner in which available evidence should be weighted, management has determined that the need for a valuation allowance is not warranted.

The Company has adopted Accounting for Uncertainty in Income Taxes ("ASC 740") which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 provides a threshold for the financial statement recognition and measurement of an income tax position taken or expected to be taken in an income tax return. The

Company's policy is to classify interest and penalties related to unrecognized tax positions, if any, in its provision for income taxes. As of December 31, 2025, 2024, and 2023, the Company determined that no uncertain tax liabilities are required.

The Company filed a consolidated federal income tax return for the tax years ended December 31, 2024, 2023 and 2022 and intends to file the same for the tax year ended December 31, 2025. The tax allocation agreement between the Company and the Insurance Entities provides that they will incur income taxes based on a computation of taxes as if they were stand-alone taxpayers. The computations are made utilizing the financial statements of the Insurance Entities prepared on a statutory basis of accounting and prior to consolidating entries which include the conversion of certain balances and transactions of the statutory financial statements to a GAAP basis.

During the 2025 tax year, the Company was subject to audit by the state of New York for the years ending 2021 through 2023. The audit is still ongoing, however management does not anticipate the result of this audit to be material. The Company also concluded its audit with the state of Minnesota resulting in an immaterial adjustment. The Company files its income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. As of December 31, 2025, the Company's 2022 through 2024 tax years are still subject to examination by the Internal Revenue Service and various tax years remain open to examination in certain state jurisdictions.

NOTE 13 – EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share ("EPS") is computed based on the weighted average number of common shares outstanding for the period, excluding any dilutive common share equivalents. Diluted EPS reflects the potential dilution resulting from the impact of common shares issuable upon the exercise of stock options, non-vested performance share units, non-vested restricted stock units, non-vested restricted stock awards, and conversion of preferred stock. In loss periods, the impact of common shares issuable upon the exercises of stock options, non-vested performance share units, non-vested restricted stock units, non-vested restricted stock awards, and conversion of preferred stock are excluded from the calculation of diluted loss per share, as the inclusion of common shares issuable upon the exercise of stock options, non-vested performance share units, non-vested restricted stock units, non-vested restricted stocks awards, and conversion of preferred stock would have an anti-dilutive effect.

The following table reconciles the numerator (i.e., income) and denominator (i.e., shares) of the basic and diluted earnings (loss) per share computations for the periods presented (in thousands, except per share data):

		Years Ended December 31,				
		2025		2024		2023
Numerator for EPS:						
Net income (loss)	$	182,951	$	58,928	$	66,823
Less: Preferred stock dividends		(10)		(10)		(10)
Income (loss) available to common stockholders	$	182,941	$	58,918	$	66,813
Denominator for EPS:						
Weighted average common shares outstanding		27,890		28,498		29,829
Plus: Assumed conversion of share-based compensation (1)		1,041		751		293
Assumed conversion of preferred stock		25		25		25
Weighted average diluted common shares outstanding		28,956		29,274		30,147
Basic earnings (loss) per common share	$	6.56	$	2.07	$	2.24
Diluted earnings (loss) per common share	$	6.32	$	2.01	$	2.22
Weighted average number of antidilutive shares		85		383		1,680

(1) Represents the dilutive effect of common shares issuable upon the exercise of stock options, non-vested performance share units, non-vested restricted stock units and non-vested restricted stock awards.

NOTE 14 – OTHER COMPREHENSIVE INCOME (LOSS)

The following table provides the components of other comprehensive income (loss) on a pre-tax and after-tax basis for the periods presented (in thousands):

| | Years Ended December 31, | | | | | | | | |
| | 2025 | | | 2024 | | | 2023 | | |
	Pre-tax	Tax	After-tax	Pre-tax	Tax	After-tax	Pre-tax	Tax	After-tax
Net changes related to available-for-sale securities:									
Unrealized holding gains (losses) arising during the period	$ 47,375	$11,545	$ 35,830	$ 13,793	$ 3,386	$ 10,407	$ 37,793	$ 9,306	$ 28,487
Less: Reclassification adjustments for (gains) losses realized in net income (loss)	1,576	391	1,185	795	196	599	1,490	367	1,123
Other comprehensive income (loss)	$ 48,951	$11,936	$ 37,015	$ 14,588	$ 3,582	$ 11,006	$ 39,283	$ 9,673	$ 29,610

The following table provides the reclassification adjustments for gains (losses) out of accumulated other comprehensive income for the periods presented (in thousands):

| Details about Accumulated Other Comprehensive Income (Loss) Components | Amount Reclassified from Accumulated Other Comprehensive Income (Loss) | | | Affected Line Item in the Statement Where Net Income is Presented |
| | Years Ended December 31, | | | |
	2025	2024	2023	
Unrealized gains (losses) on available-for-sale securities	$ (1,576)	$ (795)	$ (1,490)	Net realized gains (losses) on investments
Related tax (expense) benefit	391	196	367	Income tax expense (benefit)
Total reclassification for the period	$ (1,185)	$ (599)	$ (1,123)	Net of tax

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Obligations under Multi-Year Reinsurance Contracts

The Company purchases reinsurance coverage to protect its capital and to limit its losses when certain major events occur. The Company's reinsurance commitments generally run from June 1st of the current year to May 31st of the following year. Certain of the Company's reinsurance agreements are for periods longer than one year. Amounts payable for coverage during the current June 1st to May 31st contract period are recorded as "Reinsurance Payable, net" in the Consolidated Balance Sheets. Multi-year contract commitments for future years will be recorded at the commencement of the coverage period. Amounts payable for future reinsurance contract years that the Company is obligated to pay are: (1) $89.1 million in 2026; (2) $153.5 million in 2027 and (3) $64.5 million in 2028.

Litigation

Lawsuits and other legal proceedings are filed against the Company from time to time. These legal matters typically include civil and administrative or regulatory considerations for which the Company obtains internal or third-party legal or other assistance to provide guidance, and when applicable, to represent and protect the Company's interest.

Many of these legal proceedings involve disputes as to coverage or the scope and amount of damage arising from claims or under contracts or policies that the Company underwrites. The Company establishes a liability for its anticipated claims obligations and records an estimate for expected reinsurance recoveries. From time to time, the Company is also involved in various other legal proceedings unrelated to claims disputes. The Company contests liability and/or the amount of damages as it considers appropriate according to the facts and circumstances of each matter.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for legal matters when those matters present loss contingencies that are both probable and estimable.

Legal proceedings are subject to many factors that cannot be predicted with certainty, and the Company may be exposed to losses in excess of any amounts accrued. The Company currently estimates that the reasonably possible losses for legal proceedings, whether in excess of a related accrued liability, including unpaid losses and LAE liability, or where there is no accrued liability, and for which the Company is able to estimate a possible loss, are immaterial. This represents management's estimate of possible loss with respect to these matters and is based on currently available information. These estimates of possible loss do not represent our maximum loss exposure, and actual results may vary significantly from current estimates.

NOTE 16 – FAIR VALUE MEASUREMENTS

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. GAAP describes three approaches to measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach. Each approach includes multiple valuation techniques. GAAP does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. Level 1 inputs are given the highest priority in the hierarchy while Level 3 inputs are given the lowest priority. Assets and liabilities carried at fair value are classified in one of the following three categories based on the nature of the inputs to the valuation technique used:

- Level 1 — Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data.

- Level 3 — Unobservable inputs that are not corroborated by market data. These inputs reflect management's best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Summary of Significant Valuation Techniques for Assets Measured at Fair Value on a Recurring Basis

Level 1

Common stock: Comprise actively traded, exchange-listed U.S. and international equity securities. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.

Mutual funds: Comprise actively traded funds. Valuation is based on daily quoted net asset values for identical assets in active markets that the Company can access.

Level 2

U.S. government obligations and agencies: Comprise U.S. Treasury Bills or Notes or U.S. Treasury Inflation Protected Securities. The primary inputs to the valuation include quoted prices for identical assets in inactive markets or similar assets in active or inactive markets, contractual cash flows, benchmark yields and credit spreads.

Corporate bonds: Comprise investment-grade debt securities. The primary inputs to the valuation include quoted prices for identical assets in inactive markets or similar assets in active or inactive markets, contractual cash flows, benchmark yields and credit spreads.

Mortgage-backed and asset-backed securities: Comprise securities that are collateralized by mortgage obligations and other assets. The primary inputs to the valuation include quoted prices for identical assets in inactive markets or similar assets in active or inactive markets, contractual cash flows, benchmark yields, collateral performance and credit spreads.

Municipal bonds: Comprise debt securities issued by a state, municipality, or county. The primary inputs to the valuation include quoted prices for identical assets in inactive markets or similar assets in active or inactive markets, contractual cash flows, benchmark yields and credit spreads.

Redeemable preferred stock: Comprise preferred stock securities that are redeemable. The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active.

Level 3

Other investments in private equity funds: Comprise of passive interest in non-marketable private equity fund securities. The primary inputs to the valuation include the cost basis of consideration tendered for the investments, the Trailing-Twelve Month (TTM) EBITDA, and TTM EBITDA Multiple.

As required by GAAP, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the placement of the asset or liability within the fair value hierarchy levels.

The following tables set forth by level within the fair value hierarchy the Company's assets measured at fair value on a recurring basis as of the dates presented (in thousands):

			Fair Value Measurements As of December 31, 2025				
	Level 1		Level 2	Level 3		Total	
Available-For-Sale Debt Securities:							
U.S. government obligations and agencies	$	—	$ 28,565	$	—	$	28,565
Corporate bonds		—	945,323		—		945,323
Mortgage-backed and asset-backed securities		—	435,761		—		435,761
Municipal bonds		—	14,270		—		14,270
Redeemable preferred stock		—	7,109		—		7,109
Equity Securities:							
Common stock		37,509	—		—		37,509
Mutual funds		47,911	—		—		47,911
Total assets accounted for at fair value	$	85,420	$ 1,431,028	$	—	$	1,516,448
Assets carried at NAV, which approximates fair value and which are not categorized within the fair value hierarchy, reported as part of:							
Investment in Private Equity Limited Partnerships							10,693
Total assets at fair value						$	1,527,141

			Fair Value Measurements As of December 31, 2024				
	Level 1		Level 2	Level 3		Total	
Available-For-Sale Debt Securities:							
U.S. government obligations and agencies	$	—	$ 19,747	$	—	$	19,747
Corporate bonds		—	868,948		—		868,948
Mortgage-backed and asset-backed securities		—	357,030		—		357,030
Municipal bonds		—	14,354		—		14,354
Redeemable preferred stock		—	9,000		—		9,000
Equity Securities:							
Common stock		14,409	—		—		14,409
Mutual funds		63,343	—		—		63,343
Investment in Private Equity Limited Partnership		—	—		12,202		12,202
Total assets accounted for at fair value	$	77,752	$ 1,269,079	$	12,202	$	1,359,033
Assets carried at NAV, which approximates fair value and which are not categorized within the fair value hierarchy, reported as part of:							
Investment in Private Equity Limited Partnerships							3,921
Total assets at fair value						$	1,362,954

The table below is a reconciliation of the change in Level 3 assets with recurring fair value measurements for the reported period (in thousands):

	Assets Reported at Fair Value
Balance as of December 31, 2024	$ 12,202
Change in unrealized gains (losses)	(7,408)
Realized gains (losses)	6,669
Sale of investment	(11,463)
Balance as of December 31, 2025	$ —

The following table summarizes quantitative information related to the significant unobservable inputs for Level 3 investments, which were carried at fair value as of the dates presented (in thousands):

	Fair Value as of December 31:		As of December 31, 2024				
						Range	
	2025	2024	Valuation Methodology	Unobservable Input	Weighted Average Mean	Minimum	Maximum
Assets:							
Investment in Private Equity Limited Partnership Reported at Fair Value	$ —	$ 12,202	Market Approach	Trailing Twelve Month EBITDA Multiple	5.8x	5.3x	7.0x

These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. This investment was sold in the second quarter of 2025.

The Company utilized third-party independent pricing services that provide a price quote for each available-for-sale debt security and equity security. Management reviewed the methodology used by the pricing services. If management believed that the price used by the pricing service does not reflect an orderly transaction between participants, management would use an alternative valuation methodology. There were no adjustments made by the Company to the prices obtained from the independent pricing source for any security included in the tables above. The Company elected the fair value option because it allowed the investment to be valued based on current market conditions.

The timing of the delivery of the fund's financial statements and financial information was on a three-month lag which resulted in a three-month delay in the recognition of our share of the limited partnership's earnings or losses. Effective in 2024, as this was the best information available, it was used as an estimate for the fair value at our reporting dates, unless conditions have changed significantly in the economy or securities markets. In such a case, we would adjust our estimate with the assistance from the general partner.

The following table summarizes the carrying value and estimated fair values of the Company's financial instruments not carried at fair value as of the dates presented (in thousands):

	As of December 31,			
	2025		2024	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Liabilities (debt):				
Surplus note (1)	$ 1,103	$ 1,081	$ 2,573	$ 2,481
5.625% Senior unsecured notes (2)	100,000	98,469	100,000	99,086
Total debt	$ 101,103	$ 99,550	$ 102,573	$ 101,567

(1) The fair value of the surplus note was determined by management from the expected cash flows discounted using the interest rate quoted by the holder. The SBA is the holder of the surplus note and the quoted interest rate is below prevailing rates quoted by private lending institutions. However, as the Company's use of funds from the surplus note is limited by the terms of the agreement, the Company has determined the interest rate quoted by the SBA to be appropriate for the purpose of establishing the fair value of the note (Level 2).

(2) The fair value of the senior unsecured notes was determined based on pricing from quoted prices for similar assets in active markets and was included as Level 2.

NOTE 17 – LIABILITY FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

Set forth in the following tables is information about unpaid losses and LAE as of December 31, 2025, net of reinsurance and estimated subrogation, as well as cumulative claim counts and the total of incurred-but-not-reported ("IBNR") liabilities plus expected development on reported claims included within the liability for unpaid losses and LAE (in thousands).

The liability for unpaid losses and LAE includes an amount determined from loss reports and individual cases and an amount, based on past experience, for losses IBNR. Such liabilities are necessarily based on estimates and, although management believes that the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided. The methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments are reflected in earnings. The reserve for unpaid losses and LAE is reported net of receivables for salvage and subrogation of approximately $43.4 million and $69.2 million at December 31, 2025 and 2024, respectively.

The information about incurred and paid claims development for the years ended December 31, 2021 to 2024, is presented as supplementary information and is unaudited.

											As of December 31, 2025	
											Total of IBNR Plus Expected Development (Redundancy) on Reported Claims	Cumulative Number of Reported Claims
	Incurred Loss and Defense & Cost Containment Expenses, Net of Reinsurance											
	For the Years Ended December 31,											
Accident Year	2021 *		2022 *		2023 *		2024 *		2025				
2021	$	641,679	$	646,977	$	707,745	$	772,028	$	819,732	$ 523	60,628
2022			793,341		717,840		782,000		857,604		334	107,626
2023					823,511		618,746		670,430		(9,369)	46,326
2024							894,773		671,636		7,670	87,574
2025									844,290		407,901	37,999
							Total	$	3,863,692			

	Cumulative Paid Loss and Defense & Cost Containment Expenses, Net of Reinsurance									
	For the Years Ended December 31,									
Accident Year	2021 *		2022 *		2023 *		2024 *		2025	
2021	$	461,709	$	665,008	$	725,118	$	771,807	$	819,041
2022			518,829		736,066		784,196		857,071
2023					460,721		614,413		679,410
2024							537,213		663,277
2025									423,653
						Total		$	3,442,452
	All outstanding liability before 2021, net of reinsurance								15,426
	Liability for unpaid losses and loss adjustment expenses, net of reinsurance							$	436,666

* Presented as unaudited required supplementary information.

Set forth is the supplementary information about average historical claims duration as of December 31, 2025:

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance					
Years	1	2	3	4	5
	51.4 %	21.3 %	13.0 %	6.6 %	3.4 %

Set forth is the following reconciliation of the net incurred and paid claims development tables to the liability for unpaid losses and LAE in the Consolidated Balance Sheets as of December 31, 2025 (in thousands):

	December 31, 2025
Liability for unpaid losses and loss adjustment expenses, net of reinsurance	$ 436,666
Reinsurance recoverable on unpaid claims	214,344
Liability for adjusting and other claim payments	29,702
Total gross liability for unpaid loss and loss adjustment expense	$ 680,712

Set forth in the following table is the change in liability for unpaid losses and LAE for the periods presented (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Balance at beginning of year	$ 959,291	$ 510,117	$ 1,038,790
Less: Reinsurance recoverable	(561,936)	(183,435)	(798,680)
Net balance at beginning of period	397,355	326,682	240,110
Incurred (recovered) related to:			
Current year	960,048	1,058,231	882,063
Prior years	25,830	29,135	110,573
Total incurred	985,878	1,087,366	992,636
Paid related to:			
Current year	502,355	653,454	526,594
Prior years	414,510	363,239	379,470
Total paid	916,865	1,016,693	906,064
Net balance at end of period	466,368	397,355	326,682
Plus: Reinsurance recoverable	214,344	561,936	183,435
Balance at end of year	$ 680,712	$ 959,291	$ 510,117

During the year ended December 31, 2025, the liability for unpaid losses and LAE, prior to reinsurance, decreased by $278.6 million from $959.3 million as of December 31, 2024 to $680.7 million as of December 31, 2025. The decrease was principally the result of the lack of landfalling hurricanes in 2025 compared to prior periods.

Prior year development includes changes in previous estimates for unpaid Losses and LAE for all events prior years including hurricanes, and other claims influenced by pre-reform market conditions in Florida.

During the year ended December 31, 2025, there was $25.8 million adverse prior years' reserve development, net. During the year ended December 31, 2024, there was adverse prior years' reserve development of $29.1 million. Unfavorable net prior years' reserve development for the years ended December 31, 2025 and December 31, 2024 has been the result of increased costs to settle prior year claims, particularly those pre-dating the statutory reforms, compared to previous estimates related to non-CAT events occurring in prior years and changes to estimated subrogation recoveries. Prior years' claims predate the most significant recent property insurance reform legislation enacted in late 2022 in Florida and therefore have not benefited significantly from the statutory changes.

Unpaid losses and LAE are net of estimated subrogation recoveries of $43.4 million as of December 31, 2025 compared to $69.2 million as of December 31, 2024.

Basis for estimating liabilities for unpaid claims and claim adjustment expenses

The Company establishes a liability to provide for the estimated unpaid portion of the costs of paying losses and LAE under insurance policies the Insurance Entities have issued. Predominately all of the Company's claims relate to the Company's core product, homeowners insurance and the various policy forms in which it is available. The liability for unpaid losses and LAE consists of the following:

- Case reserves, which are the reserves established by the claims examiner on reported claims.

- Incurred but not reported, which are anticipated losses expected to be reported to the Company and development of reported claims, including anticipated recoveries from either subrogation and ceded reinsurance. Ceded reinsurance for both paid and unpaid claims are reported separately as reinsurance recoverable.

- LAE, which are the estimated expenses associated with the settlement of case reserves and IBNR.

Underwriting results are significantly influenced by the Company's practices in establishing its estimated liability for unpaid losses and LAE. The liability is an estimate of amounts necessary to ultimately settle all current and future claims and LAE on losses occurring during the policy coverage period each year as of the financial statement date.

Characteristics of Reserves

The liability for unpaid losses and LAE, also known as reserves, is established based on estimates of the ultimate future amounts needed to settle claims, either known or unknown, less losses and LAE that have been paid to date. Historically, claims are typically reported promptly with relatively little reporting lag between the date of occurrence and the date the loss is reported. Certain numbers of claims are not known immediately after a loss and insureds are delayed at reporting those losses to us. In the current Florida market, an increased number of claims are reported well after the purported dates of loss. Reporting delays at times are material. In addition, claims which the Insurance Entities believed were settled often are reopened based on newly reported claim demands from our insureds as a result of third party representation. Particularly in Florida for periods prior to enactment and implementation of the 2022 statutory reforms, the Company experienced increased litigation and changes to consumer behavior over the reporting and settlement process. The Company's claim settlement data suggests that the Company's typical insurance claims have an average settlement time of less than one year from the reported date unless delayed by some form of litigation or dispute.

Reserves are estimated for both reported and unreported claims, and include estimates of all expenses associated with processing and settling all incurred claims, including consideration for anticipated subrogation recoveries that will offset loss payments. The Company updates reserve estimates periodically as new information becomes available or as events emerge that may affect the resolution of unsettled claims. Changes in prior year reserve estimates (reserve re-estimates), which may be material, are determined by comparing updated estimates of ultimate losses to prior estimates, and the differences are recorded as losses and LAE in the Consolidated Statements of Income in the period such changes are determined. Estimating the ultimate cost of losses and LAE is an inherently uncertain and complex process involving a high degree of subjective judgment and is subject to the interpretation and usage of numerous uncertain variables as discussed further below.

Reserves for losses and LAE are determined in three primary sectors. These sectors are (1) the estimation of reserves for Florida non-catastrophe losses, (2) hurricane losses, and (3) non-Florida non-catastrophe losses, and any other losses. Evaluations are performed for gross losses, LAE, and subrogation separately, and on a net and direct basis for each sector. The analyses for non-catastrophe losses are further separated into data groupings of like exposure or type of loss. These groups are property damage on homeowner policy forms HO-3 and HO-8 combined, property damage on homeowner policy forms HO-4 and HO-6 combined, property damage on dwelling fire policies, sinkhole claims, and water damage claims. Although these sectors are aggregated into the single tables noted above, analyses are performed in these three sectors, due to the analogous nature of the product and similar claim settlement traits.

As claims are reported, the claims department establishes an estimate of the liability for each individual claim called case reserves. For certain liability claims of sufficient size and complexity, the field adjusting staff establishes case reserve estimates of ultimate cost, based on their assessment of facts and circumstances related to each individual claim. Opportunities for subrogation are also identified for further analysis and collection. For other claims which occur in large volumes and settle in a relatively short time frame, it is not practical or efficient to set case reserves for each claim, and an initial case reserve of $2,500 is set for these claims. In the normal course of business, the Company may also supplement its claims processes by utilizing third party adjusters, appraisers, engineers, inspectors, other professionals, and information sources to assess and settle catastrophe and non-catastrophe related claims.

The Actuarial Methods used to Develop Reserve Estimates

Reserve estimates for both unpaid losses and LAE are derived using several different actuarial estimation methods in order to provide the actuary with multiple predictive viewpoints to consider for each of the sectors discussed above. Each of the methods have merit, because they each provide insight into emerging patterns. These methods are each variations on two primary actuarial techniques: "chain ladder development" techniques and "counts and average" techniques. The "chain ladder development" actuarial technique is an estimation process in which historical payment and reserving patterns are applied to actual paid and/or reported amounts (paid losses, recovered subrogation or LAE plus individual case reserves established by claim adjusters) for an accident period to create an estimate of how losses or recoveries are likely to develop over time. The "counts and average" technique includes an evaluation of historical and projected costs per claim, and late-reported claim counts, for open claims by accident period. An accident period refers to classification of claims based on the date in which the claims occurred, regardless of the date they were reported to the Company. These analyses are used to prepare estimates of required reserves for payments or recoveries to be made in the future. Transactions are organized into half-year accident periods for purposes of the reserve estimates. Key data elements used to determine the Company's reserve estimates include historical claim counts, loss and LAE payments, subrogation received, case reserves, earned policy exposures, and the related development factors applicable to this data.

The first method for estimating unpaid amounts for each sector is a chain ladder method called the paid development method. This method is based upon the assumption that the relative change in a given accident period's paid losses from one evaluation point to the next is similar to the relative change in prior periods' paid losses at similar evaluation points. In utilizing this method, actual 6-month historical loss activity is evaluated. Successive periods can be arranged to form a triangle of data. Paid-to-Paid ("PTP") development factors are calculated to measure the change in cumulative paid losses, LAE, and subrogation recoveries, from one evaluation point to the next. These historical PTP factors form the basis for selecting the PTP factors used in projecting the current valuation of losses to an ultimate basis. In addition, a tail factor is selected to account for loss development beyond the observed experience. The tail factor is based on trends shown in the data and consideration of industry loss development benchmarks. Utilization of a paid development method has the advantage of avoiding potential distortions in the data due to changes in case reserving methodology. This method's implicit assumption is that the rate of payment of claims has been relatively consistent over time, and that there have been no material changes in the rate at which claims have been reported or settled. In instances where changes in settlement rates are detected, the PTP factors are adjusted accordingly, utilizing appropriate actuarial techniques. These adjusted techniques each produce additional development method estimates for consideration.

A second method is the reported development method. This method is similar to the paid development method; however, case reserves are considered in the analysis. Successive periods of reported loss estimates (including paid loss, subrogation recoveries, paid LAE and held case reserves) are organized similar to the paid development method in order to evaluate and select Report-to-Report ("RTR") development factors. This method has the advantage of recognizing the information provided by current case reserves. Its implicit assumption is that the relative adequacy of case reserves is consistent over time, and that there have been no material changes in the rate at which claims have been reported or settled. In cases where significant reserve strengthening or other changes have occurred, RTR factors are adjusted accordingly, utilizing appropriate actuarial techniques.

A third method is the Bornhuetter-Ferguson ("B-F") method, which is also utilized for estimating unpaid loss, subrogation and LAE amounts. Each B-F technique is a blend of chain ladder development methods and an expected loss method, whereby the total reserve estimate equals the unpaid portion of a predetermined expected unpaid ultimate loss projection. The unpaid portion is determined based on assumptions underlying the development methods. As an experience year matures and expected unreported (or unpaid) losses become smaller, the initial expected loss assumption becomes gradually less important. This has the advantage of stability, but it is less responsive to actual results that have emerged. Two parameters are needed in each application of the B-F method: an initial assumption of expected losses and the expected reporting or payment pattern. Initial expected losses for each accident period other than the current year is determined using the estimated ultimate loss ratio from the prior analysis. Initial expected losses for the current year's accident periods are determined based on trends in historical loss ratios, rate changes, and underlying loss trends. The expected reporting pattern is based on the reported or paid loss development method described above. This method is often used in situations where the reported loss experience is relatively immature or lacks sufficient credibility for the application of other methods.

A fourth method, called the counts and averages method, is utilized for estimates of loss, subrogation and LAE for each Florida sector. In this method, an estimate of unpaid losses or expenses is determined by separately projecting ultimate reported claim counts and ultimate claim severities (cost or recoveries per claim) on open and unreported claims for each accident period. Typically, chain ladder development methods are used to project ultimate claim counts and claim severities based on historical data using the same methodology described in the paid and reported development methods above. A variation of this method is to project unpaid LAE using average unpaid LAE estimates per dollar of unpaid loss. In each case, estimated ultimate losses or LAE are then calculated as the product of the two items. This method is intended to avoid data distortions that may exist with the other methods for the most recent years as a result of changes in case reserve levels, settlement rates, and claims handling fees. In addition, it may provide insight into the drivers of loss experience and related loss expenses.

The implicit assumption of these techniques is that the selected factors and averages combine to form development patterns or severity trends that are predictive of future loss development of incurred claims. In selecting relevant parameters utilized in each estimation method, due consideration is given to how the patterns of development change from one year to the next over the course of several consecutive years of recent history. Furthermore, the effects of inflation and other anticipated trends are considered in the reserving process in order to generate selections that include adequate provisions to estimate the cost of claims that settle in the future. Finally, in addition to paid loss, reported loss, subrogation recoveries, and LAE development triangles, various diagnostic triangles, such as triangles showing historical patterns in the ratio of paid-to-reported losses and closed-to-reported claim counts are prepared. These diagnostic triangles are utilized in order to monitor the stability of various determinants of loss development, such as consistency in claims settlement and case reserving.

Estimates of unpaid losses for hurricane experience are developed using a combination of company-specific and industry patterns, due to the relatively infrequent nature of storms and the high severity typically associated with them. Development patterns and other benchmarks are based on consideration of all reliable information, such as historical events with similar landfall statistics, the range of estimates developed from industry catastrophe models, and claim reporting and handling statistics from our field units. It is common for the company to update its projection of unpaid losses and LAE for a significant hurricane event on a monthly, or even weekly basis, for the first 6-months following an event.

Estimation methods described above each produce estimates of ultimate losses and LAE. Based on the results of these methods, a single estimate (commonly referred to as an actuarial point/central estimate) of the ultimate loss and LAE is selected accordingly for each accident-year claim grouping. Estimated IBNR reserves are determined by subtracting reported losses from the selected ultimate loss, and the paid LAE from the ultimate LAE. The estimated loss IBNR reserves are added to case reserves to determine total estimated unpaid losses. Note that estimated IBNR reserves can be negative for an individual accident-year claim grouping if the selected ultimate loss includes a provision for anticipated subrogation, or if there is a possibility that case reserves are overstated. No case reserves are carried for LAE, therefore the estimated LAE IBNR reserves equal the total estimated unpaid LAE. For each sector, the reserving methods are carried out on both a net and direct basis in order to estimate liabilities accordingly. When selecting a single actuarial point/central estimate on a net basis, careful consideration is given for the reinsurance arrangements that were in place during each accident year, exposure period and segment being reviewed.

How Reserve Estimates are Established and Updated

Reserve estimates are developed for both open claims and unreported claims. The actuarial methods described above are used to derive claim settlement patterns by determining development factors to be applied to specific data elements. Development factors are calculated for data elements such as claim counts reported and settled, paid losses and paid losses combined with case reserves, loss expense payments, and subrogation recoveries. Historical development patterns for these data elements are used as the assumptions to calculate reserve estimates.

Often, different estimates are prepared for each detailed component, incorporating alternative analyses of changing claim settlement patterns and other influences on losses, from which a best estimate is selected for each component, occasionally incorporating additional analyses and actuarial judgment as described above. These estimates are not based on a single set of assumptions. Based on a review of these estimates, the best estimate of required reserves is recorded for each accident year and the required reserves are summed to create the reserve balance carried in the Consolidated Balance Sheets.

Reserves are re-estimated periodically by combining historical payment and reserving patterns with current actual results. When actual development of claims reported, paid losses or case reserve changes are different than the historical development pattern used in a prior period reserve estimate, and as actuarial studies validate new trends based on indications of updated development factor calculations, new ultimate loss and LAE predictions are determined. This process incorporates the historic and latest trends, and other underlying changes in the data elements used to calculate reserve estimates. The difference between indicated reserves based on new reserve estimates and the previously recorded estimate of reserves is the amount of reserve re-estimates. The resulting increase or decrease in the reserve re-estimates is recorded and included in "Losses and loss adjustment expenses" in the Consolidated Statements of Income.

Claim frequency

The methodology used to determine claim counts is based first around the event and then based on coverage. One event could have one or more claims based on the policy coverage, for example an event could have a claim for the first party coverage and a claim for third party liability regardless of the number of third party claimants. If multiple third-party liability claims are reported together, they would be counted as one claim.

NOTE 18 – VARIABLE INTEREST ENTITIES

The Company entered into a reinsurance captive arrangement with Mangrove Risk Solutions Bermuda Ltd. (f/k/a Isosceles Insurance Ltd.) acting in respect of "Separate Account UVE-01," a VIE in the normal course of business and consolidated the VIE since the Company is the primary beneficiary. See "—*Note 2 (Summary of Significant Accounting Policies — Consolidation Policy)*" for more information about the methodology and significant inputs used to consider whether to consolidate a VIE.

The Company has used the VIE to provide certain reinsurance coverage to the Insurance Entities (UPCIC and APPCIC). In 2025, the Insurance Entities entered into a reinsurance transaction whereby the VIE provided catastrophe reinsurance protection to the Insurance Entities for the period of June 1, 2025 through May 31, 2026. This reinsurance protection was commuted in January 2026, with an additional no-claim bonus paid from the VIE to the Insurance Entities.

In 2024, the Insurance Entities entered into a reinsurance transaction whereby the VIE provided catastrophe reinsurance protection to the Insurance Entities for the period of June 1, 2024 through May 31, 2025. On September 26, 2024, Hurricane Helene made landfall in the Big Bend area of the Florida Gulf Coast, triggering a full policy limit loss, totaling $66.0 million, issued by the VIE to the Insurance Entities. Amounts due under the policy were fully paid in October 2024 to the Insurance Entities.

NOTE 19 – QUARTERLY RESULTS FOR 2025 AND 2024 (UNAUDITED)

The following table provides a summary of results for the periods presented (in thousands except per share data):

| | Three Months Ended | | | |
	March 31	June 30	September 30	December 31
For the Year Ended December 31, 2025				
Premiums earned, net	$ 355,721	$ 360,193	$ 359,676	$ 363,425
Net investment income	16,060	17,258	18,337	18,972
Total revenues	394,867	400,141	400,981	407,926
Total expenses	337,799	352,147	346,601	317,877
Net income (loss)	41,439	35,093	39,830	66,589
Basic earnings (loss) per share	$ 1.48	$ 1.25	$ 1.43	$ 2.40
Diluted earnings (loss) per share	$ 1.44	$ 1.21	$ 1.38	$ 2.28
For the Year Ended December 31, 2024				
Premiums earned, net	$ 334,025	$ 344,958	$ 345,736	$ 348,354
Net investment income	13,523	14,660	15,406	15,559
Total revenues	367,959	380,214	387,554	384,809
Total expenses	318,853	330,686	404,058	375,852
Net income (loss)	33,657	35,416	(16,163)	6,018
Basic earnings (loss) per share	$ 1.17	$ 1.24	$ (0.57)	$ 0.21
Diluted earnings (loss) per share	$ 1.14	$ 1.21	$ (0.57)	$ 0.21

Direct written premium rose $12.8 million or 2.7%, to $483.7 million in the fourth quarter of 2025, mainly from growth for states outside Florida. Direct premiums earned increased 3.6% to $538.0 million. Ceded earned premium grew $3.5 million or 2.1%, to $174.5 million, with higher costs from additional coverage but no reinstatement premiums, unlike $13.6 million in the fourth quarter of 2024. Net premiums earned rose $15.1 million to $363.4 million.

Net investment income was $19.0 million, up from $15.6 million in the prior year quarter. The increase primarily stems from higher fixed income reinvestment yields and higher invested assets.

Total revenues was $407.9 million, up 6.0% from the prior year quarter. The increase in revenue primarily stems from higher net premiums earned, and higher net investment income.

Net losses and LAE after reinsurance were $222.7 million (61.3% net loss ratio) for the fourth quarter of 2025, down from $286.7 million (82.3% net loss ratio) a year earlier, mainly due to no hurricane activity in 2025. Acquisition costs fell to 17.7% from 18.2%. in the fourth quarter of 2024 included a $2.5 million agent bonus accrual. Other operating expenses increased by $5.1 million, largely due to higher employment costs, while 2024 expenses benefited from a $3.5 million reinsurance reimbursement.

As a result of the above items the combined ratio decreased to 87.5% of premiums earned, net from 107.9% during 2024.

NOTE 20 – SEGMENT INFORMATION

The Company is a holding company that offers homeowners insurance policies to customers in states where it is properly licensed and authorized to operate. The Company and its subsidiaries operate as an integrated business, functioning under a single segment. This approach encompasses the management strategy, internal organizational structure, and decision-making processes. The Company's Chief Executive Officer (CEO) is the Chief Operating Decision Maker (CODM) and evaluates the entire business as a unified entity for resource allocation and performance assessment. The accounting policies of the single segment are the same as those described in "—*Note 2 (Summary of Significant Accounting Policies)*".

The key measures of segment profit or loss that the CODM uses to allocate resources and assess performance are the Company's consolidated net income and earnings per share, as reported on the Consolidated Statements of Income. Revenues reported in the Consolidated Statements of Income are from external customers. All expense categories on the Consolidated Statements of Income are significant and there are no other significant segment expenses that would require disclosure. Assets provided to the CODM are consistent with those reported on the Consolidated Balance Sheets.

Information related to the Company's products and services and geographical distribution of revenues is disclosed in "—*Note 1 (Nature of Operations and Basis of Presentation)*".

NOTE 21 – SUBSEQUENT EVENTS

The Company performed an evaluation of subsequent events through the date the consolidated financial statements were issued and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the consolidated financial statements as of December 31, 2025.

On January 7, 2026, the Company announced that its Board of Directors authorized a new share repurchase program under which the Company may repurchase up to $20 million of its outstanding shares of common stock through January 8, 2028.

On February 4, 2026, the Company declared a quarterly cash dividend of $0.16 per share of common stock payable March 13, 2026, to shareholders of record on March 6, 2026.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were effective as of December 31, 2025.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the *2013 Internal Control – Integrated Framework*. Based on this assessment under the framework in *2013 Internal Control – Integrated Framework*, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Plante & Moran, PLLC, the independent registered public accounting firm who also audited the Company's consolidated financial statements included in this Form 10-K, has issued their attestation report on the Company's internal control over financial reporting presented in Part II, Item 8 of this report under "*Report of Independent Registered Public Accounting Firm*".

Changes in Internal Control Over Financial Reporting

There was no change in the Company's internal control over financial reporting during the fourth quarter of 2025 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

(c) During the quarter ended December 31, 2025, no director or Section 16 officer adopted or terminated any Rule 10b5-1 plans or non-Rule 10b5-1 trading arrangements.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics that is applicable to all directors, officers and employees of the Company, including our principal executive, principal financial and principal accounting officers, or persons performing similar functions. The Code is available on the Company's website at https://UniversalInsuranceHoldings.com. A copy of the Company's Code of Business Conduct and Ethics may be obtained free of charge by written request to Gary L. Ropiecki, Secretary, Universal Insurance Holdings, Inc., 1110 West Commercial Boulevard, Suite 100, Fort Lauderdale, FL 33309. We intend to disclose future amendments to certain provisions of the Code of Business Conduct and Ethics, and waivers of the Code of Business Conduct and Ethics granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver.

Additional information required by Item 10 of Part III is included in the section titled "Proposal 1: Election of Directors" of our Proxy Statement for the 2026 Annual Meeting of Shareholders ("2026 Proxy Statement") and is incorporated herein by reference.

ITEM 11.   EXECUTIVE COMPENSATION

Information required by Item 11 of Part III is included in the section titled "Proposal 2: Advisory Vote to Approve the Compensation of Our Named Executive Officers" of our 2026 Proxy Statement and is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by Item 12 of Part III is included in the section titled "Beneficial Ownership" of our 2026 Proxy Statement and is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by Item 13 of Part III is included in the section titled "Certain Relationships and Related Party Transactions" of our 2026 Proxy Statement and is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by Item 14 of Part III is included in the section titled "Accounting Fees and Services" of our 2026 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1)   Financial Statements

The following consolidated financial statements of the Company and the report of the Independent Registered Public Accounting Firm thereon are filed with this report at Part II—Item 8:

Consolidated Balance Sheets as of December 31, 2025 and 2024.

Consolidated Statements of Income for the Years Ended December 31, 2025, 2024 and 2023.

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2025, 2024 and 2023.

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2025, 2024 and 2023.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023.

Notes to Consolidated Financial Statements.

(2)   Financial Statement Schedules

The following additional financial statement schedules are furnished herewith pursuant to the requirements of Form 10-K.

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the Consolidated Financial Statements or in notes thereto.

(3) Exhibits

Exhibit No.	Exhibit
3.1	Amended and Restated Certificate of Incorporation, as amended (filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K filed on February 24, 2017 and incorporated herein by reference)
3.2	Amended and Restated By laws of Universal Insurance Holdings, Inc. (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed on June 19, 2017 and incorporated herein by reference)
4.1	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.1 to the Company's Annual Report on Form 10-K filed on March 2, 2020 and incorporated herein by reference)
10.1	Florida Insurance Capital Build-Up Incentive Program Surplus Note ("Surplus Note") between the Company and the State Board of Administration of Florida (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 10, 2009 and incorporated herein by reference)
10.2	Addendum No. 1 to the Surplus Note between the Company and the State Board of Administration of Florida (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 10, 2009 and incorporated herein by reference)
10.3	Credit Agreement, dated May 30, 2025, by and between the Company and JP Morgan Chase Bank, N.A. as Administrative Agent (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on July 30, 2025 and incorporated herein by reference)
10.4	Indenture, dated November 23, 2021 by and between the Company and UMB Bank National Association as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 23, 2021 and incorporated herein by reference)
10.5	Multiple Line Quota Share Reinsurance Contract between the Company and Everest Reinsurance Company (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on November 10, 2009 and incorporated herein by reference)
10.6	Amended and Restated 2021 Omnibus Incentive Plan (effective as of June 13, 2024) (filed as Appendix A to the Registrant's Definitive Proxy Statement filed on April 26, 2024, and incorporated herein by reference)†
10.7	Form of Notice of Grant on Non-Qualified Stock Option and Terms and Conditions of Non-Qualified Stock Option under the 2021 Omnibus Incentive Plan (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on May 2, 2022 and incorporated herein by reference) †
10.8	Form of Notice of Grant on Performance Share Units and Terms and Conditions of Performance Share Units under the 2021 Omnibus Incentive Plan (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on July 29, 2022 and incorporated herein by reference) †
10.9	Form of Notice of Grant of Restricted Stock Units Pursuant to the 2021 Omnibus Incentive Plan (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 2, 2023 and incorporated herein by reference)†
10.10	Form of Restricted Stock Unit Agreement (filed as Exhibit 10.21 to the Company's Annual Report on February 28, 2024 and incorporated herein by reference) †
10.11	Form of Notice of Grant of Restricted Stock and Terms and Conditions of Restricted Stock Award under the 2021 Omnibus Incentive Plan (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on July 30, 2024 and incorporated herein by reference) †
10.12	Form of Universal Insurance Holdings, Inc. Performance Shares Agreement under the 2021 Omnibus Incentive Plan (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on October 30, 2024 and incorporated herein by reference) †

10.13	Form of Universal Insurance Holdings, Inc. Restricted Shares Agreement under the 2021 Omnibus Incentive Plan (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on October 30, 2024 and incorporated herein by reference) †

10.14   Form of Notice of Grant of Restricted Stock and Terms and Conditions of Restricted Stock Award under the 2021 Omnibus Incentive Plan (filed as Exhibit 10.1 to the Company's Current Quarterly Report on Form 10-Q filed on July 30, 2025 and incorporated herein by reference)†

10.15   Amended and Restated Employment Agreement, dated April 7, 2022 between Stephen J. Donaghy and the Company (filed as Exhibit 10.1 to the Company's Current Report on Form 10-K filed on April 8, 2022 and incorporated herein by reference) †

10.16   Amended and Restated Employment Agreement, dated January 1, 2024, between Frank C. Wilcox and the Company (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 3, 2024 and incorporated herein by reference) †

10.17   Amended and Restated Employment Agreement, dated January 1, 2024, between Kimberly Cooper Campos and the Company (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 3, 2024 and incorporated herein by reference) †

10.18   Amended and Restated Executive Chairman Agreement, Dated July 28, 2025, between Sean P. Downes and the Company (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on July 30, 2025 and incorporated herein by reference.†

10.19   Director Services Agreement, dated June 6, 2013, by and between the Company and Scott P. Callahan (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 6, 2013 and incorporated herein by reference) †

10.20   Director Services Agreement, dated June 5, 2014, by and between the Company and Richard D. Peterson (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on June 6, 2014 and incorporated herein by reference) †

10.21   Director Services Agreement, dated July 12, 2007, by and between the Company and Ozzie A. Schindler (filed as Exhibit 10.9 to the Company's Current Report on Form 8-K filed on August 10, 2007 and incorporated herein by reference) †

10.22   Form of Indemnification Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 15, 2012 and incorporated herein by reference) †

19   Insider Trading Policy

21   List of Subsidiaries of Universal Insurance Holdings, Inc.

23.1   Consent of Independent Registered Public Accounting Firm (Plante & Moran, PLLC)

31.1   Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2   Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32   Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97   Universal Insurance Holdings, Inc. Clawback Policy (filed as Exhibit 97 to the Company's Annual Report on Form 10-K filed on February 28, 2024 and incorporated herein as reference)

101   The following materials from Universal Insurance Holdings, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2025, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.

104   The cover page from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, formatted in Inline XBRL (included in Exhibit 101)

----

† Indicates management contract or compensatory plan or arrangement.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIVERSAL INSURANCE HOLDINGS, INC.

Date: February 27, 2026   By: /s/ Stephen J. Donaghy

                                                                   Stephen J. Donaghy, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Stephen J. Donaghy	Chief Executive Officer and Director	February 27, 2026
Stephen J. Donaghy		
/s/ Frank C. Wilcox	Chief Financial Officer	February 27, 2026
Frank C. Wilcox		
/s/ Gary L. Ropiecki	Corporate Secretary and Principal Accounting Officer	February 27, 2026
Gary L. Ropiecki		
/s/ Sean P. Downes	Executive Chairman	February 27, 2026
Sean P. Downes		
/s/ Kimberly D. Campos	Chief Information Officer, Chief Administrative Officer and Director	February 27, 2026
Kimberly D. Campos		
/s/ Carol G. Barton	Director	February 27, 2026
Carol G. Barton		
/s/ Shannon A. Brown	Director	February 27, 2026
Shannon A. Brown		
/s/ Scott P. Callahan	Director	February 27, 2026
Scott P. Callahan		
/s/ Marlene M. Gordon	Director	February 27, 2026
Marlene M. Gordon		
/s/ Francis X. McCahill, III	Director	February 27, 2026
Francis X. McCahill, III		
/s/ Richard D. Peterson	Director	February 27, 2026
Richard D. Peterson		
/s/ Michael A. Pietrangelo	Director	February 27, 2026
Michael A. Pietrangelo		
/s/ Ozzie A. Schindler	Director	February 27, 2026
Ozzie A. Schindler		
/s/ Jon W. Springer	Director	February 27, 2026
Jon W. Springer		

SCHEDULE II - CONDENSED FINANCIAL INFORMATION REGISTRANT

Universal Insurance Holdings, Inc. the ("Parent Company") had no guarantees or material contingencies as of December 31, 2025 and 2024. The following summarizes the major categories of the parent company's financial statements (in thousands, except per share data):

CONDENSED BALANCE SHEETS

		As of December 31,		
		2025		2024
ASSETS				
Cash and cash equivalents	$	57,655	$	119,760
Investments in subsidiaries and undistributed earnings		455,309		189,660
Available-for-sale debt securities, at fair value		1,600		5,336
Equity securities, at fair value		2,634		2,980
Intercompany note receivable		187,231		172,049
Other assets		737		4,214
Total assets	$	705,166	$	493,999
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES:				
Deferred income tax liability, net	$	17,007	$	7,433
Income taxes payable		28,667		6,646
Dividends payable		1,278		1,097
Debt, net		99,378		98,670
Other accrued expenses		7,801		6,903
Total liabilities		154,131		120,749
STOCKHOLDERS' EQUITY:				
Cumulative convertible preferred stock, $.01 par value		—		—
Authorized shares - 1,000				
Issued shares - 10 and 10				
Outstanding shares - 10 and 10				
Minimum liquidation preference - $9.99 and $9.99 per share				
Common stock, $.01 par value		482		475
Authorized shares - 55,000				
Issued shares - 48,234 and 47,478				
Outstanding shares - 28,008 and 28,096				
Treasury shares, at cost - 20,226 and 19,382		(305,064)		(282,693)
Additional paid-in capital		124,319		121,781
Accumulated other comprehensive income (loss), net of taxes		(26,151)		(63,166)
Retained earnings		757,449		596,853
Total stockholders' equity		551,035		373,250
Total liabilities and stockholders' equity	$	705,166	$	493,999

See accompanying notes to condensed financial statements

CONDENSED STATEMENTS OF INCOME

	For the Years Ended December 31,		
	2025	2024	2023
REVENUES			
Net investment income	$ 2,550	$ 3,239	$ 3,755
Net realized gains (losses) on investments	148	(2)	943
Net change in unrealized gains (losses) on investments	(48)	480	810
Management fee	136	149	119
Interest income on intercompany note receivable	15,182	14,338	13,919
Other revenue	286	18	18
Total revenues	18,254	18,222	19,564
OPERATING COSTS AND EXPENSES			
General and administrative expenses	26,211	18,335	13,997
Total operating cost and expenses	26,211	18,335	13,997
Interest and amortization of debt issuance costs	6,333	6,333	6,333
LOSS BEFORE INCOME TAX EXPENSE (BENEFIT) AND EQUITY IN NET EARNINGS (LOSS) OF SUBSIDIARIES	(14,290)	(6,446)	(766)
Income tax expense (benefit)	(2,521)	2,053	1,038
LOSS BEFORE EQUITY IN NET EARNINGS (LOSS) OF SUBSIDIARIES	(11,769)	(8,499)	(1,804)
Equity in net income (loss) of subsidiaries	194,720	67,427	68,627
CONSOLIDATED NET INCOME (LOSS)	$ 182,951	$ 58,928	$ 66,823

See accompanying notes to condensed financial statements

CONDENSED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net cash provided by (used in) operating activities	$ 12,901	$ 95,566	$ 205,614
Cash flows from investing activities:			
Capital contributions to affiliates (1)	(28,600)	(61,985)	(89,490)
Purchases of equity securities	—	(172)	(6,300)
Purchase of available-for-sale debt securities	—	(33,737)	(1,854)
Proceeds from sales of equity securities	444	172	19,512
Maturities of available-for-sale debt securities	3,802	721	—
Net cash provided by (used in) investing activities	(24,354)	(95,001)	(78,132)
Cash flows from financing activities:			
Preferred stock dividend	(10)	(10)	(10)
Common stock dividend	(22,165)	(22,316)	(23,279)
Purchase of treasury stock, inclusive of excise taxes paid	(22,370)	(21,914)	(22,021)
Payments related to tax withholding for share-based compensation	(6,107)	(1,420)	(339)
Net cash provided by (used in) financing activities	(50,652)	(45,660)	(45,649)
Net increase (decrease) in cash and cash equivalents	(62,105)	(45,095)	81,833
Cash and cash equivalents at beginning of period	119,760	164,855	83,022
Cash and cash equivalents at end of period	$ 57,655	$ 119,760	$ 164,855
Supplemental information:			
Interest paid	$ 5,625	$ 5,625	$ 5,625

(1) Eliminated in consolidation.

See accompanying notes to condensed financial statements

NOTE 1 – GENERAL

The financial statements of the Registrant should be read in conjunction with the consolidated financial statements in "*Part II—Item 8*."

Nature of Operations and Basis of Presentation

Universal Insurance Holdings, Inc. is a Delaware corporation incorporated in 1990. The Parent Company is an insurance holding company whose wholly-owned subsidiaries perform all aspects of insurance underwriting, distribution and claims. Through its wholly-owned subsidiaries, including Universal Property & Casualty Insurance Company ("UPCIC") and American Platinum Property and Casualty Insurance Company ("APPCIC"), the Parent Company is principally engaged in the property and casualty insurance business offered primarily through a network of independent agents. Risk from catastrophic losses is managed through the use of reinsurance agreements.

The Parent Company generates revenues from earnings on investments and management fees. The Parent Company also receives distributions of earnings from its insurance and non-insurance subsidiaries.

Certain amounts in the prior periods' consolidated financial statements have been reclassified in order to conform to current period presentation. Such reclassifications had no effect on net income or stockholders' equity.

Capital Contributions to Subsidiaries

During the years ended December 31, 2025, 2024, and 2023, the Parent Company made capital contributions of $12.1 million, $44.0 million and $72.0 million, respectively, to UPCIC to increase UPCIC's statutory capital and surplus.

During the years ended December 31, 2025, December 31, 2024, and December 31, 2023, the Parent Company did not make a capital contribution to APPCIC.

Dividends received from Subsidiaries

The Parent Company received dividends from the earnings of its non-insurance consolidated subsidiaries totaling $124.4 million, $61.9 million, and $156.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. No dividends were distributed by UPCIC and APPCIC to the Parent Company during these periods

NOTE 2 - INTERCOMPANY NOTE RECEIVABLE

During the years ended December 31, 2025, December 31, 2024, and December 31, 2023, the Parent Company did not fund Subordinated Surplus Debentures ("Surplus Debentures") to UPCIC or APPCIC.

Intercompany note receivable is stated separately in the accompanying Condensed Consolidated Balance Sheets.

Effective in 2021 for UPCIC and 2022 for APPCIC, the holding company has put in place an ongoing surplus note arrangement with the Insurance Entities, which has been approved by the Florida Office of Insurance Regulation ("FLOIR") as the Insurance Entities' domestic regulator. Surplus debentures are unsecured debt issued by the Insurance Entities that are subordinated to all claims by policyholders and creditors, with interest and principal payments on the surplus note to the holding company being made only upon the FLOIR's express approval. Surplus debentures are considered bonds in function and payout structure, but are accounted for as equity in the statutory reporting of the Insurance Entities. The holding company has outstanding with the Insurance Entities $134.0 million in surplus notes. Under the arrangement, interest accrues at a variable rate (currently 11.33%) on the outstanding surplus note balances and, if approved by the FLOIR, is payable annually to the holding company. In 2023, UPCIC received approval from its Florida regulator to permit UPCIC to pay interest accruing from surplus notes outstanding during 2023.

NOTE 3 – DEBT

See "*Part II—Item 8—Note 7 (Debt)*" for information relating to debt.

NOTE 4 – SUBSEQUENT EVENTS

The Parent Company performed an evaluation of subsequent events through the date the financial statements were issued and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the consolidated financial statements as of December 31, 2025.

On January 7, 2026, the Parent Company announced that its Board of Directors authorized a new share repurchase program under which the Parent Company may repurchase up to $20 million of its outstanding shares of common stock through January 8, 2028.

On February 4, 2026, the Parent Company declared a quarterly cash dividend of $0.16 per share of common stock payable March 13, 2026, to shareholders of record on March 6, 2026.

SCHEDULE V – VALUATION AND QUALIFYING ACCOUNTS

The following table summarizes activity in the Company's estimated credit losses for the periods presented (in thousands):

	Beginning Balance		Additions Charged to Earnings		Charges to Other Accounts		Deductions		Ending Balance
Description									
Year Ended December 31, 2025									
Estimated credit losses	$	553	$	2,130	—	$	401	$	2,282
Year Ended December 31, 2024									
Estimated credit losses	$	598	$	504	—	$	549	$	553
Year Ended December 31, 2023									
Estimated credit losses	$	920	$	510	—	$	832	$	598

SCHEDULE VI – SUPPLEMENTAL INFORMATION CONCERNING CONSOLIDATED PROPERTY AND CASUALTY INSURANCE OPERATIONS

The following table provides certain information related to the Company's property and casualty operations as of, and for the periods presented (in thousands):

	As of December 31,	For the Year Ended December 31,			
	Reserves for Unpaid Losses and LAE	Incurred Loss and LAE Current Year	Incurred Loss and LAE Prior Years	Paid Losses and LAE	Net Investment Income
2025	$ 680,712	$ 960,048	$ 25,830	$ 916,865	$ 70,627
2024	$ 959,291	$ 1,058,231	$ 29,135	$ 1,016,693	$ 59,148
2023	$ 510,117	$ 882,063	$ 110,573	$ 906,064	$ 48,449

	As of December 31,	For the Year Ended December 31,			
	Deferred Policy Acquisition Cost ("DPAC")	Amortization of DPAC, Net	Net Premiums Written	Net Premiums Earned	Unearned Premiums
2025	$ 128,564	$ (246,778)	$ 1,442,213	$ 1,439,015	$ 1,091,959
2024	$ 121,178	$ (228,332)	$ 1,416,499	$ 1,373,073	$ 1,060,446
2023	$ 109,985	$ (210,955)	$ 1,344,813	$ 1,251,936	$ 990,559

Exhibit 19

UNIVERSAL INSURANCE HOLDINGS, INC.
INSIDER TRADING POLICY
(revised February 2025)

A.   Overview

The policy of Universal Insurance Holdings, Inc. and its subsidiaries (collectively, "Universal" or the "Company") is to comply with all applicable securities laws and regulations. The Company has important responsibilities to establish controls to ensure compliance with such laws and regulations. It must take steps to ensure that material, nonpublic information, as defined below, about its business is kept confidential. When the appropriate time comes to release material information to the public, the Company must release such information in a responsible and lawful manner.

The Company must also establish controls to prevent trading on material, nonpublic information, which is called "insider trading." It is essential that directors, officers (*i.e.*, the executive officers of Universal Insurance Holdings, Inc. who are listed in the proxy statement), employees, and consultants of the Company understand their roles in ensuring that the Company meets these responsibilities by complying with this Insider Trading Policy (the "Policy"). The Company is also subject to this Policy with respect to its transactions in Company securities.

Insider trading is illegal. Penalties can be severe, both for the individuals involved in such unlawful conduct as well as their supervisors and the Company. A person who violates insider trading laws can be sentenced to a substantial jail term and be required to pay a penalty of several times the amount of profits gained or losses avoided, as well as criminal fines up to $5 million. Moreover, the SEC can seek substantial penalties (of more than $2 million) from any person who, at the time of an insider trading violation, directly or indirectly controlled the person who committed such violation; these control persons could include the Company, management and supervisory personnel. **Officers and employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause.**

There is no exception to this Policy for transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure).

Any questions regarding the Policy should be directed to the Company's Chief Financial Officer.

B.   General Policy

Prohibition on Trading in Universal Securities While in Possession of Material, Nonpublic Information

The Company and its directors, officers and employees are prohibited from trading in Universal securities while in possession of material, nonpublic information about the Company. Directors, officers and employees are also prohibited from making unauthorized disclosures of any material, nonpublic information about the Company to third parties, including making recommendations to others who then trade Company securities, an activity generally known as "tipping."

"Trading" includes purchases, sales, and gifts of stocks, bonds, debentures, options, puts, calls, and other securities. As discussed in **Section C below**, trading also includes transactions in Company securities contributed through your account in your 401(k) plan and sales of stock you acquire by exercising stock options or vesting in Restricted Stock Awards/RSUs/PSUs, as well as entering into or amending a Rule 10b5-1 trading plan to trade Company securities in the future.

Prohibition on Trading in Securities of Other Companies While in Possession of Material, Nonpublic Information

Directors, officers and employees who, in the course of their work, learn of material, nonpublic information about another company are prohibited from trading in the securities of such other company. This Policy also applies to trading in the securities of other companies, including those with which the Company has or is contemplating a business relationship, such as clients, strategic partners or other suppliers of the Company and those companies with which the Company may be negotiating major transactions, such as an acquisition, investment or sale. Such individuals are required to maintain the confidentiality of that material, nonpublic information until it has been broadly disseminated to the public or until the information is no longer material.

Safeguarding Material, Nonpublic Information About Universal

All directors, officers and employees are required to maintain the confidentiality of material, nonpublic information about the Company until such information has been broadly disseminated to the public or until the information is no longer material.

Such individuals are also personally responsible for ensuring that their Family Members, as defined below, maintain the confidentiality of material, nonpublic information about the Company and do not trade while in possession of such information.

C.   **Transactions Under Company Plans**

Stock Option Exercises. This Policy does not apply to the Company's withholding of shares subject to an option to satisfy the payment of the exercise price or to satisfy tax withholding requirements. This Policy does apply, however, to any market sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or to pay tax.

This Policy does apply to any market sales of shares obtained from stock option exercises.

Restricted Stock Awards/RSUs/PSUs. This Policy does not apply to the vesting of restricted stock/RSUs/PSUs, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock/RSUs/PSUs.

This Policy does apply to selling any shares underlying any restricted stock/RSUs/PSUs awarded to you.

401(k) Plan. This Policy does not apply to purchases of Universal securities in the Company's 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) selecting the Company stock fund as an investment election; (b) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (c) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (d) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (e) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

D.   Additional Policies for Covered Persons

These additional policies apply to "Covered Persons," who are: (1) directors and officers of the Company, (2) senior members of the Company's accounting and finance departments, (3) in each case, their "direct reports" and administrative assistants, if such individuals have access to material, nonpublic information, and (4) in each case, their spouses, persons living in their households, minor children and entities over which they exercise control ("Family Members").

No Trading When the Window Is Closed

The window for purchases and sales of Company securities is closed from the last trading day of the last month of each fiscal quarter until the close of trading on the next business day after the Company's announcement of results for the quarter or fiscal year, as applicable. In addition, from time to time, at its discretion, management may determine to close the window for purchases and sales of Company securities. Covered Persons will be notified of any such closures.

Prohibition on Speculative Trading and Pledging

Covered Persons may not sell the Company's securities short, nor may they engage in hedging, monetization or similar arrangements, including the purchase or sale of puts or calls or the use of any other derivative instruments involving the Company's securities.

Covered Persons may not pledge the Company's securities as collateral for a loan or other indebtedness.

For Directors and Officers Only: No Trading on Margin

Directors and officers may not trade on margin in the Company's securities.

For Directors and Officers Only: Pre-Clearance of Securities Transactions

Directors and officers must first obtain approval from the Chief Executive Officer or Chief Administrative Officer before purchasing or selling, directly or indirectly, Company securities. This requirement also applies to transactions by their Family Members.

Clearance of a transaction is valid for only a two-business day period. If the transaction order is not placed within that period, clearance for the transaction must be re-requested. No one is obligated to complete a transaction once it is approved.

For Directors and Officers Only: Six-Month Profit Recapture

Any purchase and sale by a director or officer that together occur within a six-month period will be netted against each other. If any such netting results in a profit, then that amount legally belongs to the Company. Any shareholder can bring a lawsuit to recover such profit on the Company's behalf.

E.   Identifying Material, Nonpublic Information

Information is <u>material</u> if a reasonable investor would consider that information to be important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company's stock price, whether positive or negative, should be considered material. Some examples of information that ordinarily would be regarded as material are:

- Quarterly earnings or earnings guidance;
- Projections of future earnings or losses that are inconsistent with guidance or expectations;
- A pending or proposed significant merger or acquisition;
- A pending or proposed acquisition or disposition of a significant asset(s) or pending or proposed significant expansion or curtailment of operations;
- A significant change in dividend policy or the declaration of a stock split;
- A significant change in executive management;
- A significant regulatory or litigation development;
- A significant cybersecurity incident;
- A decision by the Company to borrow a significant amount of money;
- A decision by the Company to offer securities to the public or repurchase or redeem any Company securities currently owned by the public;
- Impending bankruptcy or the existence of severe liquidity problems;
- Gain or loss of a significant customer; and
- A significant change in the Company's capital expenditure program.

The foregoing are merely examples and should not be treated as an all-inclusive list. Depending on the circumstances, information about other events or about other possible changes or developments not listed above also may be regarded as material. Information is deemed to be <u>nonpublic</u> until it has been disseminated by a method that is reasonably designed to provide broad, non-exclusionary distribution of the information to the public, usually by means of a press release or an SEC filing. Even after Company information has been publicly disclosed, the investing public needs sufficient time to absorb the information. As a general rule, information should not be considered to be fully absorbed by the marketplace until the close of trading on the next business day after the day on which the information is released.

When in doubt about whether information is material or nonpublic, assume that the information is material and nonpublic.

F.   **Rule 10b5-1 Trading Plans**

Rule 10b5-1 under the Exchange Act provides an affirmative defense against a claim of insider trading if an insider's trades are made pursuant to a written plan that was adopted in good faith at a time when the insider was not in possession of material, nonpublic information (a "Trading Plan"). No one can enter into a Trading Plan when the trading "window" for Company securities is closed.

Any Covered Person entering into a Trading Plan must notify the Company's Chief Financial Officer.

G.   **Acknowledgment and Certification**

This policy is provided to all new employees and is circulated to all employees annually. In addition, all directors and officers of the Company are required to sign an acknowledgment and certification annually that they have maintained compliance with this Policy.

ACKNOWLEDGMENT AND CERTIFICATION ON INSIDER TRADING POLICY

The undersigned acknowledges receipt of the Company's policy on insider trading. The undersigned has read and understands this policy, has been in compliance with this policy and agrees to be governed by this policy at all times.

_____
(signature)

_____
(please print name)

Date: _____

Exhibit 21

LIST OF SUBSIDIARIES

1.   Coastal Homeowners Insurance Specialists, Inc. (Florida)

2.   Tigerquote.com Insurance Solutions of Ohio, Inc. (Ohio)

3.   Tigerquote.com Insurance Solutions of Pennsylvania, Inc. (Pennsylvania)

4.   Universal Adjusting Corporation (d/b/a Alder Adjusting)(Florida)

5.   Assurance Systems, Inc. (Florida)

6.   Universal Inspection Corporation (d/b/a Wicklow Inspection Corporation)(Florida)

7.   Protection Solutions, Inc. (Florida)

8.   Universal Property & Casualty Insurance Company (Florida)

9.   Evolution Risk Advisors, Inc. (Florida)

10.   Oak90 Capital, Inc. (Florida)

11.   Grand Palm Development Group, Inc. (Florida)

12.   Atlas Premium Finance Company (Florida)

13.   Blue Atlantic Reinsurance Corporation (Florida)

14.   American Platinum Property and Casualty Insurance Company) (Florida)

15.   Universal Logistics Corporation (Florida)

16.   Financial & Insurance Management Resources, Inc. (Florida)

17.   Universal Protection Plans, Inc. (Florida)

18.   Universal Real Estate Bella Villaggio, LLC

19.   URE 224 Inlet Way, LLC

20.   Core Risk Solutions, Inc.

21.   Clovered, Inc.

22.   Mangrove Risk Solutions Bermuda Ltd. (f/k/a Isosceles Insurance Ltd.) (separate account UVE-01)

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements on Form S-8 (333-163564, 333-174125, 333-181994, 333-189122, 333-203866, 333-215750, 333-222993, 333-238314, 333-257896, and 333-280911) of our report dated February 27, 2026 with respect to the consolidated financial statements and schedules, which appear in Universal Insurance Holdings, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the U.S. Securities and Exchange Commission.

/s/ Plante & Moran, PLLC

East Lansing, Michigan
February 27, 2026

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13A-14 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stephen J. Donaghy, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 31, 2025 of Universal Insurance Holdings, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: February 27, 2026

/s/ Stephen J. Donaghy
_____
Stephen J. Donaghy
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13A-14 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Frank C. Wilcox, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 31, 2025 of Universal Insurance Holdings, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: February 27, 2026

/s/ Frank C. Wilcox
_____
Frank C. Wilcox
Chief Financial Officer

Exhibit 32

CERTIFICATIONS PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Universal Insurance Holdings, Inc. ("Company") on Form 10-K for the fiscal year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof ("Report"), the undersigned, in the capacity and on the date indicated below, each hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Date: February 27, 2026

By: /s/ Stephen J. Donaghy
Name: Stephen J. Donaghy
Title: Chief Executive Officer

Date: February 27, 2026

By: /s/ Frank C. Wilcox
Name: Frank C. Wilcox
Title: Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being "filed" as part of the Form 10-K or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32 is expressly and specifically incorporated by reference in any such filing.

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